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AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 11, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

HEXCEL CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware	3089	94-1109521
(State or other jurisdiction of Incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Two Stamford Plaza
281 Tresser Boulevard
Stamford, Connecticut 06901-3238
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Ira J. Krakower, Esq.
Senior Vice President and General Counsel
Hexcel Corporation
Two Stamford Plaza
281 Tresser Boulevard
Stamford, Connecticut 06901-3238
(203) 969-0666
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Joseph A. Coco, Esq. Thomas W. Greenberg, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036	Kris F. Heinzelman, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019

Approximate date of commencement of proposed sale to the public: As soon as possible after the effective date of this Registration Statement as determined by market conditions.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:    ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box:    ☐

        If this Form is filed to register additional securities or an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Common Stock, par value $0.01 per share, of Hexcel Corporation	16,674,665	$16.80	$280,134,372.00	$32,971.82

(1)
Includes an aggregate of 2,174,665 shares of common stock that may be purchased by the underwriters to cover over-allotments, if any.

(2)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices of the common stock on the New York Stock Exchange on July 5, 2005.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated July 11, 2005.

14,500,000 Shares

Hexcel Corporation

Common Stock

        All of the shares of common stock in this offering are being sold by the selling stockholders identified in this prospectus. Hexcel will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

        The common stock is listed on the New York Stock Exchange and the Pacific Exchange under the symbol "HXL." The last reported sale price of the common stock on July 8, 2005 was $16.90 per share.

        See "Risk Factors" on page 14 to read about factors you should consider before buying shares of the common stock.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the selling stockholders	$	$

        To the extent that the underwriters sell more than 14,500,000 shares of common stock, the underwriters have the option to purchase up to an additional 2,174,665 shares from the selling stockholders at the initial price to public less the underwriting discount.

        The underwriters expect to deliver the shares against payment in New York, New York on                          , 2005.

Goldman, Sachs & Co.	Credit Suisse First Boston

Prospectus dated                          , 2005.

AVAILABLE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document Hexcel files at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-888-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at www.sec.gov or from our website at www.hexcel.com. However, the information on our website does not constitute a part of this prospectus.

        In this document, we "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring to that information. The information incorporated by reference is considered to be a part of this prospectus. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 on or after the date of this prospectus until the offering is completed.

  •
  Annual Report on Form 10-K for the fiscal year ended December 31, 2004;

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  Quarterly Report on Form 10-Q for the quarter ended March 31, 2005;

  •
  Proxy Statement for the 2005 Annual Meeting of Stockholders of Hexcel Corporation filed on April 15, 2005; and

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  Current Reports on Form 8-K dated January 12, 2005; January 19, 2005; January 27, 2005; January 31, 2005; February 4, 2005; March 2, 2005; April 1, 2005; April 26, 2005; and May 24, 2005 (except any materials only "furnished" to the SEC).

        You may request a copy of any of these filings at no cost by writing or telephoning us at: Hexcel Corporation, Two Stamford Plaza, 281 Tresser Boulevard, Stamford, Connecticut 06901, (203) 969-0666, Attention: Investor Relations.

        You should rely only upon the information provided in this prospectus or incorporated by reference into this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus, including any information incorporated by reference, is accurate as of any date other than the date of this prospectus.

i

MARKET AND INDUSTRY DATA

        Industry and market data used throughout this prospectus was obtained through company research, surveys and studies conducted by third parties and industry and general publications. We have not independently verified market and industry data from third party sources. While we believe that our internal surveys are reliable and that industry descriptions are appropriate, neither these surveys nor these descriptions have been verified by any independent sources.

FORWARD LOOKING STATEMENTS

        This prospectus includes and incorporates by reference forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to future prospects, developments and business strategies. These forward looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "should," "will" and similar terms and phrases, including references to assumptions. Such statements are based on current expectations, are inherently uncertain and are subject to changing assumptions.

        Such forward looking statements include, but are not limited to:

  •
  estimates of commercial aircraft production and delivery rates, including those of Airbus Industries ("Airbus") and The Boeing Company ("Boeing");

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  expectations of composite content on new commercial aircraft programs;

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  expectations regarding the growth in the production of military aircraft, helicopters and launch vehicle programs in 2005 and beyond and the trend in funding for such military aircraft programs;

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  expectations regarding future business trends in the electronics fabrics industry;

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  expectations regarding the demand for soft body armor made of aramid and specialty fabrics;

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  expectations regarding growth in sales of composite materials for wind energy, recreation and other industrial applications;

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  expectations as to the impact of increasing prices of raw materials and utilities used in the manufacture of our products;

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  estimates of changes in net sales by market compared to 2004;

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  expectations as to the availability of carbon and aramid fibers and the expansion of carbon fiber manufacturing capacity;

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  expectations regarding our equity in the earnings (losses) of joint ventures, as well as joint venture investments and loan guarantees;

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  expectations regarding working capital trends and anticipated capital expenditures levels;

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  the availability and sufficiency under our senior credit facility and other financial resources to fund our worldwide operations in 2005 and beyond; and

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  the impact of various market risks, including fluctuations in the interest rates underlying our variable-rate debt, fluctuations in currency exchange rates, fluctuations in commodity prices and fluctuations in the market price of our common stock.

ii

        Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different. Such factors include, but are not limited to, the following: changes in general economic and business conditions; changes in current pricing and cost levels; changes in political, social and economic conditions and local regulations, particularly in Asia and Europe; foreign currency fluctuations; changes in aerospace delivery rates; reductions in sales to any significant customers, particularly Airbus or Boeing; changes in sales mix; changes in government defense procurement budgets; changes in military aerospace programs or technology; industry capacity; competition; disruptions of established supply channels; manufacturing capacity constraints; the availability, terms and deployment of capital; and the other factors described under "Risk Factors." Additional information regarding these factors is contained in our Annual Report on Form 10-K for the year ended December 31, 2004.

        If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected, estimated or projected. In addition to other factors that affect our operating results and financial position, neither past financial performance nor our expectations should be considered reliable indicators of future performance. Investors should not use historical trends to anticipate results or trends in future periods. Further, our stock price is subject to volatility. Any of the factors discussed above could have an adverse impact on our stock price. In addition, failure of sales or income in any quarter to meet the investment community's expectations, as well as broader market trends, could have an adverse impact on our stock price. We do not undertake an obligation to update such forward looking statements or risk factors to reflect future events or circumstances.

iii

SUMMARY

        This summary may not contain all of the information that may be important to you. You should read the entire prospectus, including the financial data and related notes, before making an investment decision. The terms "Hexcel," the "Company," "we" and "us" in this prospectus refer to Hexcel Corporation and its subsidiaries, unless the context otherwise requires. You should pay special attention to the "Risk Factors" section beginning on page 14 of this prospectus to determine whether an investment in our common stock is appropriate for you. Unless otherwise noted, all references in this prospectus to a number or percentage of shares outstanding are based on 54,696,233 shares of our common stock outstanding as of June 24, 2005. Unless otherwise noted, the information in this prospectus assumes that the underwriters' over-allotment option to purchase a maximum of 2,174,665 additional shares is not exercised.

Overview

        We are a leading producer of advanced structural materials. We develop, manufacture and market lightweight, high-performance reinforcement products, composite materials and composite structures for use in the commercial aerospace, industrial, space and defense and electronics markets. Our products are used in a wide variety of end products, such as commercial and military aircraft, space launch vehicles and satellites, soft body armor, wind turbine blades, printed wiring boards, high-speed trains and ferries, cars and trucks, window blinds, bikes, skis and a wide variety of other recreational equipment. Our advanced structural materials enable our customers to build structures that are lighter, stiffer and/or stronger than structures built with traditional materials without the problems of fatigue or corrosion associated with metals. The following charts summarize our fiscal 2004 net sales by manufactured location, business segment and end market:

        For the fiscal year ended December 31, 2004, we generated net sales of $1.07 billion. For the three months ended March 31, 2005, we generated net sales of $290.6 million.

        We serve international markets through manufacturing facilities and sales offices located in the United States and Europe, and through sales offices located in the Pacific Rim and Australia. We are also an investor in four joint ventures, one of which manufactures and markets reinforcement products in the United States, one of which manufactures and markets composite materials in Japan and two of which manufacture composite structures and interiors in China and Malaysia.

        We are a vertically integrated manufacturer of products within a single industry: advanced structural materials. Hexcel's advanced structural materials business is organized around three strategic business segments:

  •
  Composites: This segment manufactures and produces carbon fibers, honeycomb and fiber reinforced matrix materials, structural adhesives and specially machined honeycomb details and composite panels that are incorporated into many applications including military and commercial aircraft, wind turbine blades and recreation products;

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  Reinforcements: This segment manufactures carbon fiber reinforcement fabrics for composites, fiberglass fabrics for printed wiring board substrates, woven fabrics for ballistics protection and reinforcement materials made from carbon, glass, aramid and other specialty fibers that are the foundation of composite materials, parts and structures or are used in other industrial applications; and

  •
  Structures: This segment engineers and produces composite parts for structures and interiors of commercial and military aircraft.

        With 18 manufacturing facilities located in six countries around the world and joint ventures in the United States and Asia, we are well positioned to take advantage of opportunities for growth worldwide. For the fiscal year ended December 31, 2004, 43.9% of our products were manufactured outside the United States. We serve our international markets through manufacturing facilities and sales offices located in the United States and Europe and through sales offices located in Asia and Australia.

        We believe that we have achieved a degree of vertical integration unmatched by any competitor. This vertical integration enhances our control over the cost, quality and delivery of our products and enables us to offer a variety of solutions to our customers' mission critical, structural materials needs. We have maintained longstanding relationships with our key customers, including Boeing and the European Aeronautic Defence and Space Company ("EADS"), the parent company of Airbus, DHB Industries, Armor Holdings, Vestas Wind Systems, Gamesa, Isola Laminate Systems, Park Electrochemical, Polyclad Laminates, Lockheed Martin, BAE Systems and GKN.

Competitive Strengths

        We believe that our competitive position is attributable to a number of key strengths, including the following:

  Industry Leader with Comprehensive Product Capabilities

        We believe that we are:

  •
  the world's largest integrated producer of advanced structural materials for both the commercial and military aerospace industries;

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  a global leader in the manufacture of carbon fibers for military aircraft applications, as well as a global leader in the manufacture of fiber reinforced matrix materials, reinforcement fabrics and honeycomb products for commercial and military aircraft applications; and

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  the world's leading producer of reinforcement fabrics for body armor.

        We have been an industry leader for more than 50 years and attribute the strength and longevity of our leading position to our reputation for high quality and engineering excellence across the broad range of our product offerings. We are a vertically integrated manufacturer, with a supply chain that provides us with a greater ability to control the cost, quality and delivery of our products. In addition, because we develop, manufacture and sell products at each level of our vertically integrated manufacturing process, we are able to provide the broadest possible range of overall materials solutions to our customers. Currently, we consume approximately 50% of our carbon fiber production and 25% of our reinforcement fabric production internally and sell the balance of our production to our customers.

  Strong Position as Qualified Supplier

        Generally, before advanced structural materials may be utilized in commercial and military aerospace applications, they must be qualified for use by the aircraft original equipment manufacturers ("OEMs") such as Airbus, Boeing and Lockheed Martin. The qualification process is typically time consuming and costly and requires that the product specification and manufacturing processes be certified and documented. This qualification process is focused on ensuring consistent manufacturing and the traceability of products and is part of the support aircraft manufacturers require to certify an aircraft with governmental agencies such as the Federal Aviation Administration or the Department of Defense. To limit variation, OEMs qualify a limited number of suppliers for any given product. Further, they rely upon a database of prior usage of a product in selecting materials to use in the manufacture of new aircraft programs. Airbus and Boeing, the largest commercial aircraft manufacturers in the world, use our qualified products in all of their commercial aircraft, and our carbon fiber is the only qualified carbon fiber on many U.S. and Western European military aircraft programs currently in production. We believe that we have the broadest range of product qualifications of any advanced structural materials manufacturer in the aerospace industry and have qualified products for use in a significant number of western commercial and military aircraft programs. In addition, aircraft programs typically have very long life cycles, with production runs often lasting 20 to 30 years or more. As a result of the high cost and increased risk associated with the qualification of a new supplier, as well as the strong relationships that develop with existing suppliers over time, OEMs generally do not add new suppliers once a program enters production.

  Visibility into the OEM Recovery

        The lead times for the manufacture of modern commercial and military aircraft are long. Changes in aircraft build rates are decided well in advance of changes in production as they take months to implement. Suppliers are notified very early in the planning stage regarding any changes in production requirements and periodically participate in rate readiness studies to determine whether the supply chain can support increases in aircraft production. We believe that knowing these production planning requirements gives us significant visibility into the expected demand for our products for the next twelve to eighteen months. Our advanced structural materials are typically delivered, on average, six months prior to the production of an aircraft, whereas finished composite structures are delivered while an aircraft is being assembled. We are currently delivering materials that will be used to support commercial aircraft production in the second half of 2005 and are beginning to deliver materials to support increased commercial aircraft production in 2006. Our close relationships with all the key OEMs and involvement in their production planning give us confidence in the near to mid-term prospects for our businesses.

  Industry and Geographic Diversity

        Approximately 43% of our net sales for the fiscal year ended December 31, 2004 were derived from the commercial aerospace industry; 18% from the space and defense industry; 6% from the electronics industry; and 33% from a wide range of industrial applications, including body armor products, wind turbine blades and recreational and automotive products. We believe that these industries are influenced by different factors that do not move in tandem, providing added diversification and stability to our business. Our revenues from market applications outside aerospace represented 39% of our 2004 sales. We benefit from a historically strong base of European operations and product qualifications giving us a strong presence with European customers. Reflecting this geographic revenue diversity, during the fiscal year ended December 31, 2004, we manufactured 44% of our products outside the United States and 56% in the United States. We believe that this industry and geographic diversity provides us with growth platforms that allow us to serve the global needs of our customers.

  Growing Share of Growing Markets

        Many of the markets we serve with advanced structural materials, such as aerospace, wind energy and ballistic materials, have long-term positive fundamental growth trends. The use of advanced structural materials in aerospace and wind energy applications tends to expand faster than the market as our products are substituted for traditional materials such as aluminum, steel and wood. In commercial aerospace, for example, composite materials are increasingly being used to replace aluminum and other metals throughout the airframe. We believe that this substitution effect represents a long-term trend in the commercial and military aerospace industries, with composites representing an increasingly higher percentage of the total value of the airframe in each new aircraft generation. Early versions of commercial jet aircraft, like the Boeing 707, which was developed in the early-1950s, contained almost no composite materials. One of the first aircraft to use a meaningful amount of composite materials, the Boeing 767, entered service in 1983, and was built with an airframe containing approximately 6% composite materials. The airframe of Boeing's most recently developed aircraft, the 777, which entered service in 1995, is approximately 11% composite. By comparison, the newest generation of aircraft in development, including the Airbus A380 and Boeing 787, is expected to be built with airframes containing approximately 23% and 50% composite materials, respectively. Airbus has also announced it is evaluating building the A350, which it reports will have a 39% composite content. We have been awarded contracts to supply substantial quantities of our products to the A380, including the materials to build the central wing box and aft fuselage. While Boeing has chosen another supplier to provide one advanced structural material product form for the wings and fuselage of the 787, the remaining opportunities for advanced structural materials are significant, and we believe that this will be an important aircraft for our wide range of materials and product forms. We believe that, following the 787, future generations of aircraft will contain increasingly higher percentages of composite materials. As a global leader in the production of advanced structural materials for the commercial aerospace industry, we believe that we are well-positioned to benefit from these trends.

  Significant Operating Leverage

        Following the industry downturn that began in late 2001, we restructured our company, reducing our annual cash fixed costs by 23%, or $66.4 million, in 2002, primarily through company-wide reductions in managerial, professional, indirect manufacturing and administrative employees, along with organizational rationalization. In the last two years, we have maintained the lean organization we created with the intent that any increase in sales will result in a proportionally greater increase in our profitability. As our commercial aircraft revenue grows as a result of increasing aircraft production rates, we should continue to benefit from controlling our fixed costs, thereby further expanding margins and generating increased amounts of free cash flow to fund capital expenditures and debt repayment.

  Manufacturing and Technical Expertise

        We have been a leader in advanced structural materials technology for over 50 years. We believe that the range of technologies and products that we have developed over this period gives us a depth of manufacturing expertise and a breadth of products and approvals that would be difficult for our competition to replicate. Our manufacturing and development facilities in the U.S. and Europe offer local support to our customers' needs while leveraging our global capabilities and experience. Our technically-oriented sales force and research and development staff work with new and existing customers to identify and engineer solutions to meet our customers' needs, particularly by identifying areas where new and existing advanced structural materials may beneficially replace traditional materials.

        We are continually improving our existing materials and developing new materials as well as seeking to drive down the end component cost for our customers. Areas of current development include:

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  a new generation of toughened and self adhesive prepreg systems;

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  enhanced modulus carbon fiber products that provide greater stiffness and offer weight savings in the fabrication of composite structures;

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  HexMC®, a carbon fiber/epoxy sheet molding compound that enables medium-sized composite components to be produced in mass;

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  NC2, a unique multi-axial reinforcement, and binders for use in resin infusion applications;

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  alternative solutions to lightening strike protection materials for aircraft;

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  innovative lightweight tooling materials;

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  a new generation of aircraft floor panels that are lighter than existing products;

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  direct fiber placement and resin infusion materials and processes; and

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  new acoustic honeycomb core products.

        We also expand our manufacturing capabilities to meet our customers expanded requirements. In February 2005, we announced a project to increase our carbon fiber manufacturing capacity by approximately 40% to meet our customers' requirements. This investment was to be completed over a three-year period. In light of the continuing growth in our customers' requirements, we recently increased the size of the project and now plan to increase our carbon fiber manufacturing capacity by approximately 50% of current capacity and are developing plans to complete the project more quickly.

  Experienced, Proven and Motivated Management Team

        We believe that our management team provides broad experience and expertise in the advanced structural materials business and its industries. David E. Berges, our Chairman, President and Chief Executive Officer, has over 30 years of experience with manufacturing organizations serving aerospace, automotive and industrial applications. Prior to joining us, Mr. Berges served as President of Honeywell's (formerly AlliedSignal) Automotive Products Group, Vice President of their Aerospace Engine Systems and Accessories groups and served as President and Chief Operating Officer of Barnes Aerospace, Barnes Group Inc. following 15 years of operational and commercial leadership roles at General Electric Company. Our Executive Vice President and Chief Financial Officer, Stephen C. Forsyth, has been with us for 24 years in general management and financial positions and has been Chief Financial Officer for eight years. Our three business unit presidents have accumulated over 65 years of experience with us and our predecessor companies. A substantial portion of our management's total compensation is based on cash incentive awards linked primarily to the achievement of financial targets and on equity awards.

Growth Strategy

        Our growth strategy is focused on maintaining our strong competitive differentiation while growing market share and revenue and enhancing profitability. Key elements of our growth strategy include the following:

  Expand Leadership Position in Commercial Aerospace Industry

        Commercial aerospace remains the largest market for advanced structural materials. We are the leading supplier of advanced structural materials to this industry, with strong positions at both Airbus and Boeing. We believe that underlying trends in the commercial aerospace market will drive growth in the future, and with it growth in the corresponding demand for advanced structural materials.

        Significant trends in the commercial aerospace market include the following:

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  increased usage of advanced structural materials in each new generation of commercial aircraft;

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  increased aircraft retirement rates as a result of operating costs, noise reduction regulation and a desire to standardize fleets;

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  increased emphasis on fuel efficiency and the design of new aircraft;

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  increased air travel worldwide and, in particular, the Asian emerging economies, most notably China;

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  European aviation deregulation; and

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  the move to all new aircraft fleets by low cost carriers.

        The 2005 Boeing Current Market Outlook ("2005 CMO") indicates that the commercial aerospace industry is expected to remain a growth market over the long term, with industry sources projecting worldwide air traffic to grow at a compounded average rate of 5% during the 2005-2024 period, increasing annual revenue passenger miles from approximately 2.3 trillion in 2004 to approximately 5.9 trillion in 2024. The growth in revenue passenger miles will require substantial expansion of the worldwide fleet and OEM production rates. According to industry sources, including the public statements of Boeing and Airbus, new deliveries of large commercial aircraft are expected to grow to 680 in 2005 from 605 in 2004, and then to 775 to 785 in 2006, and over 800 in 2007 and 2008. The 2005 CMO indicates that the worldwide fleet of commercial airlines will more than double over the 20-year period ending 2024, and that almost 26,000 passenger and cargo airplanes will be delivered over the next 20 years.

        We continue to pursue the increased use of advanced structural materials in each new generation of commercial aircraft. The Airbus A340-500/600 models for the first time utilize advanced structural materials to fabricate the keel beam and the rear pressure bulkhead. The Airbus A380 reflects further penetration of advanced structural materials because the airframe contains more than 10 times the composite content of the Boeing 747 with which it will compete. Boeing and Airbus are currently developing the 787 and A350 aircraft, respectively, each of which will utilize more advanced structural materials than any previous large commercial aircraft. We believe that the 787 and the A350 will set the standard for the design of future commercial aircraft and the usage of advanced structural materials in their manufacture. We believe that we are well-positioned to capitalize on growth trends in the commercial aerospace industry by continuing to produce a wide variety of advanced structural materials for use in the manufacture of commercial aircraft.

  Capitalize on Growing Military Aerospace Markets

        We continue to capitalize on the growth of military aircraft production. Military aircraft generally use a higher percentage of advanced structural materials and higher value products than commercial aircraft, and we are uniquely qualified to supply materials for a broad range of military aircraft and helicopters. After a slowdown in military aircraft production during the 1990s, a new generation of military aircraft has now entered production, driven in part by the need to replace aging fighter and transport aircraft platforms. The new programs include the F-22 (Raptor), the F/A-18E/F (Hornet), the C-17 transport, the European Fighter Aircraft (Typhoon), the V-22 (Osprey) tiltrotor aircraft and the NH90 helicopter. In the coming years, we expect to see the benefit of additional programs such as the F-35 Joint Strike Fighter ("JSF") and the A400M transport in Europe as well as from unmanned aerial vehicles. Military aircraft lead the trend of increasing usage of advanced structural materials. We estimate that while the airframe of the F/A-18 C/D had 13% composite content, the newer F/A-18E/F version is now 27% composite content. Newer aircraft such as the Eurofighter or the JSF will exceed 40% composite content. While the relative size of each program will be subject to government funding, the requirement to replace existing aircraft and the increased defense spending resulting from the war on terrorism are expected to result in military aircraft production this decade that will be significantly higher than during the last decade. We are the sole supplier of carbon fiber on a significant number of U.S. based military aircraft programs, and therefore we are uniquely positioned to capitalize on the growth of these aircraft platforms.

  Capture Significant Share of Growing Wind Energy Market

        We believe that we are well positioned to generate revenue growth from the rapid expansion of the wind energy market. The American Wind Energy Association ("AWEA") has reported that global wind energy generating capacity has grown from 6,259 megawatts ("MW") in 1996 to 47,317 MW in 2004, representing a compounded annual growth rate of 29%. In 2004, 7,976 MW of capacity were installed, representing a 20% increase over installed capacity at the end of 2003. At the end of 2004, Europe as a whole, where we are the largest supplier of pre-impregnated composite materials ("prepregs") for these applications, represented approximately 72% of global installed capacity. German installed capacity, which represented 35% of global installed capacity at the end of 2004, increased by 14% in 2004 to 16,629 MW. Spain had the second largest installed capacity at the end of 2004, with approximately 8,263 MW, having increased by 33% in 2004. The growth in demand in Europe for renewable wind energy is driving the construction of large offshore wind farms, which benefit from more consistent wind patterns and the development of larger wind turbines and longer blades. The United States had the third largest installed capacity at the end of 2004, with approximately 6,740 MW, having increased by 6% in 2004. Key to the continuing growth of this market in the United States is the U.S. production tax credit for wind energy, which was renewed through December 2005 by Congress on September 28, 2004. The vast majority of blades on modern wind turbines are fabricated from fiber reinforced structural materials and with each new generation the sizes of the blades increase, creating the opportunity for greater use of our advanced structural materials. We believe that the combination of the superior technology of our products and the strength of our existing relationships in the wind energy industry will enable us to capitalize on the long-term growth of this market.

  Expand Applications for Advanced Structural Materials

        History has seen the expanded use of our advanced materials both within existing market applications and into new application markets. To date, advanced structural materials have found their greatest use in aerospace and recreation applications, where their performance properties have shown the most demonstrable value. We believe that these materials have potential uses in other structural engineering applications. In 2003 and 2004, in addition to wind energy, we generated significant growth in sales of our ballistics products from the expanded replacement programs by the U.S. military for body armor used by military personnel. While 2005 sales to most ballistics customers have remained at comparable levels to 2004, our 2005 sales to Second Chance Body Armor (a customer that filed for Chapter 11 protection in October 2004) are down significantly resulting in a modest reduction in total revenues from ballistic product applications for 2005 year-to-date. We are also pursuing growth opportunities in other military applications such as ground vehicles, naval vessels and platform armoring. We believe the breadth and depth of our advanced materials capabilities will serve us well in exploiting the potential of advanced structural materials.

Recent Developments

  Refinancing

        During the first quarter of 2005, we refinanced substantially all of our long-term debt in order to reduce interest expense, establish pre-payable senior debt and extend the maturities of our long-term debt. In particular, we:

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  issued $225.0 million principal amount of 6.75% senior subordinated notes due 2015;

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  entered into a new $350.0 million senior secured credit facility consisting of a $225.0 million term loan and $125.0 million of revolver availability;

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  purchased through a tender offer all of our outstanding 9.875% senior secured notes due 2008 ($125.0 million principal amount, plus accrued interest and tender premium);

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  redeemed all of our outstanding 9.75% senior subordinated notes due 2009 ($285.3 million principal amount, plus accrued interest and call premium);

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  redeemed all of our outstanding 7.0% convertible subordinated debentures due 2011 ($19.2 million principal amount, plus accrued interest); and

  •
  terminated our existing $115.0 million five-year secured revolving asset-backed credit facility, which was scheduled to expire on March 31, 2008.

  Accelerated Charge Upon Conversion of Preferred Stock

        We will record an "accelerated charge" immediately upon the conversion of the 24,007 shares of series A convertible preferred stock and 47,125 shares of series B convertible preferred stock into common stock. Assuming the preferred stock conversion took place as of March 31, 2005, the accelerated charge would be $9.5 million. See the notes to the accompanying unaudited pro forma financial information.

Other Information About Our Business

        We are incorporated under the laws of the State of Delaware. Our principal executive offices are located at Two Stamford Plaza, 281 Tresser Boulevard, Stamford, Connecticut 06901. Our general telephone number is 203-969-0666. The address of our website is www.hexcel.com. The information on our website is not part of this prospectus. For further information about our business, we refer you to our Annual Report on Form 10-K for the year ended December 31, 2004, and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, each of which is incorporated into this prospectus by reference.

The Offering

Securities offered	14,500,000 shares of common stock, par value $0.01 per share.
Over-allotment option granted by the selling stockholders	2,174,665 shares to be provided by the Berkshire/Greenbriar investors (as defined below).
Selling stockholders	All the shares of common stock offered by this prospectus are to be sold by the selling stockholders listed in "Selling Stockholders." We will not offer any shares of common stock in this offering.
Shares of common stock outstanding before this offering	54,696,233 shares.
Shares of common stock outstanding after this offering	65,771,393 shares.
Use of proceeds	We will not receive any proceeds from the sale of the shares of common stock being offered by this prospectus.
NYSE symbol	HXL.

Risk Factors

        Investing in our common stock involves substantial risk. See "Risk Factors" for a description of certain of the risks you should consider before investing in our common stock.

Selling Stockholders

        Investment entities controlled by The Goldman Sachs Group, Inc., which we refer to in this prospectus as the "Goldman Sachs investors," hold capital stock representing approximately 24.3% of Hexcel's total voting power as of June 24, 2005. Affiliates of Berkshire Partners LLC and Greenbriar Equity Group LLC, which we refer to in this prospectus collectively as the "Berkshire/Greenbriar investors," hold preferred stock representing approximately 19.7% of Hexcel's total voting power as of June 24, 2005. The selling stockholders offering shares of common stock pursuant to this prospectus are the Goldman Sachs investors listed in the table under "Selling Stockholders" and the Berkshire/Greenbriar investors listed in the table under "Selling Stockholders." See "Selling Stockholders" for a description of each of the selling stockholders and "Certain Relationships and Related Transactions" for a discussion of our relationships with the Goldman Sachs investors and the Berkshire/Greenbriar investors. Immediately following the sale of the shares by the selling stockholders as contemplated by this prospectus, the Goldman Sachs investors will hold common stock and preferred stock representing 15.5% of the Company's total voting power and the Berkshire/Greenbriar investors will hold preferred stock representing 12.7% of the Company's total voting power, in each case assuming that the underwriters do not exercise their over-allotment option.

        Under our governance agreement with the Goldman Sachs investors, the Goldman Sachs investors are currently entitled to designate three nominees for election to our ten-member Board of Directors and one director to serve on each committee of our Board of Directors. Under the stockholders agreement with the Berkshire/Greenbriar investors, the Berkshire/Greenbriar investors are currently entitled to designate two nominees for election to our Board of Directors and one director to serve on each committee of our Board of Directors. After the consummation of this offering, the number of director nominees that the Goldman Sachs investors are entitled to designate will decrease from three to two, but the Goldman Sachs investors will still be entitled to designate one director to serve on each committee of our Board of Directors. After the consummation of this offering, the number of director nominees that the Berkshire/Greenbriar investors are entitled to designate will decrease from two to one, and the Berkshire/Greenbriar investors will no longer be entitled to designate a director to serve on each committee of our Board of Directors. Within 10 days of the sale, as required by the governance agreement, the Goldman Sachs investors will cause one director nominated by the Goldman Sachs investors to resign, and, as required by the stockholders agreement, the Berkshire/Greenbriar investors will cause one director nominated by the Berkshire/Greenbriar investors to resign. These resignations will result in two vacancies on our Board of Directors that, as required by the governance agreement and stockholders agreement, will be filled with non-investor director nominees. The Board of Directors will begin a process in due course to identify appropriate candidates to fill these vacancies.

        The governance agreement and the stockholders agreement each provides that our Board of Directors will not authorize specified types of significant transactions without the approval of a majority of the directors nominated by each of the respective investors. As a result of this offering, the directors nominated by the Berkshire/Greenbriar investors will no longer have these approval rights under the stockholders agreement with respect to these transactions. See "Certain Relationships and Related Transactions" for a more detailed description of the governance agreement and the stockholders agreement.

Summary Financial Data

        The following table presents summary financial and other data with respect to the Company and has been derived from (1) the audited consolidated financial statements of the Company as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004, (2) the unaudited condensed consolidated financial statements of the Company as of and for the three months ended March 31, 2005 and 2004 and (3) the unaudited pro forma financial information. The information set forth below should be read together with other information contained under the captions "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, unaudited pro forma financial information and the related notes thereto included or incorporated in this prospectus.

	Year Ended			Three Months Ended
	December 31, 2002	December 31, 2003	December 31, 2004	March 31, 2004	March 31, 2005
	(In millions, except per share data)
Statements of Operations Data:
Net sales	$850.8	$896.9	$1,074.5	$262.8	$290.6
Cost of sales	689.5	722.4	845.4	208.2	224.8

Gross margin	161.3	174.5	229.1	54.6	65.8
Operating expenses:
Selling, general and administrative	85.9	95.0	113.1	25.5	26.6
Research and technology	14.7	17.7	21.3	4.9	5.7
Business consolidation and restructuring	0.5	4.0	2.9	0.5	0.4
Other (income) expense, net(a)	—	(2.2)	3.0	—	0.2

Operating income	60.2	60.0	88.8	23.7	32.9
Interest expense, net	62.8	53.6	47.7	12.4	11.9
Non operating (income) expense, net(b)	(10.3)	2.6	2.2	0.1	40.3

Income (loss) before income taxes	7.7	3.8	38.9	11.2	(19.3)
Provision for income taxes	11.3	13.5	11.2	3.4	3.6

Income (loss) before equity in earnings (losses)	(3.6)	(9.7)	27.7	7.8	(22.9)
Equity in earnings (losses) of and write downs of an investment in affiliated companies	(10.0)	(1.4)	1.1	0.3	0.5

Net income (loss)	(13.6)	(11.1)	28.8	8.1	(22.4)
Deemed preferred dividends and accretion	—	(9.6)	(25.4)	(3.1)	(2.3)

Net income (loss) available to common stockholders	$(13.6)	$(20.7)	$3.4	$5.0	$(24.7)

Net income (loss) per common share:
Basic	$(0.35)	$(0.54)	$0.09	$0.13	$(0.46)
Diluted	$(0.35)	$(0.54)	$0.08	$0.09	$(0.46)
Weighted average common shares outstanding:
Basic	38.4	38.6	39.3	38.9	53.9
Diluted	38.4	38.6	42.1	90.9	53.9

	Year Ended			Three Months Ended
	December 31, 2002	December 31, 2003	December 31, 2004	March 31, 2004	March 31, 2005
	(In millions, except per share data)
Balance Sheet Data (end of period):
Cash and cash equivalents	$8.2	$41.7	$57.2	$24.0	$26.2
Property, plant and equipment, net	309.4	293.9	286.6	282.1	273.0
Working capital	(530.8)	140.7	157.3	143.0	175.5
Total assets	708.1	722.7	776.8	723.1	766.3
Total debt	621.7	483.4	431.4	470.3	483.0
Mandatorily redeemable convertible preferred stock, 0.125 shares of Series A and 0.125 shares of Series B authorized, and 0.101 shares of Series A and 0.047 shares of Series B issued and outstanding at March 31, 2005 and December 31, 2004, and 0.125 shares of Series A and 0.125 shares of Series B issued and outstanding at March 31, 2004 and December 31, 2003	—	106.0	90.5	109.1	92.8
Stockholders' equity (deficit)	(127.4)	(93.4)	(24.4)	(94.1)	(60.3)
Summary Pro Forma(c):
Net income (loss) available to common stockholders			$23.1		$(19.5)
Net income (loss) per common share:
Basic			$0.37		$(0.30)
Diluted			$0.35		$(0.30)
Weighted average common shares outstanding:
Basic			63.1		65.0
Diluted			65.9		65.0
Other Financial Data:
Depreciation	$47.2	$52.2	$52.0	$13.3	$12.3
Capital expenditures	14.9	21.6	38.1	4.5	7.5
Cash flows provided by (used for) operations	65.9	46.9	85.9	2.7	(26.3)
Cash flows provided by (used for) investing	(2.3)	9.1	(28.6)	(4.5)	(15.0)
Cash flows provided by (used for) financing	(67.3)	(26.9)	(41.6)	(16.1)	9.4

(a)
Other (income) expense, net consists of the following:

	Year Ended			Three Months Ended
	December 31, 2002	December 31, 2003	December 31, 2004	March 31, 2004	March 31, 2005
	(In millions)
Gain on asset sales	$—	$(2.2)	$(4.0)	$—	$—
Accrual for certain legal matters	—	—	7.0	—	0.2

Total	$—	$(2.2)	$3.0	$—	$0.2

(b)
Non operating (income) expense, net consists of the following:

	Year Ended			Three Months Ended
	December 31, 2002	December 31, 2003	December 31, 2004	March 31, 2004	March 31, 2005
	(In millions)
(Gain) loss on the early retirement of debt	$(0.5)	$4.0	$3.2	$0.7	$40.3
Gain on expiration of contingent liability	—	(1.4)	—	—	—
Gain on demutualization of insurance company	—	—	(1.0)	(0.6)	—
Litigation gain	(9.8)	—	—	—	—

Total	$(10.3)	$2.6	$2.2	$0.1	$40.3

(c)
The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2004 and the three months ended March 31, 2005 have been prepared to illustrate the effect of (a) the refinancing of substantially all of the Company's long-term debt during the first quarter of 2005 and (b) the effect of the conversion of 24,007 shares of Series A and 47,125 shares of Series B mandatorily redeemable convertible preferred stock in connection with this offering into 11,075,160 shares of the Company's common stock as if the transactions occurred on January 1, 2004. In addition, the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2004 has been prepared to illustrate the effect of the conversion in December, 2004 by the holders thereof of 23,916 shares of Series A and 77,875 shares of Series B mandatorily redeemable convertible preferred stock into an aggregate of 13,049,912 shares of common stock as if it occurred on January 1, 2004. See "Unaudited Pro Forma Financial Information" included elsewhere in this prospectus.

RISK FACTORS

        You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

The industries in which we operate are cyclical, and downturns in them may adversely affect the results of our operations.

        The core industries in which we operate are, to varying degrees, cyclical and have historically experienced downturns. We are currently in an upturn of demand in the commercial aerospace, wind energy, and ballistics industries. However, a downturn in these industries could occur at any time, and in the event of a downturn, we have no way of knowing if, when and to what extent there might be a recovery. Any deterioration in any of the cyclical industries we serve could adversely affect our financial performance and operating results.

        While Boeing and Airbus have increased their production and deliveries of commercial aircraft in 2005 and indicated that they will make further increases in 2006, the demand for new commercial aircraft is cyclical and any reduction could result in reduced net sales for our commercial aerospace products and could reduce our profit margins. Approximately 43% of our net sales for the year ended December 31, 2004 were derived from sales to the commercial aerospace industry. Reductions in demand for commercial aircraft or a delay in deliveries could result from many factors, including a terrorist event similar to that which occurred on September 11, 2001 and any subsequent military response, changes in the propensity for the general public to travel by air, the rise in the cost of aviation fuel, consolidation and liquidation of airlines and slower macroeconomic growth.

        In addition, our customers continue to emphasize the need for improved yield in the use of our products and cost reduction throughout the commercial aerospace supply chain. In response to these pressures, we reduced the price of some commercial aerospace products in recent years and are likely to continue to do so in the future. Where possible, we seek to offset or mitigate the impact of such price and cost reductions by productivity improvements and reductions in the costs of the materials and services we procure.

A significant decline in business with Boeing, EADS or other significant customers could materially impair our business, operating results, prospects and financial condition.

        Approximately 19% and 23% of our net sales for the years ended December 31, 2004 and December 31, 2003, respectively, were made to Boeing and its related subcontractors. Approximately 21% and 20% of our net sales for the years ended December 31, 2004 and December 31, 2003, respectively, were made to EADS, including Airbus and related subcontractors. Accordingly, the loss of, or significant reduction in purchases by, either of these customers or other significant customers could materially impair our operating results and weaken our financial condition.

Reductions in space and defense spending could result in a decline in our net sales.

        The growth in military aircraft production that has occurred in recent years may not be sustained, production may not continue to grow and the increased demand for replacement helicopter blades and ballistic reinforcement fabrics for soft body armor as a result of the military activities in Afghanistan and Iraq may not be sustained. The production of military aircraft depends upon U.S. and European defense budgets and the related demand for defense and related equipment. As evidenced by recently announced cuts in the U.S. defense budget, these defense budgets may decline, and sales of products used in defense and related equipment by U.S. and foreign governments may not continue at expected levels. Approximately 18% and 20% of our net sales for the years ended December 31, 2004 and December 31, 2003, respectively, were derived from space and defense industries. In addition, a portion of our industrial market application sales were ballistic reinforcement materials sold to customers manufacturing soft body armor for the U.S. military forces and their allies. The space and defense industries are largely dependent upon government defense budgets, particularly the U.S. defense budget.

A decrease in supply or increase in cost of our raw materials could result in a material decline in our profitability.

        Because we purchase large volumes of raw materials, such as epoxy and phenolic resins, aluminum foil, carbon fiber, fiberglass yarn and aramid paper and fiber, any restrictions on the supply or the increase in the cost of our raw materials could significantly reduce our profit margins. Efforts to mitigate restrictions on the supply or price increases of our raw materials by long-term purchase agreements, productivity improvements or by passing cost increases to our customers may not be successful. Our profitability depends largely on the price and continuity of supply of these raw materials, which are supplied by a limited number of sources. With increased demand for carbon fiber and constrained supply, we are making capital expenditures in 2005 to increase output from our own manufacturing capacity this year. In addition, we have started to implement plans to expand our carbon fiber manufacturing capacity to increase our output by approximately 50% by 2007. Nevertheless, constrained industry-wide supply is currently restricting the availability of carbon fiber particularly for recreational and industrial applications and could also restrict availability for aerospace applications depending on the rate of growth in commercial aircraft production and the timing of the completion of announced new capacity additions. In addition, qualification to use raw materials in some of our products limits the extent to which we are able to substitute alternative materials for these products. Our ability to pass on these costs to our customers is, to a large extent, dependent on the terms of our contracts with our customers and industry conditions, including the extent to which our customers would switch to alternative materials we do not produce in the event of an increase in the prices of our products.

Our substantial international operations are subject to uncertainties which could affect our operating results.

        We believe that revenue from sales outside the U.S. will continue to account for a material portion of our total revenue for the foreseeable future. Additionally, we have invested significant resources in our international operations and we intend to continue to make such investments in the future. Our international operations are subject to numerous risks, including:

  •
  the difficulty of enforcing agreements and collecting receivables through some foreign legal systems;

  •
  foreign customers may have longer payment cycles than customers in the U.S.;

  •
  compliance with U.S. Department of Commerce export controls;

  •
  tax rates in some foreign countries may exceed those of the U.S. and foreign earnings may be subject to withholding requirements or the imposition of tariffs, exchange controls or other restrictions;

  •
  general economic and political conditions in the countries where we operate may have an adverse effect on our operations in those countries or not be favorable to our growth strategy;

  •
  foreign governments may adopt regulations or take other actions that would have a direct or indirect adverse impact on our business and market opportunities; and

  •
  the potential difficulty in enforcing intellectual property rights in some foreign countries.

        Any one of the above could adversely affect our financial condition and results of operations.

        In addition, fluctuations in currency exchange rates may influence the profitability and cash flows of our business. For example, our European operations sell some of the products they produce in U.S. dollars, yet the labor and overhead costs incurred in the manufacture of those products is denominated in Euros or British pound sterling. As a result, the local currency margins of goods manufactured with costs denominated in local currency, yet sold in U.S. dollars, will vary with fluctuations in currency exchange rates, reducing when the U.S. dollar weakens against the Euro and British pound sterling. In addition, the reported U.S. dollar value of the local currency financial statements of our foreign subsidiaries will vary with fluctuations in currency exchange rates. While we enter into currency exchange rate hedges from time to time to mitigate these types of fluctuations, we cannot remove all fluctuations or hedge all exposures and our earnings are impacted by changes in currency exchange rates.

        During the past several years, some countries in which we operate or plan to operate have been characterized by varying degrees of inflation and uneven growth rates. We currently do not have political risk insurance in the countries in which we conduct business. While we carefully consider these risks when evaluating our international operations, we cannot assure you that we will not be materially adversely affected as a result of such risks.

We could be adversely affected by environmental and safety requirements.

        Our operations require the handling, use, storage and disposal of certain regulated materials and wastes. As a result, we are subject to various laws and regulations pertaining to pollution and protection of the environment, health and safety. These requirements govern among other things, emissions to air, discharge to waters and the generation, handling, storage, treatment and disposal of waste and remediation of contaminated sites. We have made, and will continue to make, capital and other expenditures in order to comply with these laws and regulations. These laws and regulations are complex, change frequently and could become more stringent in the future.

        We have been named as a "potentially responsible party" under the federal Superfund law or similar state laws at several sites requiring clean up. These laws generally impose liability for costs to investigate and remediate contamination without regard to fault. Under certain circumstances liability may be joint and several, resulting in one responsible party being held responsible for the entire obligation. Liability may also include damages to natural resources. In connection with our Lodi, New Jersey facility, we, along with the approximately 60 other companies, have been directed by state and federal regulatory authorities to contribute to the assessment and restoration of a stretch of the Passaic River, a project currently estimated to cost $1 billion. Although we are vigorously contesting our involvement with this project on scientific and legal grounds, we may ultimately be required to assume a share of the liability. We have also incurred and likely will continue to incur expenses to investigate and clean up our existing and former facilities. We have incurred substantial expenses for our work at these sites over a number of years, and these costs, for which we believe we have adequate reserves, will continue for the foreseeable future. The ongoing operation of our manufacturing plants also entails environmental risks and we may incur material costs or liabilities in the future which could adversely affect us.

        In addition, we may be required to comply with evolving environmental, health and safety laws, regulations or requirements that may be adopted or imposed in the future or to address newly discovered information or conditions that require a response. Although most of our properties have been the subject of environmental site assessments, there can be no assurance that all potential instances of soil and groundwater contamination have been identified, even at those sites where assessments have been conducted. Accordingly, we may discover previously unknown environmental conditions and the cost of remediating such conditions may be material. See "Legal

Proceedings" below and Note 16 to the condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.

The interests of our significant stockholders may be different than your interests.

        After the consummation of this offering, the Goldman Sachs investors will own approximately 15.5% of our outstanding voting securities and the Berkshire/Greenbriar investors will own approximately 12.7% (or 10.3% if the underwriters exercise their over-allotment option) of our outstanding voting securities. After the consummation of this offering, under our governance agreement with the Goldman Sachs investors, the Goldman Sachs investors will be entitled to designate two nominees for election to our ten-member Board of Directors and one director to serve on each committee of our Board of Directors. After the consummation of this offering, under the stockholders agreement with the Berkshire/Greenbriar investors, the Berkshire/Greenbriar investors will be entitled to designate one nominee for election to our Board of Directors but will no longer be entitled to designate one director to serve on each committee of our Board of Directors. In addition, the governance agreement provides that our Board of Directors will not authorize specified types of significant transactions without the approval of a majority of the directors nominated by the Goldman Sachs investors. The interests of the Goldman Sachs investors and the Berkshire/Greenbriar investors may be different than your interests. See "Certain Relationships and Related Transactions" for a more detailed description of the governance agreement and the stockholders agreement.

We have substantial debt that could limit our ability to satisfy our debt obligations and reduce the effectiveness of our operations.

        We have substantial debt and debt service requirements. We cannot assure you that we will generate sufficient cash flow from operations, or that we will be able to obtain sufficient funding, to satisfy our debt service obligations. Our ability to generate sufficient cash flow from operations to make scheduled payments on our debt obligations will depend on our future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of our control. As of March 31, 2005, we had $483.0 million of total debt, or $456.8 million of total debt net of cash on hand. This substantial level of debt has important consequences, including:

  •
  placing us at competitive disadvantage compared to our competitors that have less debt;

  •
  limiting our ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of our growth strategy and research and development costs;

  •
  limiting our ability to use operating cash flow for working capital, capital expenditures, debt service requirements and other areas of our business;

  •
  increasing our vulnerability to general adverse economic and industry conditions; and

  •
  limiting our ability to capitalize on business opportunities and to react to competitive pressures and adverse changes in government regulation.

        In addition, the operating and financial restrictions and covenants that are contained in our existing debt agreements may impair our ability to finance future operations or capital needs. In addition, our senior credit facility requires that we maintain compliance with specified financial ratios. A breach of any of these restrictions or covenants could cause a default with respect to our debt. A significant portion of our debt may then become immediately due and payable.

Our stock price may be volatile, and you may not be able to resell shares of our common stock at or above the price you paid.

        The trading prices of our common stock could be subject to significant fluctuations in response to, among other factors, variations in operating results, developments in the industries in which we do business, general economic conditions and changes in securities analysts' recommendations regarding our securities. Such volatility may adversely affect the market price of the common stock.

This offering will result in a substantial amount of previously unregistered shares of our common stock being registered, which may depress the market price of our common stock.

        As of June 24, 2005, the number of outstanding shares of our common stock freely tradable on the New York Stock Exchange and not owned by the selling stockholders was approximately 51,271,319. After giving effect to this offering, this figure will increase to 65,771,319 (or 67,945,984 if the underwriters' over-allotment option is exercised). The sale of the shares of common stock in this offering could depress the market price of our common stock.

Future sales of our common stock in the public market could lower our stock price.

        Sales of a substantial number of shares of common stock in the public market by our current stockholders, or the threat that substantial sales may occur, could cause the market price of our common stock to decrease significantly or make it difficult for us to raise additional capital by selling stock. See the section of this prospectus entitled "Shares Eligible for Future Sale" for details regarding the number of shares eligible for sale in the public market after this offering. Several of our existing stockholders, owning 25,692,404 shares of our common stock (including common stock into which such stockholders' preferred stock is convertible) after giving effect to this offering, are parties to registration rights agreements with us. Under those agreements, certain of these stockholders will have the right to require us to effect the registration of their shares of common stock, including shares obtained upon conversion of their preferred stock. We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock, or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of shares of common stock by the selling stockholders in this offering. The selling stockholders will receive all of the net proceeds from this offering.

PRICE RANGE OF OUR COMMON STOCK

        Our common stock is listed for trading on the New York Stock Exchange and the Pacific Exchange under the symbol "HXL." The following table sets forth the quarterly high and low closing prices of our common stock on the New York Stock Exchange for the periods indicated:

	High	Low
Year Ended December 31, 2005
First Quarter	$17.59	$14.20
Second Quarter	$18.36	$14.27
Third Quarter (through July 8, 2005)	$16.99	$16.61
Year Ended December 31, 2004
First Quarter	$8.68	$7.08
Second Quarter	$11.89	$6.81
Third Quarter	$14.06	$10.60
Fourth Quarter	$17.75	$14.05
Year Ended December 31, 2003
First Quarter	$3.25	$2.60
Second Quarter	$4.41	$2.95
Third Quarter	$6.71	$3.75
Fourth Quarter	$7.60	$5.94

        On July 8, 2005, the closing sale price of our common stock as reported on the New York Stock Exchange was $16.90 per share.

DIVIDEND POLICY

        We have not paid any cash dividends on our common stock since October 27, 1992. We presently intend to retain any earnings for use in our business and do not anticipate paying cash dividends in the foreseeable future. In addition, certain of our debt agreements prohibit us from paying cash dividends.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2005 on an actual and pro forma basis. The pro forma capitalization has been prepared to illustrate the conversion of 24,007 shares of Series A and 47,125 shares of Series B mandatorily redeemable convertible preferred stock in connection with this offering into 11,075,160 shares of the Company's common stock as if the conversion had occurred as of March 31, 2005. Pro forma cash and cash equivalents are presented to reflect expected transaction costs to be paid in cash. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, unaudited pro forma financial information and related notes and other financial information included elsewhere in this prospectus.

	As of March 31, 2005
	Actual	Adjustments		Pro Forma
	(In millions)
Cash and cash equivalents	$26.2		$(1.0)	$25.2

Senior debt:
Senior secured credit facility — revolving loan due 2010	$27.0	$		$27.0
Senior secured credit facility — term B loan due 2012	225.0			225.0
European credit and over draft facilities	2.1			2.1
Capital lease obligations	3.9			3.9

Total senior debt	258.0			258.0

Other debt:
6.75% Senior Subordinated Notes due 2015	225.0			$225.0

Total other debt	225.0			225.0

Total debt	483.0			483.0

Mandatorily Redeemable Convertible Preferred Stock	92.8		(25.8)	67.0

Stockholders' equity (deficit):
Preferred stock, no par value, 20,000,000 shares authorized, no shares issued and outstanding	—			—
Common stock, $0.01 par value, 200,000,000 shares authorized, 55,753,243 shares issued (actual); 66,828,403 shares issued (pro forma)	0.6		0.1	0.7
Additional paid in capital	336.3		25.7	362.0
Accumulated deficit	(386.2)		(1.0)	(387.2)
Accumulated other comprehensive income	4.4			4.4

	(44.9)		24.8	(20.1)
Less: Treasury stock, at cost, 1,466,424 shares	(15.4)			(15.4)

Total stockholders' equity (deficit)	(60.3)		24.8	(35.5)

Total capitalization	$515.5		$(1.0)	$514.5

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Results of Operations

Three Months Ended March 31, 2005 Compared to Three Months Ended March 31, 2004

	Quarter Ended March 31, Unaudited
(In millions, except per share data)
	2005	2004
Net sales	$290.6	$262.8
Gross margin %	22.6%	20.8%
Operating income	$32.9	$23.7
Operating income %	11.3%	9.0%
Non operating expense, net	$(40.3)	$(0.1)
Provision for income taxes	$3.6	$3.4
Equity in earnings of affiliated companies	$0.5	$0.3
Net income (loss)	$(22.4)	$8.1
Deemed preferred dividends and accretion	$(2.3)	$(3.1)
Net income (loss) available to common shareholders	$(24.7)	$5.0
Diluted net income (loss) per common share	$(0.46)	$0.09

        Net Sales:    Net sales of $290.6 million for the first quarter of 2005 were $27.8 million, or 10.6%, higher than the $262.8 million of net sales for the first quarter of 2004. The increase was driven by growth in three of the four major market segments along with a favorable impact from changes in foreign currency exchange rates. Had the same U.S. dollar, British pound sterling and Euro exchange rates applied in the first quarter of 2005 as in the first quarter of 2004, net sales for the first quarter of 2005 would have been $286.2 million, $23.4 million, or 8.9%, higher than the first quarter of 2004.

        The following table summarizes net sales to third-party customers by segment and end market for the quarters ended March 31, 2005 and 2004, respectively:

	Unaudited
(In millions)	Commercial Aerospace	Industrial	Space & Defense	Electronics	Total
First Quarter 2005
Reinforcements	$17.3	$42.8	$—	$16.8	$76.9
Composites	98.3	50.6	46.8	—	195.7
Structures	15.6	—	2.4	—	18.0

Total	$131.2	$93.4	$49.2	$16.8	$290.6
	45%	32%	17%	6%	100%

	Unaudited
(In millions)	Commercial Aerospace	Industrial	Space & Defense	Electronics	Total
First Quarter 2004
Reinforcements	$14.9	$43.4	$—	$15.8	$74.1
Composites	80.5	41.5	49.1	—	171.1
Structures	15.1	—	2.5	—	17.6

Total	$110.5	$84.9	$51.6	$15.8	$262.8
	42%	32%	20%	6%	100%

        Commercial Aerospace:    Net sales increased $20.7 million, or 18.7%, to $131.2 million for the first quarter of 2005, as compared to net sales of $110.5 million for the first quarter of 2004. If adjusted to eliminate the changes in exchange rates, total sales to commercial aerospace applications would have increased by $19.5 million, or 17.6%, compared to the first quarter of 2004. Net sales by each of the Company's business segments increased when compared with the first quarter of 2004 with sales by the Composites business segment having the greatest increase at 22.1%. The overall year over year improvement is driven by higher aircraft build rates by Boeing and Airbus as they increase the number of aircraft they manufacture and deliver in 2005. As Hexcel delivers its products on average six months in advance of actual aircraft deliveries, the Company first saw the benefits of these production increases last summer and they continued to be evident this quarter. With further production increases anticipated in 2006, the Company expects continued growth in commercial aerospace sales in the second half of 2005.

        The Company has also benefited during the first quarter of 2005 from the favorable mix of aircraft being manufactured by its customers that utilize more composite materials and the ramp-up of production related to the new Airbus A380 program. The A380 is both the largest commercial aircraft yet built and has the highest composite content of any aircraft in production at 23% by weight. The A380 completed its first successful test flight on April 27, 2005 and is expected to be certified and carry its first passengers in 2006. The Company expects revenues it derives from the A380 program to continue to grow in 2005.

        Industrial:    Net sales of $93.4 million for the first quarter of 2005 were $8.5 million or 10.0% higher than the net sales of $84.9 million for the same quarter of 2004. Excluding the favorable impact on foreign currency exchange rates of $2.2 million, sales to this market increased 7.4% year-on-year to $91.2 million. Sales of composite products to wind energy applications showed strong double-digit revenue gains this quarter compared to both the first quarter and the fourth quarters of 2004 and led the overall growth of the industrial market segment due to both the underlying growth in global wind turbine installations and share gains the Company made in 2004. The Company continues to anticipate significant growth from wind energy applications for the full year of 2005 compared to 2004 that will drive the overall growth in its Industrial segment this year.

        Demand for the Company's reinforcement fabrics used in ballistics applications remains robust, with the current quarter down slightly from the first and the fourth quarters of 2004 but within the range of our quarterly variability. With the growth in aerospace demand, availability of carbon fiber for non-aerospace applications continued to tighten and as a result constant currency revenues from products used in recreational and other industrial applications were about 3% lower than in the first quarter of 2004. All major carbon fiber suppliers have announced expansion plans which should benefit availability in the medium term.

        Space & Defense:    Net sales to this market for the first quarter of 2005 were $49.2 million, a decrease of $2.4 million, or 4.7%, when compared to the first quarter of 2004. On a constant foreign currency basis, net sales to this market of $48.4 million were down $3.2 million, or 6.2%, year-on-year. The first quarter of 2004 was the last quarter in which the Company recognized revenues from the Comanche program which terminated in March of 2004. Sales to the Comanche program were $3.8 million in the first quarter of 2004. Excluding these sales, first quarter 2005 revenues to this market were up 1% in constant currency over the same quarter of last year. The Company's revenues from military and space programs tend to vary from quarter to quarter more than revenues from programs in other market segments, due to customer ordering patterns and the timing of manufacturing campaigns.

        Electronics:    Net sales of $16.8 million for the first quarter of 2005 were $1.0 million, or 6.3%, higher than the net sales of $15.8 million for the first quarter of 2004. If adjusted for the $0.2 million favorable impact of exchange rates, revenues to this market would have been $16.6 million in the first quarter of 2005, an increase of 5.1% over the same period a year ago. While the Company remains focused on high-technology and specialty applications for its electronic materials and is targeting further growth in this market, future performance in this market segment remains difficult to predict.

        Gross Margin:    Gross margin for the first quarter of 2005 was $65.8 million, or 22.6% of net sales, compared with $54.6 million, or 20.8% of net sales, for the same period last year. The increase in gross margin reflects the contribution of higher net sales, the mix of those sales and the continuing benefits obtained from the Company's cost reduction programs partially offset by higher raw material and utility costs. Depreciation expense for the first quarter of 2005 was $12.3 million compared to $13.3 million in the first quarter of 2004.

        Selling, General and Administrative Expenses ("SG&A"):    SG&A expenses of $26.6 million for the first quarter of 2005 were $1.1 million higher than the first quarter of 2004. SG&A expenses were 9.2% of net sales in the first quarter of 2005 compared to 9.7% of net sales in the first quarter of 2004. The year-over year increase in SG&A expenses partly reflects the impact of higher foreign exchange rates of approximately $0.5 million, as the U.S. dollar has weakened against the British pound and Euro since the end of the first quarter of 2004. The Company continues to closely monitor its SG&A spending in order to achieve its desired operating leverage during a period of anticipated net sales growth.

        Research and Technology Expenses ("R&T"):    R&T expenses for the first quarter of 2005 were $5.7 million, or 2.0% of net sales, compared with $4.9 million, or 1.9% of net sales, for the first quarter of 2004. The year-over-year quarterly increase in R&T expenses reflects the Company's increased spending in support of new products and new commercial aircraft qualification activities, and the impact of changes in foreign currency exchange rates.

        Operating Income:    Operating income was $32.9 million, or 11.3% of net sales, in the first quarter of 2005, compared with $23.7 million, or 9.0% of net sales, in the first quarter of 2004. The year-over-year increase in operating income was driven by higher net sales and gross margin, and reflects the positive impact of the Company's ongoing cost containment initiatives. Business consolidation and restructuring expenses of $0.4 million in the first quarter of 2005 were down slightly compared to the $0.5 million of expenses in the first quarter of 2004.

        Non-Operating Expense, Net:    During the first quarter of 2005, the Company refinanced substantially all of its debt. In connection with the refinancing, the Company recorded a loss on early retirement of debt of $40.3 million during the first quarter of 2005, consisting of tender offer and call premiums of $25.2 million, the write-off of unamortized deferred financing costs and original issuance discounts of $10.3 million, transaction costs of $1.2 million in connection with the refinancing, and a loss of $3.6 million related to the cancellation of interest rate swap agreements.

        During the first quarter of 2004, the Company became aware of an existing asset custodial account created upon the de-mutualization of an insurance company in December 2001. Assets distributed to the custodial account resulted from the existence of certain group life insurance, disability and dental plans insured by the de-mutualized company. The assets held in the account will be used to defray a portion of future funding requirements associated with these plans. In connection therewith, the Company recognized a gain of $0.6 million in the first quarter of 2004.

        In addition, during the first quarter of 2004, the Company repurchased $10.0 million principal amount of its 9.75% senior subordinated notes due 2009, recognizing a $0.7 million loss on the early retirement of debt. The loss resulted from the premium paid, as well as the write-off of related unamortized deferred financing costs and original issuance discount.

        For further information, see Notes 2, 6, 8 and 11 to the accompanying notes to the condensed consolidated financial statements.

        Interest Expense:    Interest expense was $11.9 million for the first quarter of 2005, compared to $12.4 million for the first quarter of 2004. Included in interest expense in the first quarter of 2005 was an additional expense of $1.0 million, net of interest income, due to the lag between the issuance on February 1, 2005 of the 6.75% senior subordinated notes due 2015 and the partial redemption of the 9.75% senior subordinated notes on March 3, 2005. The Company expects to begin fully reflecting the benefits of lower interest rates resulting from its first quarter 2005 refinancing in the second quarter of 2005 and that its interest expense will be about $4 million lower in each of the remaining quarters of 2005 than it was in the same periods in 2004.

        Provision for Income Taxes:    The provisions for income taxes of $3.6 million and $3.4 million in the first quarters of 2005 and 2004, respectively, were primarily for taxes on European income. The tax benefit during the first quarter of 2005 for the loss by U.S. operations resulting from the $40.3 million loss on early retirement of debt was not reflected in the Company's tax provision for the quarter as the Company continues to adjust its tax provision rate through the establishment, or release, of a non-cash valuation allowance attributable to currently generated U.S. and Belgian net pre-tax income (losses). The Company will continue this practice until such time as the U.S. and Belgian operations, respectively, have evidenced the ability to consistently generate income such that in future years the Company can reasonably expect that the deferred tax assets can be utilized. While the performance of the Company's U.S. operations has improved significantly in recent quarters, the Company needs to evidence sustained performance in its reported results before it can conclude to reverse its valuation allowance. Until such time as it reverses some or all of the valuation allowance, the Company will continue to report earnings (losses) without a tax provision (benefit) on its U.S. pre-tax income (losses). For further information see Note 12 to the accompanying condensed consolidated financial statements.

        Equity in Earnings of Affiliated Companies:    Equity in earnings of affiliated companies for the first quarter of 2005 was $0.5 million, compared to $0.3 million in the first quarter of 2004. The year-over-year increase was derived from equity in earnings at TechFab LLC, a Reinforcements business segment joint venture in U.S., although at a slightly lower level than in 2004, and a reduction in equity losses at the Structures business segments' joint ventures in China and Malaysia. Equity in earnings of affiliated companies does not affect the Company's cash flows. For further information, see Note 13 to the accompanying condensed consolidated financial statements.

        Deemed Preferred Dividends and Accretion:    For the first quarters of 2005 and 2004, the Company recognized deemed preferred dividends and accretion of $2.3 million and $3.1 million, respectively. The year-over-year reduction in deemed preferred dividends and accretion reflects the benefit from the conversion of a portion of the mandatorily redeemable convertible preferred stock into common stock in connection with the secondary offering of the Company's common stock in December 2004.

2004 Compared to 2003

	Year Ended December 31,
(In millions, except per share data)
	2004	2003	2002
Net sales	$1,074.5	$896.9	$850.8
Gross margin %	21.3%	19.5%	19.0%
Operating income	$88.8	$60.0	$60.2
Operating income %	8.3%	6.7%	7.1%
Non-operating (income) expense, net	$2.2	$2.6	$(10.3)
Provision for income taxes (a)	$11.2	$13.5	$11.3
Equity in earnings (losses) of and write-downs of an investment in affiliated companies	$1.1	$(1.4)	$(10.0)
Net income (loss)	$28.8	$(11.1)	$(13.6)
Deemed preferred dividends and accretion	$(25.4)	$(9.6)	$—
Net income (loss) available to common shareholders	$3.4	$(20.7)	$(13.6)
Diluted net income (loss) per common share	$0.08	$(0.54)	$(0.35)

(a)
The Company's tax provision primarily reflects taxes on foreign income. Included in the 2003 year-end results is the impact of recognizing a non-cash valuation allowance on a Belgian deferred tax asset of $4.7 million. The Company will continue to adjust its tax provision rate through the establishment, or release, of a non-cash valuation allowance attributable to currently generated U.S. and Belgian net operating income (losses) until such time as the U.S. and Belgian operations, respectively, generate income in future years to utilize the net operating losses in full.

        Net Sales:    Consolidated net sales of $1,074.5 million for 2004 were $177.6 million, or 19.8% higher than the $896.9 million of net sales for 2003. The increase came from growth in the Company's revenues from all four of its major market segments along with a favorable impact from changes in foreign currency exchange rates. Had the same U.S. dollar, British pound sterling and Euro exchange rates applied in 2004 as in 2003 ("in constant currency"), consolidated net sales for 2004 would have been $149.2 million higher than the 2003 net sales of $896.9 million at $1,046.1 million.

        The following table summarizes net sales to third-party customers by business segment and end market segment in 2004 and 2003:

	Unaudited
(In millions)	Commercial Aerospace	Industrial	Space & Defense	Electronics	Total
2004 Net Sales
Reinforcements	$64.6	$193.0	$—	$61.8	$319.4
Composites	337.6	164.1	182.2	—	683.9
Structures	60.3	—	10.9	—	71.2

Total	$462.5	$357.1	$193.1	$61.8	$1,074.5
	43%	33%	18%	6%	100%

2003 Net Sales
Reinforcements	$51.1	$128.9	$—	$52.8	$232.8
Composites	273.6	146.0	165.2	—	584.8
Structures	65.2	—	14.1	—	79.3

Total	$389.9	$274.9	$179.3	$52.8	$896.9
	43%	31%	20%	6%	100%

        Commercial Aerospace:    Net sales to the commercial aerospace market segment increased by $72.6 million or 18.6% to $462.5 million for 2004 as compared to net sales of $389.9 million for 2003. In constant currency, net sales to the commercial aerospace market segment increased $63.9 million, or 16.4%, to $453.8 million. In constant currency, the net sales by the Reinforcements business segment were $62.5 million, up 22.3% from 2003. The net sales of Composites business segment in constant currency were $331.0 million, up 21.0% from 2003. There was no exchange rate impact on sales by the Structures business segment. The net sales of the Structures business segment to commercial aerospace applications declined by $4.9 million or 7.5% to $60.3 million as fabrication of composite structures continued to be transferred to the Asian Composites and BHA Aero joint ventures.

        In the second half of 2004, the Company saw the benefit of the announcements by Boeing and Airbus that they will increase the number of aircraft they manufacture and deliver in 2005 and 2006 compared to 2004. As the Company delivers its products on average six months ahead of when its customers deliver their aircraft, this resulted in increased commercial aerospace revenues in the second half of 2004 compared to the second half of 2003. The Company has also benefited from the favorable mix of aircraft being manufactured by its customers that utilize more composite materials and the ramp up of production related to the new Airbus A380 program.

        The primary near term driver of Hexcel's commercial aerospace revenues is the number of new large commercial aircraft manufactured. In 2004, Boeing delivered 285 aircraft compared to 281 in 2003. Airbus delivered 320 aircraft in 2004, up from 305 aircraft in 2003. Both Boeing and Airbus have announced they anticipate higher deliveries in 2005. Industry and Wall Street analysts project deliveries increasing 10-15% in 2005 compared to 2004 with further increases anticipated in 2006. The improved demand for new large commercial aircraft is being driven by growth in passenger traffic, particularly in Asia and Europe, requiring airlines to expand their fleets. Increases in oil prices are also reported to be encouraging airlines to purchase newer more fuel efficient aircraft. As Hexcel delivers its materials on average six months ahead of the delivery of an aircraft, the growth in Hexcel's revenues leads the growth in aircraft deliveries.

        Over time, the Company's commercial aerospace revenues expand as the average composite content of large commercial aircraft increases. With each successive generation of large commercial aircraft, the aircraft manufacturers have increased the proportion of composites used in the manufacture of the airframe compared to traditional materials. In 2004, Hexcel's average sales per aircraft benefited from its sales to the Airbus A380 program ahead of its testing and certification programs in 2005 and the first deliveries anticipated in 2006. The A380 is both the largest commercial aircraft yet built and has the highest composite content of any aircraft in production at 23% by weight. The Company's revenues from the A380 program are expected to continue to grow in 2005.

        Industrial:    Net sales of $357.2 million for 2004 increased by $82.3 million, or 29.9%, compared to net sales of $274.9 million in 2003. In constant currency, net sales to the industrial market segment increased $69.3 million or 25.2%, to $344.2 million on strong growth in reinforcement fabrics used in military body armor and other ballistic applications. Sales of composite materials used in recreational products and in wind energy applications also increased year-on-year. Revenues from other industrial applications, including architectural and automotive segments, showed mixed results.

        The Company's sales of reinforcement fabrics used in ballistic applications increased 63.7% compared to 2003 as the Company's customers received additional orders from the U.S. military services. Conditions remain favorable for demand for the Company's ballistic products to continue at current levels in 2005. Supply of the fibers used in the manufacture of reinforcement fabrics for these applications is now capacity limited and may constrain growth in revenues above current levels.

        Sales in composite materials used to manufacture wind turbine blades grew 54% compared to 2003. Global installed wind generating capacity continued to grow in 2004 despite a lower rate of installation in the U.S. due to the expiration of the production tax credit ("PTC"). Congress renewed the PTC on September 28, 2004 which is anticipated to spur increased installations in 2005. The Company's customers are based in Europe and install new wind turbines worldwide. The Company's revenues from wind energy applications grew in 2004 as a result of both the growth in installations but also share gains at two key customers. These factors are anticipated to again result in double digit percentage growth in revenues in 2005, leading the growth in Hexcel's industrial market segment.

        While sales of composite products to recreational applications grew in 2004, the tightening in the supply of carbon fiber, particularly as commercial aerospace demand increases, is restricting the available supply of carbon fiber to industrial markets including recreation and affecting the Company's and other producers ability to supply products for these applications. These trends are anticipated to restrain the growth of revenues from recreational applications in 2005.

        Space & Defense:    Net sales of $193.0 million increased $13.7 million, or 7.6%, for 2004 as compared to net sales of $179.3 million for 2003. On a constant currency basis, net sales to the space & defense market segment increased $8.5 million, or 4.7%, to $187.8 million. The year-on-year growth was led by increased production of the F-22 Raptor, and higher demand for many U.S. and European helicopter and helicopter blade replacement programs, despite the cancellation of the Comanche helicopter program during the first quarter of 2004. Sales to the Comanche program were $4.4 million and $13.5 million during 2004 and 2003, respectively.

        The Company continues to benefit from its extensive qualifications to supply composite materials and, in some cases, composite structures to a broad range of military aircraft and helicopter programs, including the F/A-18E/F (Hornet), the F-22 (Raptor), the European Fighter Aircraft (Typhoon), the C-17, the V-22 (Osprey) tilt rotor aircraft, and the Blackhawk, the Tiger and the NH90 helicopters. In addition, the EADS A400M military transport aircraft and the F-35 (joint strike fighter or JSF) are currently under development and should enter low rate initial production later in the decade. While there has been media speculation associated with the 2005 quadrennial review by the U.S. Department of Defense that there will be reductions in procurement of certain programs, such changes, if made, will not impact 2005 revenues. Further, such changes, if they occur, will likely be more than offset by the benefit of new programs such as the A400M and the F-35.

        Space applications for advanced structural materials include solid rocket booster cases; fairings and payload doors for launch vehicles; and buss and solar arrays for military and commercial satellites. The production of both launch vehicles and satellites has declined earlier in the decade from a peak in the late 1990s, but has been relatively stable in 2004 versus 2003.

        The revenues that the Company derives from military and space programs tend to vary quarter to quarter based on customer ordering patterns and manufacturing campaigns.

        Electronics:    Net sales of $61.8 million in 2004 increased $9.0 million, or 17.0%, as compared to net sales of $52.8 million for 2003. On a constant currency basis, net sales to the electronics market segment increased $7.5 million, or 14.2%, to $60.3 million. The Company's focus on advanced technology materials and specialty applications, together with some recovery in industry demand, contributed to enhanced performance in this market segment during 2004. While the Company remains focused on high-technology and specialty applications for its electronic materials and is targeting further growth in this market, future performance in this segment remains difficult to predict.

        Gross Margin:    Gross margin for 2004 was $229.1 million, or 21.3% of net sales, compared to gross margin of $174.5 million, or 19.5% of net sales, in 2003. The $54.6 million year-on-year improvement in gross margin on increased sales of $177.6 million was a 30.7% incremental margin. The improvement reflected the impact of the contribution from higher net sales and the Company's efforts to sustain the reductions it obtained in its fixed costs as a result of its prior restructuring initiatives.

        Selling, General and Administrative ("SG&A") Expenses:    SG&A expenses were $113.1 million, or 10.5% of net sales, for 2004 compared with $95.0 million, or 10.6% of net sales, for 2003. The increase in SG&A expenses reflects, among other factors, a $2.3 million provision against accounts receivable from Second Chance Body Armor following their Chapter 11 bankruptcy filing on October 17, 2004, $4.1 million in implementation and first year audit fees related to Section 404 of the Sarbanes-Oxley Act, higher incentive compensation, transaction expenses of $1.1 million related to the secondary offering of the Company's common stock in December 2004 and the impact of higher foreign currency exchange rates.

        Research and Technology ("R&T") Expenses:    R&T expenses for 2004 were $21.3 million, or 2.0% of net sales, compared with $17.7 million, or 2.0% of net sales, for 2003. The $3.6 million increase was due to, among other factors, increased spending in support of new products and new commercial aircraft qualification activities as well as the impact of higher foreign currency exchange rates.

        Other Income (Expense), Net:    Other expense, net for 2004 was $3.0 million compared to other income of $2.2 million in 2003. During 2004, the Company recorded an accrual of $7.0 million in connection with a stipulation of settlement for the same amount, signed with the plaintiffs on September 30, 2004, in the ongoing carbon fiber federal class action case. The settlement was approved by the court on January 31, 2005 and the Company paid the settlement amount in full. The Company denied and continues to deny the allegations in this case, but believes that the costs of continuing defense outweighed the costs of settlement. In addition, the Company sold surplus land at one of its U.S. manufacturing facilities for net cash proceeds of $6.5 million and recognized a net $4.0 million gain on the sale. During 2003, the Company sold certain assets of its Structures business segment for net cash proceeds of $5.7 million, recognizing a net gain of $2.2 million. Refer to Note 21 to the accompanying consolidated financial statements in the Annual Report on Form 10-K for the year ended December 31, 2004.

        Operating Income:    Operating income for 2004 was $88.8 million, or 8.3% of net sales, compared with operating income of $60.0 million, or 6.7% of net sales, for 2003. The increase in operating income was driven by increased net sales within commercial aerospace and industrial market applications and a higher gross margin, which was partially offset by higher SG&A and R&T expenses as well as Other Expense described above. Business consolidation and restructuring expenses were $2.9 million in 2004, compared to $4.0 million in 2003.

        Operating income for the Reinforcements business segment increased $23.5 million, as compared with 2003, to $39.7 million. The improvement in operating income was driven by the operating leverage of higher sales revenues coupled with continued control of overhead spending. With growth in all markets, Reinforcement revenues were 37.2% higher than in 2003. The Composites segment's operating income increased $22.3 million in 2004 to $89.1 million. Year-on-year sales growth of 16.9% together with cost control drove this improvement. The Structures segment's operating income decreased by $0.4 million compared with 2003 to $3.8 million, primarily reflecting the 2003 gains of $2.2 million from the sale of certain assets. During the year, the business segment continued the process of transferring the fabrication of composite components to its BHA Aero and Asian Composites joint ventures. The changing pattern of work performed in the business segment's U.S. facilities improved profitability, despite lower sales revenues.

        The Company did not allocate corporate operating expenses of $43.8 million and $27.2 million to operating segments in 2004 and 2003, respectively. The year-on-year increase in corporate operating expenses of $16.6 million includes $4.1 million for the implementation and first year professional fees related to Section 404 of the Sarbanes-Oxley Act, $3.1 million for incentive compensation, $7.0 million related to a litigation settlement and $1.1 million of expenses related to the secondary offering of the Company's common stock in December 2004.

        Interest Expense:    Interest expense for 2004 was $47.7 million compared to $53.6 million for 2003. The $5.9 million decline in interest expense reflected lower outstanding debt resulting primarily from the redemption of $44.8 million of its senior subordinated notes during the year together with the benefit of interest rate swap agreements. During 2003, the Company lowered its outstanding debt by $138.3 million, reducing cash interest expense by $6.7 million. Refer to Note 16 to the accompanying consolidated financial statements in the Annual Report on Form 10-K for the year ended December 31, 2004.

        Non-Operating (Income) Expense, Net:    Non-operating expense, net for 2004 was $2.2 million compared to $2.6 million in 2003. During 2004, the Company recognized a $3.2 million loss on the early retirement of debt resulting primarily from the redemption of $44.8 million of its senior subordinated notes during the year. The loss was partially offset by a $1.0 million gain attributable to the sale of securities obtained through a de-mutualization of an insurance company.

        During 2003, the Company recognized net non-operating expense of $2.6 million. In connection with the refinancing of its capital structure in the first quarter of 2003, the Company incurred a $4.0 million loss on the early retirement of debt due to the write-off of unamortized deferred financing costs relating to the former senior credit facility and the 7% convertible subordinated notes due 2003. This loss was partially offset by a $1.4 million gain attributable to a prior business sale, which occurred in April 2000. Pursuant to the sale agreement, Hexcel retained a contingent obligation for certain customer warranty claims, which expired in the second quarter of 2003. As a result, the Company reversed the $1.4 million contingent liability established at the time of the sale. Refer to Note 23 to the accompanying consolidated financial statements in the Annual Report on Form 10-K for the year ended December 31, 2004.

        Provision for Income Taxes:    The provisions for income taxes of $11.2 million and $13.5 million for 2004 and 2003, respectively, were primarily for taxes on European income and included a non-cash valuation allowance of $4.7 million in 2003 on a deferred tax asset previously recognized by the Company's Belgian subsidiary. The Company will continue to adjust its tax provision rate through the establishment, or release, of a non-cash valuation allowance attributable to currently generated U.S. and Belgian net operating income (losses) until such time as the U.S. and Belgian operations, respectively, generate sufficient taxable income to utilize the net operating losses in full. For additional information, see Note 13 to the accompanying consolidated financial statements of the Annual Report on Form 10-K for the year ended December 31, 2004.

        Equity in Earnings (Losses) of Affiliated Companies:    Equity in earnings of affiliated companies was $1.1 million in 2004 as compared to an equity loss of $1.4 million in 2003. The year-over-year improvement resulted from higher equity in earnings reported by TechFab, the Reinforcements business segment's joint venture, and lower equity in losses associated with the Structures business segment's joint ventures in China and Malaysia. Equity in earnings (losses) of affiliated companies does not affect the Company's cash flows. With the benefit of additional fabrication work being transferred to the Asian joint ventures and higher commercial aircraft production rates, it is anticipated that the financial performance of the China and Malaysia joint ventures will continue to improve in 2005.

        Equity in losses of affiliated companies of $1.4 million in 2003 primarily reflected losses reported by the Structures business segment's BHA Aero and Asian Composites joint ventures as they continued to ramp up production of aerospace composite structures, partially offset by equity in earnings of TechFab.

        During 2003, the Company exercised its option to sell its remaining interest in ASCO for $23.0 million in cash, and also sold its equity interest in its European reinforcement products joint venture, Interglas, for a nominal amount in conjunction with a bank sponsored financial restructuring of the affiliated company. No gains or losses were recorded as a result of these transactions, as the Company had previously written-down the carrying value of its remaining equity investment in ASCO to its estimated fair market value of $23.0 million in 2002 and had recognized a full impairment of its remaining equity interest in Interglas in 2001.

        Deemed Preferred Dividends and Accretion:    The Company recognized deemed preferred dividends and accretion of $25.4 million and $9.6 million for 2004 and 2003, respectively. Included in deemed preferred dividends and accretion for 2004 is an accelerated charge of $12.9 million resulting from the conversion of a portion of mandatorily redeemable convertible preferred stock into common stock in connection with the secondary offering of the Company's common stock in December 2004. Until such time as the remaining mandatorily redeemable convertible preferred stock is converted to Hexcel common stock or redeemed, the accretion of certain deductio ns for accrued dividends, discount, beneficial conversion feature, and deferred issuance costs will be reported as a reduction of net income (loss) in arriving at net income (loss) available to common shareholders. Deemed preferred dividends and accretion is a non-cash expense at the time of recognition. For additional information, see Note 10 to the accompanying consolidated financial statements of the Annual Report on Form 10-K for the year ended December 31, 2004.

  Net Income (Loss) Available to Common Shareholders and Net Income (Loss) Per Common Share:

(In millions, except per share data)	2004	2003
Net income (loss) available to common shareholders	$3.4	$(20.7)
Diluted net income (loss) per common share	$0.08	$(0.54)
Diluted weighted average shares outstanding	42.1	38.6

        The Company's convertible subordinated debentures, due 2011, and mandatorily redeemable convertible preferred stock were excluded from the computation of diluted net income (loss) per common share for the years ended December 31, 2004 and 2003 as they were anti-dilutive. A portion of the Company's stock options were excluded from the computation of diluted net income per common share for the year ended December 31, 2004 and all of the Company's stock options and restricted stock were excluded from the computation of diluted net loss per common share for the year ended December 31, 2003 as they were anti-dilutive. In addition, the Company's convertible subordinated notes, due 2003, were excluded from the computation of diluted net loss per common share for the year ended December 31, 2003. The convertible subordinated notes, due 2003, were repaid in full on March 19, 2003. For additional information, see Notes 14 and 15 to the accompanying consolidated financial statements of the Annual Report on Form 10-K for the year ended December 31, 2004.

Business Consolidation and Restructuring Programs

        Business consolidation and restructuring liabilities as of March 31, 2005 and December 31, 2004, and activity for the quarter ended March 31, 2005, consisted of the following:

(In millions)	Employee Severance	Facility & Equipment	Total
Balance as of December 31, 2004	$3.3	$1.0	$4.3
Current period expenses	0.2	0.2	0.4
Cash expenditures	(0.6)	(0.2)	(0.8)
Currency translation adjustments	(0.1)	—	(0.1)

Balance as of March 31, 2005	$2.8	$1.0	$3.8

  Livermore Program

        In the first quarter of 2004, the Company announced its intent to consolidate the activities of its Livermore, California facility into its other facilities, principally the Salt Lake City, Utah plant. For the quarter ended March 31, 2005, the Company recognized $0.2 million of expense for employee severance based on the remaining employee service periods. Costs associated with the facility's closure, along with costs for relocation and re-qualification of equipment, are expected to occur over several years.

        There were no cash expenditures for this program during the first quarter of 2005. The accrued liability balance was $1.0 million as of March 31, 2005.

  November 2001 Program

        In November 2001, the Company announced a program to restructure its business operations as a result of its revised business outlook for build rate reductions in commercial aircraft production and due to depressed business conditions in the electronics market. For the quarter ended March 31, 2005, the Company recognized business consolidation and restructuring expenses of $0.2 million related to this program for equipment relocation and re-qualification costs that are expensed as incurred. Cash expenditures for this program were $0.8 million during the first quarter of 2005, leaving an accrued liability balance of $2.8 million as of March 31, 2005.

Financial Condition

        Liquidity:    During the first quarter of 2005, the Company refinanced substantially all of its long-term debt. In connection with the refinancing, the Company entered into a new $350.0 million senior secured credit facility (the "New Facility"), consisting of a $225.0 million term loan and a $125.0 million revolving loan. In addition, the Company issued $225.0 million principal amount of 6.75% senior subordinated notes due 2015. The New Facility replaced the Company's existing $115.0 million five-year secured revolving credit facility. The terminated credit facility was scheduled to expire on March 31, 2008. The term loan under the New Facility is scheduled to mature on March 1, 2012 and the revolving loan under the New Facility is scheduled to expire on March 1, 2010.

        As of March 31, 2005, the Company had cash and cash equivalents of $26.2 million. Aggregate borrowings as of March 31, 2005 under the New Facility were $252.0 million, consisting of $225.0 million of term loans and $27.0 million of revolver loans. The New Facility permits the Company to issue letters of credit up to an aggregate amount of $40.0 million. Any outstanding letters of credit reduce the amount available for borrowing under the revolving loan. As of March 31,

2005, the Company had issued letters of credit under the New Facility totaling $8.9 million. Undrawn availability under the New Facility was $89.1 million as of March 31, 2005.

        In addition, Hexcel has 20.0 million Euros of borrowing capacity available under an accounts receivable factoring facility at its French operating subsidiaries, and various European credit and overdraft facilities, which could be utilized to meet short-term working capital and operating cash requirements. As of March 31, 2005, the Company did not have any outstanding accounts receivable factored under this facility. The European credit and overdraft facilities are uncommitted lines and can be terminated at the option of the lender.

        As of March 31, 2005, the Company's total debt, net of cash, was $456.8 million, an increase of $82.6 million from $374.2 million as of December 31, 2004. The increase in net debt reflects the impact of (i) cash costs of $41.8 million incurred by the Company in the first quarter of 2005 in implementing its debt refinancing, (ii) accrued interest expense being $9.7 million lower as of March 31, 2005 than it would have been had the Company not undertaken the refinancing, (iii) the recapitalization of BHA Aero (the Company's Chinese joint venture) with a cash equity investment of $7.5 million, (iv) the Company's payment of $7.0 million plus accrued interest related to its settlement of the carbon fiber federal class action case accrued for in 2004, and (v) the remaining cash usage during the quarter of $16.6 million. Historically, the Company uses cash in the first quarter of the year as working capital traditionally increases from the seasonal December low levels, and as a result of the timing of bond coupon payments and from the annual payment of compensation, incentive and benefit accruals. The Company historically generates cash in the subsequent three quarters of the year.

        For further information, see Notes 2 and 6 to the accompanying condensed consolidated financial statements.

        Operating Activities:    Net cash used for operating activities was $26.3 million in the first quarter of 2005, as compared to net cash provided by operating activities of $2.7 million in the first quarter of 2004. The year-over year increase in net cash used by operations reflects the payment in the first quarter of 2005 of $7.0 million related to the settlement of the carbon fiber federal case action suit accrued for in 2004, the $9.7 million reduction in accrued interest expense as a result of the refinancing, working capital growth and annual payments for incentive compensation and benefit payments. Historically, the Company uses cash in the first quarter of the year as working capital traditionally increases from the seasonal December low levels, and as a result of the timing of bond coupon and annual incentive compensation and benefit payments. The Company historically generates cash in the subsequent three quarters of the year.

        Investing Activities:    Net cash used for investing activities was $15.0 million in the first quarter of 2005 compared with $4.5 million used in the first quarter of 2004. During the first quarter of 2005, the Company made a $7.5 million equity investment in its BHA Aero joint venture located in Tianjin, China, increasing its equity ownership position in the joint venture from 33.33% to 40.48%. Capital expenditures were $7.5 million for the first quarter of 2005 compared to $4.5 million in the same period last year. With continued focus on productivity improvements and the incremental capacity requirements required by revenue growth, the Company anticipates that cash used for capital expenditures will be at about the level of depreciation expense for the full year of 2005.

        Financing Activities:    Financing activities provided $9.4 million of net cash in the first quarter of 2005. During the first quarter of 2005, the Company refinanced substantially all of its long-term debt. In connection with the refinancing, the Company entered into a new $350.0 million senior secured credit facility (the "New Facility"), consisting of a $225.0 million term loan and a $125.0 million revolving loan. Borrowings as of March 31, 2005 under the New Facility were $252.0 million, consisting of $225.0 million of term loans and $27.0 million of revolver loans. In addition, the Company issued $225.0 million principal amount of 6.75% senior subordinated notes due 2015. The New Facility replaced the Company's existing $115.0 million five-year secured revolving credit facility. Proceeds from the New Facility and the new senior subordinated notes were used to redeem $285.3 million principal amount of the 9.75% senior subordinated notes due 2009, repurchase $125.0 million principal amount of the 9.875% senior secured notes due 2008, redeem $19.2 million principal amount of the 7.0% convertible subordinated debentures due 2011, and pay $41.8 million of cash transaction costs related to the refinancing.

        Net cash used for financing activities was $16.1 million in the first quarter of 2004. During the first quarter of 2004, the Company utilized excess cash to repay $3.4 million of borrowings under the senior secured credit facility, to repurchase at a premium $10.0 million principal amount of its 9.75% senior subordinated notes, due 2009, and to repay other long-term debt and capital lease obligations of $1.8 million.

        Financial Obligations and Commitments:    As of March 31, 2005, current maturities of notes payable and capital lease obligations were $4.6 million. With the benefit of the Company's debt refinancing in the first quarter of 2005, the Company's next significant scheduled debt maturity will not occur until 2010, with annual debt and capital lease maturities ranging from $2.5 million to $4.0 million prior to 2010. Short-term debt obligations include $2.1 million of drawings under European credit and overdraft facilities, $0.1 million due under capital lease obligations, and $1.7 million of required principal amortization under the term loan portion of the New Facility. The European credit and overdraft facilities provided to certain of the Company's European subsidiaries by lenders outside of the senior secured credit facility are primarily uncommitted facilities that are terminable at the discretion of the lenders. The Company has entered into several capital leases for buildings and warehouses with expirations through 2012. In addition, certain sales and administrative offices, data processing equipment and manufacturing facilities are leased under operating leases.

        The New Facility permits the Company to issue letters of credit up to an aggregate amount of $40.0 million. Any outstanding letters of credit reduce the amount available for borrowing under the revolving loan. As of March 31, 2005, the Company had issued letters of credit under the New Facility totaling $8.9 million. Undrawn availability under the New Facility was $89.1 million as of March 31, 2005. The term loan under the New Facility is scheduled to mature on March 1, 2012 and the revolving loan under the New Facility is scheduled to expire on March 1, 2010. For further information, see Notes 2, 6 and 8 to the accompanying condensed consolidated financial statements.

        During the first quarter of 2005, the Company issued $225.0 million principal amount of 6.75% senior subordinated notes. The senior subordinated notes mature on February 1, 2015.

        Total letters of credit issued and outstanding were $11.4 million as of March 31, 2005. Approximately $8.9 million of these letters of credit were issued under the revolving credit portion of the New Facility, with the remaining $2.5 million issued separately from this credit facility. While the letters of credit issued on behalf of the Company will expire under their terms in 2005 and 2006, all of these will likely be re-issued.

        During the first quarter of 2005, Hexcel entered into a reimbursement agreement with Boeing and AVIC in connection with the recapitalization of BHA Aero. The reimbursement agreement provides that Hexcel would reimburse Boeing and AVIC for a proportionate share of the losses they would incur if their guarantees of the new bank loan were to be called, up to a limit of $6.1 million. In addition, during the first quarter of 2005, Hexcel entered into a letter of awareness, whereby Hexcel became contingently liable to pay under certain circumstances Dainippon Ink and Chemicals, Inc up to $1.8 million with respect to DIC-Hexcel Ltd's new debt obligations.

        As of March 31, 2005, Hexcel has outstanding 101,084 shares of a series A convertible preferred stock and 47,125 shares of a series B convertible preferred stock, which are mandatorily redeemable on January 22, 2010 generally for cash or for common stock at the Company's discretion, unless the holder elects to take a lesser amount in cash, and under certain circumstances must be redeemed for cash. Commencing on March 19, 2006, holders of the series A convertible preferred stock will be entitled to receive dividends at an annual rate of 6% of the "accrued value." Accrued value is calculated as an amount equal to the sum of $1,195.618 per share and the aggregate of all accrued but unpaid dividends. Dividends are payable quarterly and may be paid in cash or added to the accrued value of the preferred stock, at the Company's option. The series B preferred stock does not accrue dividends. With respect to any dividend that the Company elects to pay by adding the amount of such dividend to the accrued value, if the payment date for such dividend is after a "dividend termination event" has occurred, a holder of series A preferred stock will not receive such dividend if either (i) such holder elects to convert its preferred stock into common stock at any time, or (ii) such holder's series A preferred stock is automatically converted into common stock as a result of a "mandatory conversion event." A "dividend termination event" means that the closing trading price of the common stock for any period of 60 consecutive trading days ending after March 19, 2006 exceeds $6.00 per share. Both the series A preferred stock and series B preferred stock will automatically be converted into common stock if the closing trading price of the common stock for any period of 60 consecutive trading days ending after March 19, 2006 exceeds $9.00 per share (a "mandatory conversion event").

        The following table summarizes the maturities of financial obligations and expiration dates of commitments as of March 31, 2005, for the remaining nine months of 2005, for the years ended 2006 through 2009 and thereafter:

(In millions)	Remaining Nine Months of 2005	2006	2007	2008	2009	Thereafter	Total
Senior secured credit facility—revolver due 2010	$—	$—	$—	$—	$—	$27.0	$27.0
Senior secured credit facility—term B loan due 2012	1.7	2.2	2.3	2.2	2.3	214.3	225.0
European credit and overdraft Facilities	2.1	—	—	—	—	—	2.1
6.75% senior subordinated notes due 2015	—	—	—	—	—	225.0	225.0
Capital leases	0.1	0.3	0.3	0.4	0.4	2.4	3.9

Subtotal	3.9	2.5	2.6	2.6	2.7	468.7	483.0
Operating leases	4.4	4.8	3.2	2.3	1.9	6.5	23.1

Total financial obligations	$8.3	$7.3	$5.8	$4.9	$4.6	$475.2	$506.1

Letters of credit	$11.4	$—	$—	$—	$—	$—	$11.4
Interest payments	17.0	27.6	27.5	27.4	27.2	107.6	234.3
Benefit plan contributions	4.3	—	—	—	—	—	4.3
Other commitments	7.9	—	—	—	—	—	7.9

Total commitments	$40.6	$27.6	$27.5	$27.4	$27.2	$107.6	$257.9

        The Company's ability to make scheduled payments of principal, or to pay interest on, or to refinance its indebtedness, including its public notes, or to fund planned capital expenditures, will depend on its future performance and conditions in the financial markets. The Company's future performance is subject to economic, financial, competitive, legislative, regulatory and other factors that are beyond its control. The Company has significant leverage and there can be no assurance that the Company will generate sufficient cash flow from its operations, or that sufficient future borrowings will be available under the New Facility, to enable the Company to service its indebtedness, including its public notes, or to fund its other liquidity needs.

        For further information regarding the Company's financial resources, obligations and commitments, see Notes 2, 6 and 16 to the accompanying condensed consolidated financial statements and Notes 2, 8, 9, 10 and 17 to the consolidated financial statements of our Annual Report on Form 10-K for the year ended December 31, 2004.

Critical Accounting Policies

        For information regarding the Company's critical accounting policies, refer to the Company's 2004 Annual Report on Form 10-K.

Recently Issued Accounting Policies

        On April 14, 2005, the SEC approved a new rule that delays the effective date of FASB Statement No. 123(R), "Share Based Payment." The delay in the effective date gives companies more time to develop their valuation and record keeping methodology and prepare for implementation. For most public companies, it will also eliminate the comparability issues that would have arisen from adopting FAS 123(R) in the middle of their fiscal years as originally required.

        Under the SEC's rule, FAS 123(R) is now effective for public companies for annual periods, rather than interim periods, which begin after June 15, 2005. The effect for calendar year companies is a six-month deferral of the new standard. In accordance with the new ruling, the standard is now effective for Hexcel beginning January 1, 2006.

BUSINESS

General

        Hexcel is a leading producer of advanced structural materials. We develop, manufacture and market lightweight, high-performance reinforcement products, composite materials and composite structures for use in the commercial aerospace, industrial, space and defense, and electronics markets. Our products are used in a wide variety of end products, such as commercial and military aircraft, space launch vehicles and satellites, printed wiring boards, soft body armor, high-speed trains and ferries, cars and trucks, wind turbine blades, window blinds, bikes, skis and a wide variety of recreational equipment.

        We serve international markets through manufacturing facilities and sales offices located in the United States and Europe, and through sales offices located in the Pacific Rim and Australia. We are also an investor in four joint ventures, one of which manufactures and markets reinforcement products in the United States, one of which manufactures and markets composite materials in Japan and two of which manufacture composite structures and interiors in Asia.

        We are incorporated under the laws of the State of Delaware. Our principal executive offices are located at Two Stamford Plaza, 281 Tresser Boulevard, Stamford, Connecticut 06901. Our general telephone number is 203-969-0666. The address of our website is www.hexcel.com. The information on our website is not part of this prospectus.

Narrative Description of Business and Business Segments

        Hexcel is a vertically integrated manufacturer of products within a single industry: Advanced Structural Materials. Hexcel's advanced structural materials business is organized around three strategic business segments: Reinforcements, Composites and Structures.

Reinforcements

        The Reinforcements business segment manufactures and markets industrial fabrics and other specialty reinforcement products. The following table identifies the Reinforcements business segment's principal products and examples of the primary end-uses:

BUSINESS SEGMENT	PRODUCTS	PRIMARY END USE

REINFORCEMENTS	Industrial Fabrics and Specialty Reinforcements	•	Structural materials and components used in aerospace, defense, wind energy, automotive, marine, recreation and other industrial applications
		•	Raw materials for prepregs and honeycomb
		•	Soft body armor and other security applications
		•	Electronic applications, primarily high-technology printed wiring board substrates
		•	Solar protection and other architectural applications
		•	Civil engineering and construction applications

        Industrial Fabrics and Specialty Reinforcements:    Industrial fabrics and specialty reinforcements are made from a variety of fibers, including carbon, aramid and other high strength polymers, several types of fiberglass, quartz, ceramic and other specialty fibers. These reinforcement products are used internally by Hexcel's Composites business segment in the manufacture of prepregs and other composite materials and sold to third-party customers for use in a wide range of applications, including a variety of structural materials and components used in aerospace, defense, wind energy, automotive, marine, recreation and other industrial applications, soft body armor and other security products, high-technology printed wiring boards, solar protection and other architectural products.

Composites

        The Composites business segment manufactures and markets carbon fibers, prepregs, structural adhesives, honeycomb, specially machined honeycomb parts and composite panels, fiber reinforced thermoplastics, moulding compounds, polyurethane systems, gel coats and laminates.

        The following table identifies the Composites business segment's principal products and examples of the primary end-uses:

BUSINESS SEGMENT	PRODUCTS	PRIMARY END USE

COMPOSITES	Carbon Fibers	•	Raw materials for fabrics and prepregs
		•	Filament winding for various space, defense and industrial applications

Prepregs and Other Fiber Reinforced Matrix Materials	• • • • • •	Composite structures
Commercial and military aircraft components
Satellites and launchers
Aeroengines
Wind turbine rotor blades
Yachts, trains and performance cars
Skis, snowboards, hockey sticks, tennis rackets
and bicycles

	Structural Adhesives	•	Bonding of metals, honeycomb and composite materials
		•	Aerospace, ground transportation and industrial applications

	Honeycomb, Honeycomb Parts &	• •	Composite structures and interiors Semi finished components used in:
	Composite Panels		• Helicopter blades
• Aircraft surfaces (flaps, wing tips, elevators and fairings)
• High speed ferries, truck and train components
• Automotive components and impact protection

        Carbon Fibers:    Magnamite[nc_cad,176] carbon fibers are manufactured for sale to third party customers and for use by Hexcel in manufacturing certain reinforcements and composite materials. Carbon fibers are woven into carbon fabrics, used as reinforcement in conjunction with a resin matrix to produce prepregs and used in filament winding and advanced fiber placement to produce finished composite components. Key product applications include structural components for commercial and military aircraft, space launch vehicles, wind blade components and certain other applications such as recreational equipment.

        Prepregs:    HexPly[nc_cad,176] prepregs are manufactured for sale to third party customers and for use in manufacturing composite laminates and monolithic structures, including finished components for aircraft structures and interiors. Prepregs are manufactured by combining high performance reinforcement fabrics or unidirectional fibers with a resin matrix to form a composite material with exceptional structural properties not present in either of the constituent materials. Reinforcement fabrics used in the manufacture of prepregs include glass, carbon, aramid, quartz, ceramic and other specialty reinforcements. Resin matrices include bismaleimide, cyanate ester, epoxy, phenolic, polyester, polyimide and other specialty resins.

        Other Fiber Reinforced Matrix Materials:    New fiber reinforced matrix developments include HexMC[nc_cad,176], a carbon fiber/epoxy sheet moulding compound that enables small to medium sized composite components to be mass produced. Hexcel's HexFIT[nc_cad,176] film infusion material is a product that combines resin films and dry fiber reinforcements to save lay-up time in production and enables the manufacture of large contoured composite structures, such as wind turbine blades.

Resin Film Infusion and Resin Transfer Moulding products are enabling quality aerospace components to be manufactured using highly cost-effective processes.

        Structural Adhesives:    Hexcel manufactures and markets a comprehensive range of Redux[nc_cad,176] film and paste adhesives. These structural adhesives, which bond metal to metal and composites and honeycomb structures, are used in the aerospace industry and for many industrial applications.

        Honeycomb, Honeycomb Parts and Composite Panels:    HexWeb[nc_cad,176] honeycomb is a lightweight, cellular structure generally composed of nested hexagonal cells. The product is similar in appearance to a cross sectional slice of a beehive. It can also be manufactured in asymmetric cell configurations for more specialized applications. Honeycomb is primarily used as a lightweight core material and acts as a highly efficient energy absorber. When sandwiched between composite or metallic facing skins, honeycomb significantly increases the stiffness of the structure, while adding very little weight.

        Hexcel produces honeycomb from a number of metallic and non-metallic materials. Most metallic honeycomb is made from aluminum and is available in a selection of alloys, cell sizes and dimensions. Non-metallic materials used in the manufacture of honeycomb include fiberglass, carbon fiber, thermoplastics, non-flammable aramid papers, aramid fiber and other specialty materials.

        Hexcel sells honeycomb as standard blocks and in slices cut from a block. Honeycomb is also supplied as sandwich panels, with facing skins bonded to either side of the core material. Hexcel also possesses advanced processing capabilities that enable the Company to design and manufacture complex fabricated honeycomb parts and bonded assemblies to meet customer specifications.

        Aerospace is the largest market for honeycomb products. Hexcel also sells honeycomb for non-aerospace applications, including automotive parts, high-speed trains and mass transit vehicles, energy absorption products, marine vessel compartments, portable shelters and other industrial uses. In addition, the Company produces honeycomb for its Structures business segment for use in manufacturing finished parts for airframe OEMs.

Structures

        The Structures business segment manufactures and markets composite structures primarily for use in the aerospace industry. Composite structures are manufactured from a variety of composite and other materials, including prepregs, honeycomb and structural adhesives, using such manufacturing processes as autoclave processing, multi-axis numerically controlled machining, heat forming and other composite manufacturing techniques. Composite structures include such items as aerodynamic fairings, wing panels and other aircraft components.

        The following table identifies the Structures business segment's principal products and examples of the primary end-uses:

BUSINESS SEGMENT	PRODUCTS	PRIMARY END USE

STRUCTURES	Composite Structures	•	Aircraft structures and finished aircraft components, including:
			•	Wing to body fairings
			•	Wing panels
			•	Flight deck panels
			•	Door liners
			•	Helicopter blade tip caps

Significant Customers

        Approximately 19.3%, 22.7% and 23.9% of our 2004, 2003 and 2002 net sales, respectively, were to Boeing and related subcontractors. Of the 19.3% of sales to Boeing and its subcontractors in 2004, 13.0% related to commercial aerospace market applications and 6.3% related to space and defense market applications. Approximately 20.7%, 19.6% and 16.3% of our 2004, 2003 and 2002 net sales, respectively, were to EADS, including its business division Airbus, and its subcontractors. Of the 20.7% of sales to EADS and its subcontractors in 2004, 17.5% related to commercial aerospace market applications and 3.2% related to space and defense market applications.

Capital Expenditures

        With growing demand, particularly from our commercial aerospace customers, we are expanding manufacturing capacity for certain of our product lines including carbon fiber and prepreg. In February 2005, we announced a project to increase our carbon fiber manufacturing capacity by approximately 40% to meet our customers' requirements. This investment was to be completed over a three-year period. In light of the increasing rate of growth in our customers' requirements we now plan to increase current capacity by approximately 50% and to accelerate the completion of the project. As a result, it is anticipated that the project will require an investment of approximately $100 million and that our overall capital expenditures will be approximately $65 million in 2005 and $100 million in 2006.

Legal Proceedings

        Hexcel is involved in litigation, investigations and claims arising out of the normal conduct of its business, including those relating to commercial transactions, environmental, employment, health and safety matters. The Company estimates and accrues its liabilities resulting from such matters based on a variety of factors, including the stage of the proceeding; potential settlement value; assessments by internal and external counsel; and assessments by environmental engineers and consultants of potential environmental liabilities and remediation costs. Such estimates may or may not include potential recoveries from insurers or other third parties and are not discounted to reflect the time value of money due to the uncertainty in estimating the timing of the expenditures, which may extend over several years.

        While it is impossible to ascertain the ultimate legal and financial liability with respect to certain contingent liabilities and claims, the Company believes, based upon its examination of currently available information, its experience to date, and advice from legal counsel, that the individual and aggregate liabilities resulting from the ultimate resolution of these contingent matters, after taking into consideration its existing insurance coverage and amounts already provided for, will not have a material adverse impact on the Company's consolidated results of operations, financial position or cash flows.

  Environmental Claims and Proceedings

        The Company is subject to numerous federal, state, local and foreign laws and regulations that impose strict requirements for the control and abatement of air, water and soil pollutants and the manufacturing, storage, handling and disposal of hazardous substances and waste. These laws and regulations include the Federal Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA" or "Superfund"), the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, and analogous state and foreign laws and regulations, as well as the Toxic Substance Control Act and similar foreign laws and regulations. Regulatory standards under these environmental laws and regulations have tended to become increasingly stringent over time.

        Hexcel has been named as a potentially responsible party ("PRP") with respect to several hazardous waste disposal sites that it does not own or possess, which are included on, or proposed to be included on, the Superfund National Priority List of the U.S. Environmental Protection Agency ("EPA") or on equivalent lists of various state governments. Because CERCLA allows for joint and several liability in certain circumstances, the Company could be responsible for all remediation costs at such sites, even if it is one of many PRPs. The Company believes, based on the amount and the nature of its waste, and the number of other financially viable PRPs, that its liability in connection with such matters will not be material.

        Pursuant to the New Jersey Industrial Site Recovery Act, Hexcel entered into a Remediation Agreement to pay for the environmental remediation of a manufacturing facility it owns and formerly operated in Lodi, New Jersey. Hexcel has commenced remediation of this site in accordance with an approved plan; however, the ultimate cost of remediating the Lodi site will depend on developing circumstances.

        In October 2003, Hexcel, along with 66 other entities, received a directive from the New Jersey Department of Environmental Protection ("NJDEP") that requires the entities to assess whether operations at various New Jersey sites, including Hexcel's Lodi facility, caused damage to natural resources in the Lower Passaic River watershed. In February 2004, Hexcel received a similar general notice letter from the EPA which requests Hexcel, along with 42 other entities, to consider helping to finance an estimated $10 million EPA study of environmental conditions in the Lower Passaic River watershed. Hexcel believes it has viable defenses to the EPA and NJDEP claims and Hexcel expects that many yet unnamed parties also will receive directives and or notices from the NJDEP and EPA, respectively. Hexcel's ultimate liability, if any, under these claims cannot be determined at this time.

        Hexcel was party to a cost-sharing agreement regarding the operation of certain environmental remediation systems necessary to satisfy a post-closure care permit issued to a previous owner of the Company's Kent, Washington, site by the EPA. Under the terms of the cost-sharing agreement, the Company was obligated to reimburse the previous owner for a portion of the cost of the required remediation activities. Management has determined that the cost-sharing agreement terminated in December 1998; however, the other party disputes this determination.

        The Company's estimate of its liability as a PRP and its remaining costs associated with its responsibility to remediate the Lodi, New Jersey and Kent, Washington sites is accrued in the consolidated balance sheets as of December 31, 2004 and 2003, the aggregate environmental related accruals were $4.1 million and $4.0 million, respectively. As of December 31, 2004 and 2003, $1.0 million and $1.3 million, respectively, were included in accrued liabilities, with the remainder included in other non-current liabilities. As related to certain of its environmental matters, the Company's accruals were estimated at the low end of a range of possible outcomes since there was no better point within the range. If the Company had accrued for these matters at the high end of the range of possible outcomes, the Company's accruals would have been $1.6 million and $1.3 million higher at December 31, 2004 and 2003, respectively. These accruals can change significantly from period to period due to such factors as additional information on the nature or extent of contamination, the methods of remediation required, changes in the apportionment of costs among responsible parties and other actions by governmental agencies or private parties, or the impact, if any, of the Company being named in a new matter.

        Environmental remediation spending charged directly to the Company's reserve balance for the years ended December 31, 2004, 2003 and 2002, was $1.0 million, $2.4 million and $1.4 million, respectively. In addition, the Company's operating costs relating to environmental compliance were $6.0 million, $4.9 million and $4.4 million, for the years ended December 31, 2004, 2003 and 2002, respectively, and were charged directly to expense. Capital expenditures for environmental matters approximated $1.1 million, $0.7 million and $0.9 million for the years ended December 31, 2004, 2003 and 2002, respectively. The Company expects the level of spending on remediation, environmental compliance and capital spending in 2005 to approximate spending levels in prior years. A discussion of environmental matters is contained in Item 3, "Legal Proceedings," and in Note 17 to the accompanying consolidated financial statements included in this Annual Report on Form 10-K for the year ended December 31, 2004.

  Other Proceedings

        Hexcel has previously disclosed that the Antitrust Division of the United States Department of Justice has closed its investigation of the carbon fiber and carbon fiber prepreg industries which commenced in 1999. No indictments were handed down against the Company or any of its employees or representatives.

        As a result of the investigations, in 1999 Hexcel, along with others in the industry, was joined in a class action lawsuit alleging antitrust violations in the sale of carbon fiber, carbon fiber industrial fabrics and carbon fiber prepreg (Thomas & Thomas Rodmakers, Inc. et. al. v. Newport Adhesives and Composites, Inc., et. al., Amended and Consolidated Class Action Complaint filed October 4, 1999, United States District Court, Central District of California, Western Division, CV-99-07796-GHK (CTx)). On August 26, 2004, Hexcel entered into a stipulation of settlement with the plaintiffs in the Thomas & Thomas Rodmakers, Inc. federal class action for $7.0 million. The settlement was approved by the court on January 31, 2005 and the Company has paid the settlement amount in full. Hexcel denied and continues to deny the allegations in this case, but believes that the costs of continuing defense outweighed the costs of settlement.

        Of the eleven companies that have opted out of the class in the Thomas & Thomas Rodmakers, Inc. case, one, Horizon Sports Technologies, Inc., has filed a case on its own behalf, against a number of carbon fiber and carbon fiber prepreg manufacturers, including the Company, alleging antitrust violations based on price fixing and market allocation in the marketing of carbon fiber and carbon fiber prepreg products in the United States (Horizon Sports Technologies, Inc., v. Newport Adhesives and Composites, Inc., et al., No. CV-99-7796 (C.D. Cal.) (the "HST" action)). The Company is not in a position to predict the outcome of the lawsuit, but believes that the lawsuit is without merit as to the Company. The Company has entered into statute of limitation tolling agreements with two of the opt out companies and with one co-defendant that also purchased product of the alleged conspiracy.

        The Company has also been joined as a party in numerous class action lawsuits in California and in Massachusetts spawned by the Thomas & Thomas Rodmakers, Inc. class action. These actions also allege antitrust violations and are brought on behalf of purchasers located in California and in Massachusetts, respectively, who indirectly purchased carbon fiber products. The California cases have been ordered to be coordinated in the Superior Court for the County of San Francisco and are currently referred to as Carbon Fibers Cases I, II and III, Judicial Council Coordinator Proceeding Numbers 4212, 4216 and 4222. The California cases are Lazio v. Amoco Polymers Inc., et. al., filed August 21, 2000; Proiette v. Newport Adhesives and Composite, Inc. et. al., filed September 12, 2001; Simon v. Newport Adhesives and Composite, Inc. et. al., filed September 21, 2001; Badal v. Newport Adhesives and Composite, Inc. et. al., filed September 26, 2001; Yolles v. Newport Adhesives and Composite, Inc. et. al., filed September 26, 2001; Regier v. Newport Adhesives and Composite, Inc. et. al., filed October 2, 2001; and Connolly v. Newport Adhesives and Composite, Inc. et. al., filed October 4, 2001; Elisa Langsam v. Newport Adhesives and Composites, Inc, et. al., filed October 4, 2001; Jubal Delong et. al. v. Amoco Polymers, Inc. et. al., filed October 26, 2001; and Louis V. Ambrosio v. Amoco Polymers, Inc. et. al., filed October 25, 2001. The Massachusetts case is Ostroff v. Newport Adhesives and Composites, Inc. et. al., filed June 7, 2002 in the Superior Court Department of the Trial Court of Middlesex, Massachusetts, Civil

Action No. 02-2385. The Company is not in a position to predict the outcome of these lawsuits, but believes that the lawsuits are without merit as to the Company.

        Also as previously reported, certain executives of Horizon Sports Technologies, Inc. in 1999 filed, under seal, a qui tam action alleging that certain carbon fiber and carbon fiber prepreg manufacturers, including the Company, submitted claims for payment to the U.S. Government which were false or fraudulent as a result of the antitrust conspiracy alleged in the HST case (United States ex rel. Beck, et al., v. Hexcel Corp., et al., Civil Action No. 99-CV- 1557 (S.D. Cal.) (the "Beck" action)). The case was unsealed and served on the defendants in 2002 when the Department of Justice advised the HST executives (referred to as "relators" for having instituted the action on behalf of the U.S.) that it would not intervene in the case based on the information available at that time, and the case was transferred to the Central District of California in 2005. As a result, the relators are pursuing the qui tam action on behalf of the U.S. and will receive a portion of any recoveries from the defendants approved by the U.S. and the court.

        HST and the relators in the Beck case are represented by the same counsel. A trial date for the HST action has been set for February 2006. Discovery in Beck is on-going and a trial date has been set for May 2007. The Company has had discussions with counsel for HST and the relators regarding settlement of both actions, but no agreement has been reached. Based on court filings made on or about May 13, 2005, one defendant in both the HST and Beck actions, Toho Tenax Industries (including affiliated companies), has settled the Beck action for $9.75 million subject to receiving a refund of part of that amount if certain defendants, namely, Toray Industries Ltd. and Mitsubishi Rayon Corporation (including their respective affiliated companies), were to settle the Beck case for less than $9.75 million. No refund would be payable to Toho Tenax if any other defendant, including the Company, settled the Beck action for less than $9.75 million. Toho Tenax also entered into a confidential settlement of the HST action, which the Company believes was in amount of $2.25 million. The Company believes that two other defendants have recently agreed to settle the HST and Beck actions for undisclosed amounts subject, in the case of the Beck settlements, to U.S. and court approval, at which time the Beck settlement amounts will become known. Although the Company believes that the allegations against it are without merit, it continues to evaluate the settlement potential of the HST and Beck actions in light of the costs of defense and the attendant distraction of management.

        In 2004, Hercules Incorporated ("Hercules"), a defendant in the above cases, filed an action against the Company seeking a declaratory judgment that, pursuant to a 1996 Sale and Purchase Agreement between Hercules and the Company (whereby the Company acquired the carbon fiber and prepreg assets of Hercules) the Company is required to defend and indemnify Hercules against any liabilities of Hercules alleged in these cases (Hercules Incorporated v. Hexcel Corporation, Supreme Court of the State of New York, County of New York, No. 604098/04). The Company is not in a position to predict the outcome of the lawsuit, but believes it is without merit.

SELLING STOCKHOLDERS

        The following table sets forth the name of each selling stockholder, the number of shares and percentage of our common stock, each class of preferred stock and our total voting power beneficially owned by each selling stockholder as of June 24, 2005, the number of shares of common stock being sold in this offering and the number of shares and percentage of our common stock, each class of preferred stock and our total voting power to be beneficially owned by each selling stockholder after the completion of this offering, in each case assuming the underwriters do not exercise their over-allotment option. The table also includes this information for each of the Goldman Sachs investors in the aggregate and the Berkshire/Greenbriar investors in the aggregate. Each share of our series A preferred stock is convertible, at the option of the holder, into a number of shares of our common stock equal to $1,000 divided by a conversion price initially set at $3.00 per share, subject to anti-dilution adjustments. Each share of our series B preferred stock is convertible, at the option of the holder, into a number of shares of our common stock equal to $195.618 divided by a conversion price initially set at $3.00 per share, subject to antidilution adjustments. The shares available to the underwriters in connection with their over-allotment option will be sold only by the Berkshire/Greenbriar investors on a pro rata basis, calculated with reference to each Berkshire/Greenbriar entity's holdings as a percentage of the Berkshire/Greenbriar investor group's holdings as a whole.

	Shares Beneficially Owned Prior to Offering(1)
	Common Stock		Series A		Series B
Name	Number(2)	Percent of Class(2)	Number	Percent of Class	Number	Percent of Class	Number of Shares Offered(3)	Percent of Total Voting Power(1)(2)(4)
The Goldman Sachs investors(4)(5)	22,248,238	30.3%	47,125.000	46.6%	47,125.000	100.0%	8,098,002	24.3%
GS Capital Partners 2000, L.P.	12,646,857	19.3%	26,838.740	26.6%	26,838.740	57.0%	2,661,379	13.8%
GS Capital Partners 2000 Offshore, L.P	4,595,386	7.8%	9,752.176	9.6%	9,752.176	20.7%	967,233	5.0%
GS Capital Partners 2000 GmbH & Co Beteiligungs KG	528,610	1.0%	1,121.799	1.1%	1,121.799	2.4%	111,148	*
GS Capital Partners 2000 Employee Fund, L.P.	4,018,274	6.9%	8,527.450	8.4%	8,527.450	18.1%	845,706	4.4%
Stone Street Fund 2000, L.P.	416,949	*	884.835	*	884.835	1.9%	87,696	*
LXH, L.L.C.	1,950,565	3.6%	—	—	—	—	1,950,523	2.1%
LXH II, L.L.C.	1,474,349	2.7%	—	—	—	—	1,474,317	1.6%
The Berkshire/Greenbriar investors(6)	18,012,394	24.8%	53,959.000	53.4%	—	—	6,401,998	19.7%
Berkshire selling stockholders:(7)
Berkshire Fund V, Limited Partnership	4,087,616	7.0%	12,262.850	12.1%	—	—	1,455,000	4.5%
Berkshire Fund VI, Limited Partnership	4,439,800	7.5%	13,319.400	13.2%	—	—	1,580,333	4.9%
Berkshire Investors LLC	465,750	*	1,397.250	1.4%	—	—	165,666	*
Greenbriar selling stockholders:(8)
Greenbriar Equity Fund, L.P.	8,817,253	13.9%	26,451.760	26.2%	—	—	3,138,333	9.6%
Greenbriar Co-Investment Partners, L.P.	175,913	*	527.740	*	—	—	62,666	*

	Shares Beneficially Owned After This Offering(1)
	Common Stock		Series A		Series B
Name	Number(2)	Percent of Class(2)	Number	Percent of Class	Number	Percent of Class	Percent of Total Voting Power(1)(2)(4)
The Goldman Sachs investors(4)(5)	14,150,235	17.7%	42,324.000	54.9%	—	—	15.5%
GS Capital Partners 2000, L.P. (5)	8,034,955	10.9%	24,104.740	31.3%	—	—	8.8%
GS Capital Partners 2000 Offshore, L.P	2,919,407	4.3%	8,758.176	11.4%	—	—	3.2%
GS Capital Partners 2000 GmbH & Co Beteiligungs KG	335,935	*	1,007.799	1.3%	—	—	*
GS Capital Partners 2000 Employee Fund, L.P.	2,552,830	3.7%	7,658.450	9.9%	—	—	2.8%
Stone Street Fund 2000, L.P.	264,946	*	794.835	1.0%	—	—	*
LXH, L.L.C.	42	*	—	—	—	—	*
LXH II, L.L.C.	32	*	—	—	—	—	*
The Berkshire/Greenbriar investors(6)	11,610,393	15.0%	34,753.000	45.1%	—	—	12.7%
Berkshire selling stockholders(7):
Berkshire Fund V, Limited Partnership	2,632,616	3.8%	7,897.850	10.2%	—	—	2.9%
Berkshire Fund VI, Limited Partnership	2,859,466	4.2%	8,578.400	11.1%	—	—	3.1%
Berkshire Investors LLC	300,083	*	900.250	1.2%	—	—	*
Greenbriar selling stockholders(8):
Greenbriar Equity Fund, L.P.	5,678,920	7.9%	17,036.760	22.1%	—	—	6.2%
Greenbriar Co-Investment Partners, L.P.	113,246	*	339.740	*	—	—	*

(1)
"Beneficial ownership" is a term broadly defined by the Securities and Exchange Commission in Rule 13d-3 under the Exchange Act, and includes more than the typical form of stock ownership, that is, stock held in the person's name. The term also includes what is referred to as "indirect ownership," meaning ownership of shares as to which a person has or shares investment power. As of any particular date, a person or group of persons is deemed to have "beneficial ownership" of any shares underlying convertible securities beneficially held by such person or group if the holder of such convertible securities has the right to convert such convertible securities into common stock as of such date or within 60 days after such date. An asterisk indicates ownership of less than 1%.

(2)
The common stock numbers and percentages relating to the Berkshire/Greenbriar investors and the Goldman Sachs investors (other than LXH, L.L.C. and LXH II, L.L.C.) include the shares of series A preferred stock and series B preferred stock held by each such stockholder, as if such shares were converted into shares of common stock. As required by SEC rules, for each person listed in the chart the percentages are calculated assuming that all convertible securities beneficially held by such person are converted into common stock to the extent possible and that no other convertible securities are converted into common stock; provided that Berkshire Partners LLC, the Berkshire selling stockholders, Greenbriar Equity Group LLC and the Greenbriar selling stockholders are considered a single person for purposes of the percentages presented for entities affiliated with Berkshire Partners LLC and Greenbriar Equity Group LLC. Securities convertible into common stock include the preferred stock and stock based awards granted under Hexcel stock incentive plans (such as options and restricted stock units).

For each of the GS Limited Partnerships (as defined in footnote 5 below), the number of shares of common stock beneficially owned both prior to the offering and after the offering includes certain shares held of record by LXH or LXH II. In particular, for GS 2000, the number of shares of common stock beneficially held prior to and after giving effect to the offering includes 1,950,565 and 42 shares of common stock, respectively, held of record by LXH. For the other GS Limited Partnerships, the number of shares beneficially held prior to and after giving effect to the offering includes shares held of record by LXH II, as follows: for GS Offshore, 708,761 and 15; for GS Employee, 619,751 and 14; for GS Germany, 81,529 and 2; and for Stone Street Fund 2000, L.P., 64,308 and 1.

(3)
These figures represent record ownership and not beneficial ownership. These figures assume that underwriters do not exercise their over-allotment option, which, if exercised, would use only shares provided by the Berkshire/Greenbriar investors. Berkshire Fund V has agreed to sell up to 494,333 additional shares (reducing its beneficial ownership of common stock to 2,138,283 shares and series A preferred stock to 6,414.85 shares); Berkshire Fund VI has agreed to sell up to 536,666 additional shares (reducing its beneficial ownership of common stock to 2,322,800 shares and series A preferred stock to 6,968.40 shares); Berkshire Investors LLC has agreed to sell up to 56,333 additional shares (reducing its beneficial ownership of common stock to 243,750 shares and series A preferred stock to 731.25 shares); Greenbriar Equity Fund, L.P. has agreed to sell up to 1,066,000 shares (reducing beneficial ownership of common stock to 4,612,920 shares and series A preferred stock to 13,838.76 shares); Greenbriar Co-Investment Partners, L.P. has agreed to sell up to 21,333 additional shares (reducing its beneficial ownership of common stock to 91,913 shares and series A preferred stock to 275.74 shares); in each case to cover over-allotments. If the underwriters' over-allotment option is exercised in full, entities affiliated with Berkshire Partners LLC or Greenbriar Equity Group LLC will beneficially own in the aggregate 9,409,666 shares of common stock (including the shares described in footnote (6)) and 28,229.00 shares of series A preferred stock following this offering.

(4)
Total voting power represents the total voting power represented by all common stock and all preferred stock beneficially owned. Shares beneficially owned include, in addition to the shares of common stock issuable upon conversion of the preferred stock held by the Goldman Sachs selling stockholders listed below, (i) 21,031 shares underlying stock incentive awards awarded to Mr. Sanjeev K. Mehra, a Managing Director of Goldman, Sachs & Co. who currently serves on our Board of Directors, (ii) 21,031 shares underlying stock incentive awards awarded to Mr. Peter M. Sacerdote, an Advisory Director of Goldman, Sachs & Co. who currently serves on our Board of Directors, and (iii) 100 shares of common stock acquired by Goldman, Sachs & Co. in ordinary course trading activities.

(5)
The business address for each of the Goldman Sachs investors is c/o GS Capital Partners 2000, L.P., 85 Broad Street, New York, New York 10004. GS Capital Partners 2000, L.P. ("GS 2000") wholly owns, and is the managing member of, LXH, L.L.C. LXH II, L.L.C. is wholly owned by GS Capital Partners 2000 Offshore, L.P. ("GS Offshore"), its managing member, GS Capital Partners 2000 Employee Fund, L.P. ("GS Employee"), GS Capital Partners 2000 GmbH & Co. Beteiligungs KG ("GS Germany") and Stone Street Fund 2000, L.P. (together with GS 2000, GS Offshore, GS Employee and GS Germany, the "GS Limited Partnerships"). Affiliates of Goldman, Sachs & Co. and The Goldman Sachs Group, Inc. are the general partner, managing partner or managing general partner of each of the GS Limited Partnerships, and Goldman, Sachs & Co. is the investment manager of each of the GS Limited Partnerships. The other Goldman Sachs investors beneficially own an aggregate of 22,248,238 shares of common stock of Hexcel, or 24.3% of the total voting power of Hexcel as of June 24, 2005, consisting of 3,425,014 shares of common stock of Hexcel (of which 100 shares were acquired by Goldman, Sachs & Co. in ordinary course trading activities), 18,781,162 shares of common stock of Hexcel issuable upon the conversion of the shares of series A and series B preferred stock beneficially owned by the Goldman Sachs investors, and 42,062 shares of common stock underlying stock incentive awards beneficially owned by The Goldman Sachs Group, Inc. Each of The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. disclaims beneficial ownership of the shares beneficially owned by the GS Limited Partnerships except to the extent of their pecuniary interests therein. Pursuant to the Amended and Restated Governance Agreement, dated March 19, 2003 (the "governance agreement"), among LXH, L.L.C., LXH II, L.L.C., the GS Limited Partnerships and the Company, we have agreed with the Goldman Sachs investors that any slate of nominees for the Company's Board of Directors will consist of up to three nominees designated by the Goldman Sachs investors. Messrs. Sanjeev K. Mehra, James J. Gaffney and Peter M. Sacerdote are the designees of the Goldman Sachs investors which currently serve on our Board of Directors. Within 10 days of the consummation of this offering, as required by the governance agreement, the Goldman Sachs investors will cause one director nominated by the Goldman Sachs investors to resign. See "Certain Relationships and Related Transactions" for a more detailed description of the provisions of the governance agreement.

(6)
"Berkshire/Greenbriar investors" as used here includes Berkshire Partners LLC and Greenbriar Equity Group LLC. Based on the relationships among the Berkshire and Greenbriar entities described in "Certain Relationships and Related Transactions" and certain coinvestment arrangements among them, the Berkshire/Greenbriar investors (including Berkshire Partners LLC and Greenbriar Equity Group LLC for this purpose) may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934. This statement shall not be construed as an admission that these entities are a group, or have agreed to act as a group, and each entity disclaims beneficial ownership of the shares listed in the table except to the extent of its respective pecuniary interest therein, if any.

Shares beneficially owned include, in addition to the shares of common stock issuable upon conversion of the preferred stock held by the Berkshire and Greenbriar selling Stockholders listed below, (i) 13,031 shares underlying stock incentive awards awarded to Mr. Robert J. Small, a Managing Director of Berkshire Partners LLC who currently serves on our Board of Directors, and (ii) 13,031 shares underlying stock incentive awards awarded to Mr. Joel S. Beckman, a Managing Partner of Greenbriar Equity Group LLC who currently serves on our Board of Directors.

(7)
The business address for these selling stockholders is c/o Berkshire Partners LLC, One Boston Place, Suite 3300, Boston, Massachusetts 02108. Fifth Berkshire Associates LLC ("Fifth Berkshire") is the General Partner of Berkshire Fund V, Limited Partnership ("Berkshire Fund V") and has voting and investment power for Berkshire Fund V. Sixth Berkshire Associates LLC ("Sixth Berkshire") is the General Partner of Berkshire Fund VI, Limited Partnership ("Berkshire Fund VI") and has voting and investment power for Berkshire Fund VI. Fifth Berkshire, Sixth Berkshire, Berkshire Investors LLC and Berkshire Partners LLC have the same managing members, one of whom is Mr. Small.

(8)
The business address for these selling stockholders is c/o Greenbriar Equity Group LLC, 555 Theodore Fremd Avenue, Suite A-201, Rye, New York 10580. Greenbriar Holdings LLC ("Greenbriar Holdings") is the general partner of Greenbriar Equity Capital, L.P., which is the general partner of Greenbriar Equity Fund, L.P. Greenbriar Holdings is also the general partner of Greenbriar Co-Investment Partners, L.P. Greenbriar Holdings LLC and Greenbriar Equity Group LLC have the same managing members, one of whom is Mr. Beckman.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

General

        On March 19, 2003, we issued 77,875 shares of our series A preferred stock and 77,875 shares of our series B preferred stock to the Berkshire/Greenbriar investors for $77,875,000 in cash. As part of the preferred stock sale we also issued 47,125 shares of series A preferred stock and 47,125 shares of series B preferred stock to the Goldman Sachs investors for $47,125,000 in cash. These purchases were made under the terms of separate stock purchase agreements we entered into with each of the Goldman Sachs investors and the Berkshire/Greenbriar investors on December 18, 2002. Each of the Goldman Sachs investors and the Berkshire/Greenbriar investors obtained the funds for the purchase of the preferred stock through capital contributions by their investors.

        Upon the consummation of the preferred stock sale, we entered into an amended and restated governance agreement and an amended and restated registration rights agreement with the Goldman Sachs investors and a stockholders agreement and a registration rights agreements with the Berkshire/Greenbriar investors. Each of these agreements, and each of the stock purchase agreements, is summarized below.

        On December 19, 2000, LXH, L.L.C. and LXH II, L.L.C., two limited liability companies that are Goldman Sachs investors, acquired 14,525,000 shares of Hexcel common stock from Ciba Specialty Chemicals Holding Inc. ("Ciba") for an aggregate purchase price of $159,775,000. We refer to these two limited liability companies as the "LXH purchasers." The purchase price was comprised of $123,462,500 in cash and two 7.5% secured promissory notes due December 31, 2004 (the "Notes") issued by the LXH purchasers on December 19, 2000 to Ciba for an aggregate principal amount of $36,312,500. In connection with the issuance of the Notes, the LXH purchasers entered into two pledge agreements with Ciba (the "Pledge Agreements"). Under the Pledge Agreements, the LXH purchasers granted to Ciba a security interest in all shares of our common stock held by the LXH purchasers to secure the payment of the Notes. The LXH purchasers prepaid the Notes in full in December 2004 and the Pledge Agreements were terminated at that time. At the time of the purchase by the LXH purchasers of common stock from Ciba, we entered into a governance agreement and registration rights agreement with the Goldman Sachs investors, each of which was amended and restated upon the closing of the preferred stock sale. In addition, we entered into an agreement dated October 11, 2000 in which we made representations and warranties to the LXH purchasers and provided the LXH purchasers with indemnification, subject to limitations, for losses suffered as a result of breaches by us of the representations and warranties.

        In December 2004, pursuant to an underwritten offering registered with the SEC, the Berkshire/Greenbriar investors sold an aggregate of 13,049,912 shares of Hexcel common stock and the Goldman Sachs investors sold an aggregate of 11,100,086 shares of Hexcel common stock. The registration statement for this equity offering was filed by Hexcel pursuant to the registration rights agreements described below and Hexcel did not receive any proceeds from such offering.

Relationship with the Goldman Sachs investors and the Berkshire/Greenbriar investors

Stock Purchase Agreements

        On December 18, 2002, we entered into separate stock purchase agreements with each of the Berkshire/Greenbriar investors and certain of the Goldman Sachs investors in which all parties agreed to consummate the preferred stock sale. The stock purchase agreements contained similar, but not identical, terms including customary representations and warranties, covenants, closing conditions, "no-shop" and termination provisions, and provided for the payment by us of certain fees to, and expenses of, the Goldman Sachs investors and the Berkshire/Greenbriar investors. The stock purchase agreement with the Goldman Sachs investors also required the Goldman Sachs investors to vote their common stock in favor of the preferred stock sale and related matters, subject to conditions.

        Under the stock purchase agreements, we agreed to indemnify the Berkshire/Greenbriar investors and the Goldman Sachs investors for any losses they incur arising from a breach of any representations, warranties or covenants made by us, or from any actual or threatened litigation against them in connection with the preferred stock sale. The Berkshire/Greenbriar investors and the Goldman Sachs investors agreed to indemnify us for any losses we incur arising from a breach of any of their respective representations, warranties or covenants.

        With respect to any indemnification claims made by any party for breaches of representations and warranties, the party providing indemnification is responsible only for amounts in excess of $2 million. The maximum amount payable by a party providing indemnification is $20 million in the case of the Berkshire/Greenbriar stock purchase agreement, and $10 million in the case of the Goldman Sachs stock purchase agreement. However, the maximum amount payable by us for losses incurred due to our breach of the representations and warranties relating to our SEC filings is equal to the purchase price provided for in the relevant stock purchase agreement.

Governance Agreement and Stockholders Agreement

        Corporate Governance.    On March 19, 2003, the board of directors was reconstituted in accordance with the terms of the governance agreement with the Goldman Sachs investors and the stockholders agreement with the Berkshire/Greenbriar investors. Each of the governance agreement and the stockholders agreement provides that the board of directors shall consist of ten directors. In particular, based on the total voting power currently held by the Goldman Sachs investors and the Berkshire/Greenbriar investors, the governance agreement and stockholders agreement, taken together, require that the board of directors be composed of:

  •
  three directors designated by the Goldman Sachs investors;

  •
  two directors designated by the Berkshire/Greenbriar investors; and

  •
  five directors who are independent of the Goldman Sachs investors and the Berkshire/Greenbriar investors. We refer to these directors as "non-investor directors."

        Based on the total voting power to be held by the Goldman Sachs investors and the Berkshire/Greenbriar investors after the consummation of this offering, the governance agreement and stockholders agreement, taken together after the offering, will require that the board of directors be composed of:

  •
  two directors designated by the Goldman Sachs investors;

  •
  one director designated by the Berkshire/Greenbriar investors; and

  •
  seven non-investor directors.

        The governance agreement requires that, so long as the Goldman Sachs investors own 10% or more of the total voting power of Hexcel, any slate of nominees for election to the board of directors must include at least one but not more than three nominees of the Goldman Sachs investors. The stockholders agreement requires that, so long as the Berkshire/Greenbriar investors own 10% or more of the total voting power of Hexcel, any slate of nominees for election to the board of directors must include at least one but not more than two nominees of the Berkshire/Greenbriar investors. Under both the governance agreement and the stockholders agreement, the "total voting power" of a person means the portion of all votes that may be cast in the election of directors represented by the common stock and preferred stock held by such person, with the votes represented by the preferred stock equal to the number of shares of common stock into which the preferred stock could be converted. In addition, under the governance agreement and stockholders agreement, in determining the total voting power of a person for the above purpose only, we consider as held by that person and as outstanding all common stock that could be issued to that person upon the exercise or conversion of any securities, such as options, beneficially held by that person.

        In particular, the Goldman Sachs investors are entitled to:

  •
  three nominees if they own 20% or more of the total voting power of Hexcel and continue to hold capital stock representing more than two-thirds of the total voting power they held upon the closing of the preferred stock sale;

  •
  two nominees if either they own 20% or more of the total voting power of Hexcel and hold capital stock representing two-thirds or less of the total voting power they held upon the closing of the preferred stock sale, or they own less than 20% but at least 15% of the total voting power of Hexcel and continue to hold capital stock representing more than one-third of the total voting power they held upon the closing of the preferred stock sale; and

  •
  one nominee if either they own less than 20% but at least 15% of the total voting power of Hexcel and hold capital stock representing one-third or less of the total voting power they held upon the closing of the preferred stock sale, or they own less than 15% but at least 10% of the total voting power of Hexcel.

        The Berkshire/Greenbriar investors are entitled to:

  •
  two nominees if they own 15% or more of the total voting power of Hexcel and continue to hold capital stock representing more than one-third of the total voting power they held upon the closing of the preferred stock sale; and

  •
  one nominee if either they own 15% or more of the total voting power of Hexcel and hold capital stock representing one-third or less of the total voting power they held upon the closing of the preferred stock sale, or they own less than 15% but at least 10% of the total voting power of Hexcel.

        Under the governance agreement, each nominee other than the nominees of the Goldman Sachs investors must be a "non-Goldman Sachs investor nominee," which means the nominee:

  •
  is not and has never been an officer, partner, employee or director of any of the Goldman Sachs investors,

  •
  has no affiliation or compensation, consulting or contractual relationship with any of the Goldman Sachs investors that would cause a reasonable person to regard the person as likely to be unduly influenced by any such Goldman Sachs investor, and

  •
  is designated by the directors not nominated to the board by the Goldman Sachs investors.

        However, we have agreed with the Berkshire/Greenbriar investors that, so long as Joel S. Beckman is a director nominated by the Berkshire/Greenbriar investors, he qualifies as a "non-Goldman Sachs investor nominee," notwithstanding that Mr. Beckman was previously a managing director with Goldman Sachs. We have also agreed with the Berkshire/Greenbriar investors that, so long as Robert J. Small is a director nominated by the Berkshire/Greenbriar investors, he qualifies as a "non-Goldman Sachs investor nominee," notwithstanding that Mr. Small was previously employed by Goldman Sachs.

        Under the stockholders agreement, each nominee other than the nominees of the Berkshire/Greenbriar investors must be a "non-Berkshire/Greenbriar nominee," which means the nominee:

  •
  is not and has never been an officer, partner, employee or director of any of the Berkshire/Greenbriar investors,

  •
  has no affiliation or compensation, consulting or contractual relationship with any of the Berkshire/Greenbriar investors that would cause a reasonable person to regard the person as likely to be unduly influenced by any such Berkshire/Greenbriar investor, and

  •
  is designated by the directors not nominated by the Berkshire/Greenbriar investors.

        Each non-investor director nominee must be designated by both:

  •
  a majority vote of the group of directors other than the Goldman Sachs directors (currently seven directors), as specified in the governance agreement, and

  •
  a majority vote of the group of directors other than the Berkshire/Greenbriar directors (currently eight directors), as specified in the stockholders agreement.

        The Goldman Sachs investors are required to vote their shares of capital stock in favor of the nominees for director determined in accordance with the governance agreement. The Berkshire/Greenbriar investors are required to vote their shares of capital stock in favor of the nominees for director determined in accordance with the stockholders agreement.

        The Goldman Sachs investors currently beneficially own approximately 24.3% of Hexcel's total voting power, and the Berkshire/Greenbriar investors currently beneficially own approximately 19.7% of Hexcel's total voting power. Accordingly, our Board of Directors is comprised of the following persons:

  •
  Sanjeev K. Mehra, James J. Gaffney and Peter M. Sacerdote, each of whom is a nominee of the Goldman Sachs investors;

  •
  Joel S. Beckman and Robert J. Small, each of whom is a nominee of the Berkshire/Greenbriar investors; and

  •
  H. Arthur Bellows, Jr., David E. Berges (Chairman), Jeffrey C. Campbell, Sandra L. Derickson and Martin L. Solomon, each of whom is neither a nominee of the Goldman Sachs investors nor a nominee of the Berkshire/Greenbriar investors.

        The governance agreement further provides that so long as the Goldman Sachs investors are entitled to designate two or more nominees for election to the board of directors, each committee of the board of directors shall consist of at least one director nominated by the Goldman Sachs investors. The stockholders agreement provides that so long as the Berkshire/Greenbriar investors are entitled to designate two or more nominees for election to the board of directors, each committee of the board of directors shall consist of at least one director nominated by the Berkshire/Greenbriar investors. However, if under the listing standards of the New York Stock Exchange or any other applicable law or rule, no Goldman Sachs investor nominee or Berkshire/Greenbriar nominee is eligible to serve on a particular committee, then that committee will consist solely of non-Goldman Sachs directors and /or non-Berkshire/Greenbriar directors, as the case may be. New directors chosen to fill vacancies on the board of directors are selected as follows:

  •
  if the vacancy is created as a result of a nominee of the Goldman Sachs investors ceasing to serve as a member of the board of directors, then the Goldman Sachs investors shall designate the new director;

  •
  if the vacancy is created as a result of a nominee of the Berkshire/Greenbriar investors to serve as a member of the board of directors, then the Berkshire/Greenbriar investors shall designate the new director; or

  •
  if the new director is to be neither a Goldman Sachs director nor a Berkshire/Greenbriar director, then the new director will be designated by both a majority vote of the group of directors other than the Goldman Sachs directors (as required by the governance agreement) and a majority vote of the group of directors other than the Berkshire/Greenbriar directors (as required by the stockholders agreement).

        If the percentage of total voting power held by the Goldman Sachs investors or the Berkshire/Greenbriar investors decreases, or the Goldman Sachs investors or the Berkshire/Greenbriar investors transfer some of the shares of capital stock held by them, in either case such that the number of directors the Goldman Sachs investors or the Berkshire/Greenbriar investors is entitled to nominate would decrease, then the Goldman Sachs investors or the Berkshire/Greenbriar investors, as the case may be, must cause an appropriate number of directors nominated by the Goldman Sachs investors or the Berkshire/Greenbriar investors, as the case may be, to resign. Any vacancies created by these resignations would be filled by a majority vote of the non-Goldman Sachs directors or non-Berkshire/Greenbriar directors, as the case may be.

        If all shares offered by this prospectus are sold by the selling stockholders, the total voting power of the Goldman Sachs investors will decrease to 15.5% and the total voting power of the Berkshire/Greenbriar investors will decrease to 12.7% (or 10.3% if the underwriters exercise their over-allotment option in full). After the consummation of this offering, the number of director nominees that the Goldman Sachs investors are entitled to designate will decrease from three to two, but the Goldman Sachs investors will still be entitled to designate one director to serve on each committee of our Board of Directors. After the consummation of this offering, the number of director nominees that the Berkshire/Greenbriar investors are entitled to designate will decrease from two to one, and the Berkshire/Greenbriar investors will no longer be entitled to designate a director to serve on each committee of our Board of Directors. Within 10 days of the sale, as required by the governance agreement, the Goldman Sachs investors will cause one director nominated by the Goldman Sachs investors to resign, and, as required by the stockholders agreement, the Berkshire/Greenbriar investors will cause one director nominated by the Berkshire/Greenbriar investors to resign. These resignations will result in two vacancies on our Board of Directors that, as required by the governance agreement and stockholders agreement, will be filled with non-investor director nominees. The Board of Directors will begin a process in due course to identify appropriate candidates to fill these vacancies.

        Approvals.    Pursuant to the Stockholders Agreement and the Governance Agreement, for so long as the Berkshire/Greenbriar investors or the Goldman Sachs investors beneficially own at least 15% of the total voting power of our voting securities, our board of directors may not approve any of the following actions without the approval of a majority of the directors nominated by the Berkshire/Greenbriar investors and/or a majority of the directors nominated by the Goldman Sachs investors, as the case may be:

  •
  any merger or other business combination involving us, other than a "buyout transaction" (as defined below under "Buyout Transactions"), if the value of the transaction, when added together with the value of all similar transactions during the previous 12 months, exceeds the greater of $75 million and 11% of our total assets;

  •
  any sale, transfer, conveyance, lease or other disposition or series of related dispositions of any of our assets, businesses or operations, other than a buyout transaction, if the value of the assets, business or operations disposed of in this manner during the prior 12 months exceeds the greater of $75 million and 11% of our total consolidated assets; or

  •
  any issuance by us or any of our significant subsidiaries of equity securities, with exceptions for employee and director benefit plans, intercompany issuances, conversion of outstanding securities and issuances in connection with any mergers or other business combinations involving us that are approved by our board of directors, if the consideration received by us for similar transactions, including the proposed transaction, during the prior 12 months exceeds $25 million.

        As a result of this offering, the directors nominated by the Berkshire/Greenbriar investors will no longer have these approval rights under the stockholders agreement with respect to these transactions.

        For so long as any directors nominated by the Berkshire/Greenbriar investors or the Goldman Sachs investors are serving on our board of directors, any board action will require the approval of at least six directors, at least two of whom must be non-investor directors. In the event that our board consists of fewer than six directors, any board action will require the approval of all directors.

        Each of the Berkshire/Greenbriar investors and the Goldman Sachs investors have agreed with us that, in any election of directors or at any meeting of our stockholders called for the removal of directors, so long as our board of directors includes, and will include after the removal, any director nominated by such investors, such investors will be present for purposes of establishing a quorum and will vote their shares of our voting securities:

  •
  in favor of any nominee for director selected in accordance with the governance agreement or stockholders agreement, as the case may be; and

  •
  against the removal of any director selected in accordance with the governance agreement or stockholders agreement, as the case may be.

        Other than voting for the election of directors and as provided below under "Standstill," the Berkshire/Greenbriar investors and the Goldman Sachs investors are free to vote their shares of our voting securities as they wish except:

  •
  in connection with an offer for a buyout transaction, in which case other restrictions apply, which are described below under "Buyout Transactions"; and

  •
  each of the Berkshire/Greenbriar investors and the Goldman Sachs investors must vote against any amendment to our certificate of incorporation that would modify the indemnification provisions in a manner which would adversely affect the persons who are entitled to indemnification.

        Standstill.    Each of the Berkshire/Greenbriar investors and the Goldman Sachs investors has agreed, subject to specific exceptions, that without the approval of a majority of all of the directors, which majority must include at least two non-investor directors, they will not:

  •
  purchase or otherwise acquire any beneficial ownership of our voting securities, except for:

  •
  shares of our common stock issuable upon conversion of our preferred stock;

  •
  shares of our common stock acquired through options granted to directors nominated by the investors;

  •
  in the case of the Goldman Sachs investors, a limited number of shares of our common stock which may be acquired inadvertently through broker dealer activities; or

  •
  in the case of the Berkshire/Greenbriar investors, additional voting securities so long as the Berkshire/Greenbriar investors never own more than 39.5% of the total voting power of our voting securities;

  •
  enter into, solicit or support any merger or business combination involving us or purchase, acquire, or solicit or support the purchase or acquisition of any portion of our business or assets, except in the ordinary course of business, in nonmaterial amounts or in accordance with the provisions regarding buyout transactions described below;

  •
  initiate or propose any stockholder proposal without the approval of our board of directors or make, or in any way participate in, any solicitation of proxies, as these terms are used in Section 14 of the Securities Exchange Act of 1934, to vote or seek to advise or influence any person or entity with respect to the voting of any of our securities or request or take any action to obtain any list of security holders for such purposes with respect to any matter other than those with respect to which the investors may vote in their sole discretion under the stockholders agreement and governance agreement;

  •
  form or otherwise participate in a group formed for the purpose of acquiring, holding, voting, disposing of or taking any action with respect to the voting securities held by the investors that would be required under Section 13(d) of the Securities Exchange Act of 1934 to file a statement on Schedule 13D with the SEC, other than a group made up of only Berkshire/Greenbriar investors or a group made up of only Goldman Sachs investors;

  •
  deposit any of our voting securities in a voting trust or enter into any voting agreement other than the stockholders agreement or the governance agreement;

  •
  seek representation on our board of directors, remove a director or seek a change in the size or composition of our board of directors, except as provided by the stockholders agreement and the governance agreement;

  •
  make any request to amend or waive any of these standstill provisions, which would require public disclosure under applicable law, rule or regulation;

  •
  disclose any intent, purpose, plan, arrangement or proposal inconsistent with the actions listed above, or take any action that would require public disclosure of any such intent, purpose, plan, arrangement or proposal;

  •
  take any action challenging the validity or enforceability of the actions listed above; or

  •
  assist, advise, encourage or negotiate with respect to or seek to do any of the actions listed above.

        Notwithstanding the foregoing, neither the Berkshire/Greenbriar investors nor the Goldman Sachs investors may acquire, sell, transfer or otherwise dispose of beneficial ownership of any of our voting securities if such action would result in a default, or acceleration of amounts outstanding, under our New Facility, unless, prior to such action, any required consents under this debt instrument are obtained. In addition, the Berkshire/Greenbriar investors and the Goldman Sachs investors may propose "buyout transactions" (as defined below) and may participate in buyout transactions proposed by third parties, provided that their actions are consistent with the provisions under "Buyout Transactions" below.

        Buyout Transactions.    The Berkshire/Greenbriar investors and the Goldman Sachs investors are subject to certain restrictions with respect to a "buyout transaction." A "buyout transaction" is generally defined as a tender offer, merger or any similar transaction in which a third party would acquire a majority of our voting securities or a sale of all or substantially all of our assets.

        If we become the subject of a buyout transaction proposed by a third party, and the buyout transaction is approved by a majority of our board of directors and a majority of our "disinterested directors" (as defined below), including two of the non-investor directors, the Berkshire/Greenbriar investors and the Goldman Sachs investors may act in their sole discretion with respect to the buyout transaction.

        If we become the subject of a buyout transaction proposed by a third party and the offer either fails to be approved by a majority of our board of directors or is approved by a majority of our board of directors but not by a majority of our disinterested directors, including two of our non-investor directors, then the Berkshire/Greenbriar investors and the Goldman Sachs investors must:

  •
  vote their shares of our voting securities against the buyout transaction in proportion to the votes cast by our other stockholders against the buyout transaction; and

  •
  not tender or sell their shares of our voting securities to the person proposing the buyout transaction in a proportion greater than the tenders or sales made by our other stockholders to the person proposing the buyout transaction.

        With respect to any buyout transaction, a "disinterested director" is a director who is not an interested director within the meaning of Section 144 of the Delaware General Corporation Law with respect to such buyout transaction. No director nominated by the Berkshire/Greenbriar investors or the Goldman Sachs investors will be deemed to be a disinterested director with respect to a buyout proposal made by the Berkshire/Greenbriar investors or the Goldman Sachs investors, respectively.

        Issuance of Additional Securities.    For so long as the Berkshire/Greenbriar investors and the Goldman Sachs investors are entitled to designate one or more nominees for election to our board of directors, if we issue any additional voting securities for cash, the Berkshire/Greenbriar investors and the Goldman Sachs investors, as the case may be, will have the option to purchase an amount of securities that would allow them to maintain their respective percentage ownership of the total voting power of our voting securities after the issuance. Any such purchase would be for the same price and otherwise on the same terms as those governing the new issuance. However, this right will not apply to any issuance of our voting securities upon conversion of any of our convertible securities, or pursuant to our stock option, incentive compensation or similar plans.

        Transfer Restrictions.    The Berkshire/Greenbriar investors may not sell or transfer any Hexcel voting securities, and the Goldman Sachs investors may not sell or transfer the shares acquired by them in the preferred stock sale (including any shares into which these shares may be converted), except for sales or transfers:

  •
  in accordance with the volume and manner-of-sale limitations of Rule 144 under the Securities Act, and otherwise subject to compliance with the Securities Act;

  •
  in a registered public offering;

  •
  in a non-registered offering subject to an exemption from the registration requirements of the Securities Act, in a manner calculated to achieve a broad distribution (generally meaning that no third party acquiring voting securities in the transaction will hold more than 5% of our total voting power after the transaction); or

  •
  in a buyout transaction proposed by a third party, but only if otherwise permitted as described above under "Buyout Transactions."

        Additionally, the shares of our common stock beneficially owned by the Goldman Sachs investors prior to March 19, 2003, may only be sold or transferred by the Goldman Sachs investors:

  •
  to affiliates of the Goldman Sachs investors, provided the transferee agrees to be bound by the terms of the governance agreement;

  •
  in accordance with the volume and manner-of-sale limitations of Rule 144 under the Securities Act, and otherwise subject to compliance with the Securities Act, in a manner calculated to achieve a broad distribution;

  •
  in a registered public offering or a non-registered offering subject to an exemption from the registration requirements of the Securities Act, in a manner calculated to achieve a broad distribution;

  •
  in a buyout transaction proposed by a third party, but only if otherwise permitted as described above under "Buyout Transactions"; or

  •
  which are a limited number of shares of our common stock that may be acquired by the Goldman Sachs investors or their affiliates either inadvertently through broker dealer activities or through options granted to directors nominated by the Goldman Sachs investors.

        Term.    Each of the stockholders agreement and the governance agreement, as the case may be, will terminate upon the earlier of:

  •
  March 19, 2013; and

  •
  an event that causes the percentage of our voting securities beneficially owned by the Berkshire/Greenbriar investors or the Goldman Sachs investors, as the case may be, to be less than 10% or equal to or more than 90%.

        In addition, either party may terminate the stockholders agreement or the governance agreement, as the case may be, if the other party to such agreement breaches a material obligation under such agreement and fails to cure the breach within 60 days of written notice of the breach from the other party to that agreement.

The Registration Rights Agreements

        Each of the registration rights agreements grants the Berkshire/Greenbriar investors and the Goldman Sachs investors, as the case may be, three "demand" registration rights, pursuant to which such investors may require us to use our commercially reasonable efforts to register under the Securities Act the shares of our common stock and, after the third anniversary of the original issuance date, the shares of our series A preferred stock, held by them. Any demand must be for a number of shares that represents at least 20% of the total voting power then held by the investors making the demand and must have an aggregate anticipated offering price of at least $25,000,000. The Goldman Sachs investors exercised one of their demand registration rights in connection with the sale by the Goldman Sachs investors of 11,100,086 shares of common stock in December 2004.

        The Berkshire/Greenbriar investors and the Goldman Sachs investors also have "piggyback" registration rights. These rights generally permit the Berkshire/Greenbriar investors and the Goldman Sachs investors to include their shares of our common stock and, after March 19, 2006, the shares of our series A preferred stock, in any other registration by us to sell shares of our common stock under the Securities Act.

        The registration rights agreements provide for blackout periods during which we will not be required to register the shares of our capital stock otherwise eligible for registration under the registration rights agreements. The registration rights agreements also contain provisions relating to the priority for inclusion of shares in an underwritten offering in the event that the underwriters determine that the number of shares requested to be included in this offering must be reduced.

        We are generally required to pay for all expenses in connection with these registrations, except for underwriting discounts and commissions relating to the shares of our capital stock sold by the investors. Specifically, and in accordance with the registration rights agreements between the Company and each of the Goldman Sachs investors and the Berkshire/Greenbriar investors, respectively, the Company will reimburse each of the Goldman Sachs investors and the Berkshire/Greenbriar investors (up to an aggregate of $75,000 each) for the fees and disbursements of their counsel incurred in connection with this offering.

        The registration statement of which this prospectus is a part has been filed by the Company pursuant to the exercise of a demand registration right by the Berkshire/Greenbriar investors and the exercise of a piggyback registration right by the Goldman Sachs investors.

Preferred Stock Certificates of Designations

        Each of the Goldman Sachs investors and the Berkshire/Greenbriar investors have certain rights under the certificates of designation for the series A preferred stock and the Goldman Sachs investors have certain rights under the certificate of designation for the series B preferred stock. These rights arise solely because the Goldman Sachs investors and the Berkshire/Greenbriar investors own preferred stock. Should some or all of the preferred stock be transferred to a third party or parties, such third party or parties would have these exact same rights, although the rights of the Goldman Sachs investors and the Berkshire/Greenbriar investors to transfer some or all of the preferred stock are limited by the terms of the governance agreement and stockholders agreement, as described above. See "Description of Capital Stock" for a summary of certain terms of the series A preferred stock and the series B preferred stock.

Other Relationships with the Goldman Sachs Investors

        In March 2003, an affiliate of the Goldman Sachs investors acted as lead initial purchaser for our private offering under Rule 144A of $125 million of our 9.875% senior secured notes due 2008, and received a fee of $2.25 million from us.

        In December 2004, an affiliate of the Goldman Sachs investors acted as an underwriter for the sale described above under "—General" by the Berkshire/Greenbriar investors and the Goldman Sachs investors of shares of our common stock.

        In February 2005, an affiliate of the Goldman Sachs investors acted as sole book-running manager for our private offering under Rule 144A of $225 million of our 6.75% senior subordinated notes due 2015, and received a fee of $2.4 million from us. An affiliate of the Goldman Sachs investors is a lender under our New Facility. An affiliate of the Goldman Sachs investors acts as a market maker with respect to our 6.75% senior subordinated notes due 2015. From time to time we engage in interest rate swaps with, and purchase forward currency contracts and options from, affiliates of the Goldman Sachs investors. In addition, an affiliate of the Goldman Sachs investors is serving as an underwriter with respect to this offering.

DESCRIPTION OF CAPITAL STOCK

        The Company's authorized capital stock consists of 200,000,000 shares of common stock, $0.01 par value, and 20,000,000 shares of preferred stock, no par value.

Common Stock

        As of June 24, 2005, 54,696,233 shares of common stock were issued and outstanding and held by approximately 1,176 record holders. Holders of common stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders and to vote on all matters on which a vote of stockholders is taken, except as otherwise provided by statute. Subject to the rights of holders of outstanding shares of our preferred stock, the holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor, and, upon liquidation or dissolution of the Company, are entitled to receive all assets available for distribution to stockholders. Holders of common stock, other than the Goldman Sachs investors and the Berkshire/Greenbriar investors, have no preemptive rights or other rights to subscribe for additional shares and no conversion rights. The common stock is not subject to redemption or to any sinking fund provisions, and all outstanding shares of common stock are fully paid and nonassessable. Subject to the preferential rights of the holders of shares of any series of preferred stock, holders of common stock are entitled to their pro rata share of the assets of the Company upon liquidation.

Preferred Stock

        Preferred stock may be issued from time to time in one or more series without further stockholder approval. The Board of Directors may designate the number of shares to be issued in such series and the rights, preferences, privileges and restrictions granted to or imposed on the holders of such shares. If issued, such shares of preferred stock could have dividends and liquidation preferences and may otherwise affect the rights of holders of common stock.

        As of June 24, 2005, 101,084 shares of series A preferred stock and 47,125 shares of series B preferred stock were issued and outstanding. The Certificates of Designations for the series A preferred stock and the series B preferred stock designate 125,000 shares each of such shares. Shares of both the series A preferred stock and the series B preferred stock are without par value. The following is a summary of the material terms of the preferred stock. The Certificates of Designations for each of the series A preferred stock and the series B preferred stock were filed with the SEC on March 31, 2003 as exhibits to Amendment No. 1 to Hexcel's Annual Report on Form 10-K for the year ended December 31, 2002.

Ranking

        Our preferred stock is senior to our common stock, and our series A preferred stock ranks on parity with our series B preferred stock, with respect to rights upon our liquidation, winding up or dissolution. Our series A preferred stock ranks senior to our common stock and our series B preferred stock with respect to dividends. In this regard, unless and until full cumulative dividends on our series A preferred stock in respect of all past quarterly dividends have been paid, we may not pay any cash dividends on shares of our common stock. Our series B preferred stock ranks on parity with our common stock with respect to the dividends declared on our common stock to which the holders of our series B preferred stock are entitled.

Dividends

  Series A Preferred Stock

        Commencing on March 19, 2006, holders of our series A preferred stock will be entitled to receive dividends at an annual rate of 6% of the "accrued value," which is equal to the sum of

$1,195.618 and an amount equal to the aggregate of all accrued but unpaid dividends, whether or not declared, that have been added to the accrued value pursuant to the terms of the certificate of designations for our series A preferred stock, as described below. Dividends are payable on the 15th of each January, April, July and October, commencing on March 19, 2006, are cumulative whether or not they are earned or declared and compound quarterly in arrears. We may pay the dividends on our series A preferred stock either entirely in cash or, at our option, by allowing them to accrue and compound and become payable upon liquidation, redemption and conversion. Such dividends will cease to accrue at such time as our series A preferred stock becomes automatically convertible. See "—Conversion of Preferred Stock into Common Stock." In addition, in the event that dividends (other than dividends consisting, in whole or in part, of our common stock or securities convertible into our common stock) are paid on our common stock, the holders of our series A preferred stock are entitled to receive such dividends on an "as-converted" basis (disregarding, for this purpose, the conversion limitations described below under "—Conversion of Preferred Stock into Common Stock").

  Series B Preferred Stock

        In the event that dividends (other than dividends consisting, in whole or in part, of our common stock or securities convertible into our common stock) are paid on our common stock, the holders of our series B preferred stock are entitled to receive such dividends on an "as-converted" basis (disregarding, for this purpose, the conversion limitations described below under "—Conversion of Preferred Stock into Common Stock"). No other dividends accrue or are payable on our series B preferred stock.

Conversion of Preferred Stock into Common Stock

  Series A Preferred Stock

        Each share of our series A preferred stock is convertible, at the option of the holder, into a number of shares of our common stock equal to $1,000 (as adjusted for any split, subdivision, combination, consolidation, recapitalization or similar event with respect to our series A preferred stock) divided by a conversion price, initially set at $3.00 per share, subject to anti-dilution adjustments (as adjusted, the "conversion price").

        Holders of our series A preferred stock may convert their shares into our common stock at any time, except under certain circumstances.

        Upon conversion of a share of our series A preferred stock, the holder will be entitled to receive, in addition to the number of shares of common stock described above, an amount equal to such share's "conversion payment," payable by us either entirely in cash or entirely in shares of our common stock valued at either 90% of the closing trading price on the conversion date (if we are paying in shares of our common stock at our option) or 95% of the closing trading price on the conversion date (if we are paying in shares of our common stock because we do not have sufficient capital, surplus or other funds available or because we are restricted by our debt instruments from making the conversion payment in cash).

        The "conversion payment" with respect to each share is equal to the amount of dividends that have accrued and not been paid on such share since the dividend commencement date and prior to the occurrence of the "dividend accrual event" (as defined below).

        The "dividend accrual event" occurs if and when the closing trading price of our common stock for any period of 60 consecutive trading days ending after the third anniversary of the original issuance date of the preferred stock exceeds $6.00 (subject to adjustment for any split, subdivision, combination, consolidation or reclassification of our common stock).

        Subject to certain restrictions, our series A preferred stock will automatically convert into our common stock (on the conversion terms described above) if the closing trading price of our common stock for any period of 60 consecutive trading days ending after March 19, 2006 exceeds $9.00 (subject to adjustment for any split, subdivision, combination, consolidation or reclassification of our common stock).

  Series B Preferred Stock.

        Each share of our series B preferred stock is convertible, at the option of the holder, into a number of shares of our common stock equal to $195.618 divided by a conversion price initially set at $3.00 per share, subject to adjustment for any split, subdivision, combination, consolidation or reclassification of our common stock.

        Upon conversion of a share of our series B preferred stock, the holder will not be entitled to receive any conversion payment.

        Subject to certain restrictions, our series B preferred stock will automatically convert into our common stock (on the conversion terms described above) if the closing trading price of our common stock for any period of 60 consecutive trading days ending after the third anniversary of the original issuance date of the preferred stock exceeds $9.00 (subject to adjustment for any split, subdivision, combination, consolidation or reclassification of our common stock).

Mandatory Redemption

  Series A Preferred Stock

        We must redeem all outstanding shares of our series A preferred stock on January 22, 2010 at a mandatory redemption price equal to the liquidation preference (as defined below under "—Liquidation Preference"). Generally we must redeem the shares for cash; however we shall be entitled to pay the redemption price using shares of our common stock if the redemption price is equal to the "participating preference amount" (as defined below under "—Liquidation Preference") and the holder does not elect instead to receive a lower value, the "adjusted accrued value" (as defined below under "—Liquidation Preference"), in cash.

  Series B Preferred Stock

        We must redeem all outstanding shares of our series B preferred stock on January 22, 2010. The redemption will be at a mandatory redemption price equal to the greater of $195.618 per share (as adjusted for any split, subdivision, combination, consolidation, recapitalization or similar event with respect to our series B preferred stock) and the participating redemption amount (as defined below), which greater amount is referred to as the "redemption amount." Generally we must redeem the shares for cash; however we must use shares of our common stock in such redemption if the redemption amount is equal to the participating redemption amount and the holder does not elect to receive cash in connection with the mandatory redemption of our series A preferred stock.

Offer To Purchase Upon Change of Control

  Series A Preferred Stock

        In the event a change of control (as defined in the indenture governing our 9.75% senior subordinated notes due 2009) occurs, we must offer to redeem all outstanding shares of our series A preferred stock for cash or, under the circumstances described below, our common stock, within 10 business days following the change of control, at a redemption price per share equal to the greater of (1) 101% of the adjusted accrued value and (2) the participating preference amount. We shall be entitled to use shares of our common stock in such redemption if the redemption price is equal to the participating preference amount and the holder does not elect to receive a lower value, the adjusted accrued value, in cash.

  Series B Preferred Stock

        In the event a change of control occurs, we must offer to redeem from each holder that number of outstanding shares of our series B preferred stock held by such holder equal to the number of shares of our series A preferred stock that we redeem from such holder in connection with such change of control, within 10 business days following the change of control, at a redemption price equal to the redemption amount (as defined under "—Mandatory Redemption—Series B Preferred Stock"). Generally we must redeem the shares for cash; however we must use shares of our common stock in such redemption if the redemption amount is equal to the participating redemption amount and the holder does not elect to receive cash in connection with the redemption of our series A preferred stock upon a change of control.

  Reorganization; Consolidation; Merger; Asset Sale

        In the event of:

  •
  any capital reorganization or reclassification of our common stock (other than a reclassification subject to the anti-dilution adjustment described above under "—Conversion of Preferred Stock into Common Stock");

  •
  any consolidation or merger of us with or into another entity; or

  •
  any sale or conveyance to another person or entity of our property as an entirety or substantially as an entirety;

each then-outstanding share of our series A preferred stock and each then-outstanding share of our series B preferred stock will thereafter be convertible into (upon receipt of any requisite governmental approvals) the same consideration receivable in such transaction as such holder would have been entitled to receive in the transaction had such share of preferred stock been converted into our common stock immediately prior to such transaction. In any such case, we will make appropriate provision, as determined in good faith by our board of directors, to ensure that the terms relating to dividends, voting rights, offer to purchase upon a change of control, liquidation and dissolution and conversion (other than mandatory conversion) will continue to be applicable to our preferred stock. We may not effect any such transaction unless the surviving person or entity in the transaction assumes the obligation to deliver this consideration to the holders of our preferred stock.

Voting Rights

  Series A Preferred Stock

        The holders of shares of our series A preferred stock will be entitled to vote on all matters put to a vote or consent of our stockholders, voting together with the holders of our common stock and the holders of our series B preferred stock as a single class. Each holder of shares of our series A preferred stock will have the number of votes equal to the number of shares of our common stock into which such shares could be converted as of the applicable record date. In addition, without the prior consent of holders of at least 70% of the outstanding shares of our series A preferred stock, we may not (1) amend, repeal or restate our restated certificate of incorporation or bylaws or the certificate of designations for the series A preferred stock in a manner that adversely affects the rights of the holders of our series A preferred stock or (2) authorize, issue or otherwise create any shares of capital stock ranking on parity with or senior to our series A preferred stock or any additional shares of our series A preferred stock.

  Series B Preferred Stock

        The holders of shares of our series B preferred stock will be entitled to vote on all matters put to a vote or consent of our stockholders, voting together will the holders of our common stock and the holders of our series A preferred stock as a single class. Each holder of shares of our series B preferred stock will have the number of votes equal to the number of shares of our common stock into which such shares could be converted as of the applicable record date. In addition, without the prior consent of holders of at least 70% of the outstanding shares of our series B preferred stock, we may not amend, repeal or restate our restated certificate of incorporation or bylaws or the certificate of designations for the series B preferred stock in a manner that adversely affects the rights of the holders of our series B preferred stock.

Liquidation Preference

  Series A Preferred Stock

        Upon our liquidation, winding up or dissolution, or the occurrence of specified bankruptcy events, each share of our series A preferred stock is entitled to a cash payment equal to its "liquidation preference," which is defined as an amount equal to the greater of (1) $1,000 (as adjusted for any split, subdivision, combination, consolidation, recapitalization or similar event with respect to our series A preferred stock), if measured prior to the third anniversary of the original issuance date of the preferred stock, or the "adjusted accrued value" (as defined below) of such share, if measured on or after the third anniversary of the original issuance date of the preferred stock, and (2) the "participating preference amount" (as defined below). In the event our liquidation occurs due to a voluntary case under the federal bankruptcy laws or any other applicable similar state or federal law, if the liquidation preference with respect to a share of our series A preferred stock is equal to the participating preference amount, then each holder of shares of our series A preferred stock will receive out of assets available for distribution to our stockholders a liquidation preference that is (1) in preference to any distribution to holders of our common stock or any other stock that ranks junior to our series A preferred stock with respect to dividend rights and rights on liquidation, winding up and dissolution, an amount of cash with respect to each share of our series A preferred stock equal to the adjusted accrued value and (y) thereafter, the holders of such shares will be entitled to share in all of our remaining assets pari passu, with the holders of our common stock (with the holders of our series A preferred stock deemed to hold the number of shares of our common stock into which such shares, if their liquidation preference were equal to the amount by which the participating preference amount exceeds the adjusted accrued value, would be convertible) until the holders of our series A preferred stock have received an amount equal to the amount by which the participating preference amount exceeds the adjusted accrued value. The payment of the liquidation preference must be made to holders of our series A preferred stock before any payment or distribution may be made to holders of our common stock.

        The "adjusted accrued value" is defined as $1,000 (as adjusted for any split, subdivision, combination, consolidation, recapitalization or similar event with respect to our series A preferred stock) plus the aggregate amount of accrued but unpaid dividends which have been added to the accrued value of such share plus the aggregate amount of accrued but unpaid dividends which have not been added to the accrued value of such share. The "participating preference amount" is defined as the amount that would be payable to the holder of such share in respect of the number of shares of our common stock issuable upon conversion of such share if all shares of our series A preferred stock were converted into shares of our common stock immediately prior to liquidation (disregarding the conversion limitations described above under "—Conversion of Preferred Stock into Common Stock").

  Series B Preferred Stock

        Upon our liquidation, winding up or dissolution, or the occurrence of specified bankruptcy events, each share of our series B preferred stock is entitled to the "liquidation preference," which is defined as an amount equal to the greater of (1) the adjusted value (as defined below) of such share plus the amount of proceeds that would be distributed in such liquidation to a holder of the number of shares of our common stock equal to the quotient obtained by dividing the difference between $195.618 (as adjusted for any split, subdivision, combination, consolidation, recapitalization or similar event with respect to our series B preferred stock) and the adjusted value by $3.00 (as adjusted for any split, subdivision, combination, consolidation or reclassification of our common stock) and (2) the participating preference amount. The payment of the liquidation preference must be made to holders of our series B preferred stock before any payment or distribution may be made to holders of our common stock. The "adjusted value" is defined as $195.618 (as adjusted for any split, subdivision, combination, consolidation, recapitalization or similar event with respect to our series B preferred stock) multiplied by the lesser of (1) 1.00 and (2) the quotient obtained by dividing the number of days elapsed between the original issuance date and the date of liquidation or redemption, as applicable, by 1096.

Preemptive Rights

        Our series A preferred stock and our series B preferred stock do not carry preemptive rights, although the Goldman Sachs investors and the Berkshire/Greenbriar investors do have certain preemptive rights pursuant to contractual arrangements with us. See "Certain Relationships and Related Transactions—Relationship with the Goldman Sachs investors and the Berkshire/Greenbriar investors—Governance Agreement and Stockholders Agreement—Issuance of Additional Securities."

Section 203 of the Delaware General Corporation Law

        The Company is a Delaware corporation and is subject to Section 203 of the General Corporation Law of the State of Delaware (the "GCL"). In general, Section 203 of the GCL prevents a Delaware corporation from engaging in any "business combination" (as defined below) with an "interested stockholder" (defined as a person who, together with affiliates and associates, beneficially owns (or within the preceding three years, did beneficially own) 15% or more of a corporation's outstanding voting stock) for a period of three years following the time that such person became an interested stockholder, unless (i) before such person became an interested stockholder, the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested stockholder or the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by persons who are both officers and directors of the corporation and shares held by certain employee stock plans); or (iii) on or after such time the business combination is approved by the board and authorized at an annual meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation that is not owned by the interested stockholder. A "business combination" generally includes mergers, stock or asset or sales involving 10% or more of the market value of the corporation's assets or stock, certain stock transactions and other transactions resulting in a financial benefit to the interested stockholders or an increase in their proportionate share of any class or series of a corporation.

SHARES ELIGIBLE FOR FUTURE SALE

General

        Future sales in the public markets of substantial amounts of our common stock, or the perception that these sales could occur, could adversely affect the market prices prevailing from time to time for our common stock. It could also impair our ability to raise capital through future sales of equity securities.

        Immediately after the completion of this offering, we will have 65,771,393 shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option and assuming the conversion of 24,007 shares of our series A preferred stock and 47,125 shares of series B preferred stock. Additional shares may be issued as described below.

Common Stock Issuable Pursuant to Employee Benefit Plans

        We have various equity incentive plans for eligible employees, officers, and directors. These plans provide for awards in the form of stock options, stock appreciation rights, restricted stock, restricted stock units and other stock based awards. As of June 24, 2005, the aggregate number of shares of our common stock issuable pursuant to outstanding awards granted under these plans was approximately 7.7 million shares, approximately 5.4 million of which have vested. In addition, approximately 4.4 million shares may be issued in connection with future awards under our existing equity incentive plans. Shares of common stock issued under these plans are freely transferable without further registration under the Securities Act, except for any shares held by an affiliate (as that term is defined in Rule 144A under the Securities Act).

Common Stock Issuable Upon Conversion Of Preferred Stock

        After completion of this offering, 77,077 shares of our series A preferred stock will remain outstanding and will be convertible into an aggregate of 25,692,330 shares of our common stock. See "Description of Capital Stock—Preferred Stock—Conversion of Preferred Stock into Common Stock" for a description of the conversion features of our preferred stock. All of these shares are "restricted shares" and, absent an effective registration statement under the Securities Act, may be sold only pursuant to an exemption under the Securities Act, including Rule 144.

Rule 144

  General

        In general, Rule 144 provides that a person may sell within any three month period a number of shares that does not exceed the greater of:

  •
  1% of the total number of shares of common stock then outstanding; or

  •
  the average weekly trading volume of the common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of notice on Form 144 with respect to the sale,

subject to a requirement that any "restricted" shares (which do not include any shares issued in our reorganization) have been beneficially owned for at least one year, including the holding period of any prior owner which was not an affiliate.

        Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

  Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, is entitled to sell restricted shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144 subject to a requirement that any restricted shares have been beneficially owned for at least two years, including the holding period of any prior owner which was not an affiliate.

Lock-ups

        We and the selling stockholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock, other than shares sold in this offering, during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. In addition, our Chief Executive Officer, Chief Financial Officer, General Counsel and the Presidents of our Composites and Reinforcements global business units have agreed to similar restrictions with respect to our common stock held or acquired by them except that, in the aggregate, these persons may sell up to 750,000 shares of our common stock during such period.

Registration Rights

        Each of the Berkshire/Greenbriar investors and the Goldman Sachs investors is party to a registration rights agreement with us. Each of these agreements grants the Berkshire/Greenbriar investors and the Goldman Sachs investors, as the case may be, three demand registration rights, pursuant to which such investors may require us to use our commercially reasonable efforts to register under the Securities Act the shares of our common stock and, after March 19, 2006, shares of our series A preferred stock held by them. The Berkshire/Greenbriar investors have exercised a demand registration right in connection with this offering. The Berkshire/Greenbriar investors and the Goldman Sachs investors also have piggyback registration rights. These rights generally permit the Berkshire/Greenbriar investors and the Goldman Sachs investors to include their shares of our common stock and, after March 19, 2006, the shares of our series A preferred stock, in any other registration by us to sell shares of our common stock under the Securities Act. The Goldman Sachs investors have exercised their piggyback registration right in connection with this offering. Immediately after the completion of this offering and assuming no exercise of the underwriters' over-allotment option, the Berkshire/Greenbriar investors will own 11,584,331 shares of our common stock (including common stock into which preferred stock can be converted) and the Goldman Sachs investors will own 14,108,073 shares of our common stock (including common stock into which preferred stock can be converted). For additional information, see "Certain Relationships and Related Transactions—Relationship with the Goldman Sachs investors and the Berkshire/Greenbriar investors—The Registration Rights Agreements."

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

        The following is a general discussion of certain U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock. This discussion applies only to a non-U.S. holder (as defined below) of our common stock. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, all of which are subject to change, possibly with retroactive effect. This discussion is limited to investors that hold our common stock as capital assets for U.S. federal income tax purposes. Furthermore, this discussion does not address all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances, or to investors subject to special treatment under U.S. federal income tax law, such as financial institutions, insurance companies, tax-exempt organizations, entities that are treated as partnerships for U.S. federal tax purposes, dealers in securities or currencies, expatriates, persons deemed to sell our common stock under the constructive sale provisions of the Code and persons that hold our common stock as part of a straddle, hedge, conversion transaction or other integrated investment. Furthermore, this discussion does not address any U.S. federal estate or gift tax consequences or any state, local or foreign tax consequences. Each prospective investor is advised to consult a tax advisor regarding the U.S. federal, state, local and foreign income, estate and other tax consequences of the purchase, ownership and disposition of our common stock.

        For purposes of this summary, the term "non-U.S. holder" means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation or other entity subject to tax as a corporation for such purposes that is created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (B) that has made a valid election to be treated as a U.S. person for such purposes.

        If a partnership (including any entity or arrangement treated as a partnership for such purposes) owns our common stock, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that owns our common stock should consult their tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.

Dividends

        Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty. A non-U.S. holder that is eligible for a reduced rate of withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

        Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States and, if certain income tax treaties apply, that are attributable to a non-U.S. holder's permanent establishment in the United States are not subject to the withholding tax described above but instead are subject to U.S. federal income tax on a net income basis at applicable graduated U.S. federal income tax rates. A non-U.S. holder must satisfy certain certification requirements for its effectively connected dividends to be exempt from the withholding tax described above. Dividends received by a foreign corporation that are effectively connected with its conduct of a trade or business in the United States may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

        A non-U.S. holder generally will not be taxed on gain recognized on a disposition of our common stock unless:

  •
  the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for 183 days or more during the taxable year of the disposition and meets certain other conditions;

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States and, if certain income tax treaties apply, is attributable to a non-U.S. holder's permanent establishment in the United States; or

  •
  we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock. We do not believe that we have been, currently are, or will become, a United States real property holding corporation. If we were or were to become a United States real property holding corporation at any time during the applicable period, however, any gain recognized on a disposition of our common stock by a non-U.S. holder that did not own (directly, indirectly or constructively) more than 5% of our common stock during the applicable period would not be subject to U.S. federal income tax, provided that our common stock is "regularly traded on an established securities market" (within the meaning of Section 897(c)(3) of the Code).

        Individual non-U.S. holders who are subject to U.S. federal income tax because the holders were present in the United States for 183 days or more during the year of disposition are taxed on their gains (including gains from the sale of our common stock and net of applicable U.S. losses from sales or exchanges of other capital assets recognized during the year) at a flat rate of 30% or such lower rate as may be specified by an applicable income tax treaty. Other non-U.S. holders subject to U.S. federal income tax with respect to gain recognized on the disposition of our common stock generally will be taxed on any such gain on a net income basis at applicable graduated U.S. federal income tax rates and, in the case of foreign corporations, the branch profits tax discussed above also may apply.

Information Reporting and Backup Withholding

        In general, backup withholding will apply to dividends on our common stock paid to a non-U.S. holder, unless the holder has provided the required certification that it is a non-U.S. holder and the payor does not have actual knowledge (or reason to know) that the holder is a U.S. person. Generally, information will be reported to the Internal Revenue Service regarding the amount of dividends paid, the name and address of the recipient and the amount, if any, of tax withheld. These information reporting requirements apply even if no tax was required to be withheld. A similar report is sent to the recipient of the dividend.

        In general, backup withholding and information reporting will apply to the payment of proceeds from the disposition of our common stock by a non-U.S. holder through a U.S. office of a broker or through the non-U.S. office of a broker that is a U.S. person or has certain enumerated connections with the United States, unless the holder has provided the required certification that it is a non-U.S. holder and the payor does not have actual knowledge (or reason to know) that the holder is a U.S. person.

        Backup withholding is not an additional tax. Any amounts that are withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded or credited against the holder's U.S. federal income tax liability, if any, provided that certain required information is furnished to the Internal Revenue Service.

        Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

UNDERWRITING

        The Company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Credit Suisse First Boston LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Credit Suisse First Boston LLC

Total	14,500,000

        The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

        If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 2,174,665 shares from the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

        The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 2,174,665 additional shares.

Paid by the Selling Stockholders
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

        Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial price to public. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $             per share from the initial price to public. If all the shares are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.

        The Company and the selling stockholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock, other than shares sold in this offering, during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. In addition, the Chief Executive Officer, Chief Financial Officer, General Counsel and the Presidents of the composites and reinforcements global business units of the Company have agreed to similar restrictions with respect to common stock of the Company held or acquired by them except that, in the aggregate, these persons may sell up to 750,000 shares of the common stock during such period.

        In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the Company's stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

        The Company or the selling stockholders may enter into derivative transactions with third parties or sell securities not covered by this prospectus to third parties in privately negotiated transactions. In connection with those derivatives, the third parties may sell securities covered by this prospectus, including in short sale transactions. If so, the third party may use securities pledged by the Company or the selling stockholders or borrowed from the Company, the selling stockholders or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from the Company or the selling stockholders in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter or will be identified in a post-effective amendment.

        Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the Closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the Company; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

        The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

        The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the securities to the public in Singapore.

        The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

        The Company and the selling stockholders estimate that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1.0 million.

        The Company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

        Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Company, for which they received or will receive customary fees and expenses. In December 2004, affiliates of Goldman, Sachs & Co. and Credit Suisse First Boston LLC acted as underwriters for the secondary offering of the Company's common stock. In January 2005, an affiliate of Goldman, Sachs & Co. acted as sole book-running manager and an affiliate of Credit Suisse First Boston LLC acted as joint lead manager for our private offering under Rule 144A of $225 million of our 6.75% senior subordinated notes due 2015. An affiliate of Credit Suisse First Boston LLC serves as documentation agent, and affiliates of Goldman, Sachs & Co. and Credit Suisse First Boston LLC are lenders, under the New Facility. In addition, certain affiliates of Goldman, Sachs & Co. are holders of a portion of the series A preferred stock and a portion of the series B preferred stock and are entitled to designate nominees for election to the Board of Directors, among other rights. Certain other affiliates of Goldman, Sachs & Co., who are holders of a portion of common stock of the Company and are entitled to designate a nominee for election to the Board of Directors, among other rights, will be selling stockholders in this offering. For more information on the these relationships, see "Selling Stockholders" and "Certain Relationships and Related Transactions." Because affiliates of Goldman, Sachs & Co. own more than 10% of the Company, Goldman, Sachs & Co. may be deemed an affiliate of the Company under Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. Accordingly, this offering will be made in accordance with the applicable provisions of Rule 2720 of the Conduct Rules.

LEGAL MATTERS

        The validity of the securities offered hereby have been passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

        The consolidated financial statements of Hexcel Corporation as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) as of December 31, 2004, included and incorporated in this prospectus by reference to the Annual Report on Form 10-K of Hexcel Corporation for the year ended December 31, 2004, have been so included and incorporated in this prospectus in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The financial statements of BHA Aero Composite Parts Co., Ltd. incorporated in this prospectus by reference to Hexcel Corporation's Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte Touche Tohmatsu CPA Ltd. an independent registered public accounting firm as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph referring to BHA Aero Composite Parts Co., Ltd.'s ability to continue as a going concern), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Hexcel Corporation and Subsidiaries
Condensed Consolidated Balance Sheets

	Unaudited
(In millions, except per share data)	March 31, 2005	December 31, 2004
Assets
Current assets:
Cash and cash equivalents	$26.2	$57.2
Accounts receivable, net	169.8	153.5
Inventories, net	160.1	144.2
Prepaid expenses and other current assets	12.8	18.4

Total current assets	368.9	373.3
Property, plant and equipment	715.4	734.0
Less accumulated depreciation	(442.4)	(447.4)

Net property, plant and equipment	273.0	286.6
Goodwill	76.6	78.3
Investments in affiliated companies	14.1	5.5
Other assets	33.7	33.1

Total assets	$766.3	$776.8

Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
Notes payable and current maturities of capital lease obligations	$4.6	$1.0
Accounts payable	97.7	94.8
Accrued liabilities	91.1	120.2

Total current liabilities	193.4	216.0
Long-term notes payable and capital lease obligations	478.4	430.4
Other non-current liabilities	62.0	64.3

Total liabilities	733.8	710.7
Mandatorily redeemable convertible preferred stock, 0.125 shares of series A and 0.125 shares of series B authorized, 0.101 shares of series A and 0.047 shares of series B issued and outstanding at March 31, 2005, and December 31, 2004	92.8	90.5
Stockholders' equity (deficit):
Preferred stock, no par value, 20.0 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.01 par value, 200.0 shares of stock authorized, 55.8 shares issued at March 31, 2005 and 55.0 shares issued at December 31, 2004	0.6	0.5
Additional paid-in capital	336.3	334.5
Accumulated deficit	(386.2)	(363.8)
Accumulated other comprehensive income	4.4	18.4

	(44.9)	(10.4)
Less—Treasury stock, at cost, 1.5 shares at March 31, 2005 and 1.4 shares at December 31, 2004	(15.4)	(14.0)

Total stockholders' equity (deficit)	(60.3)	(24.4)

Total liabilities and stockholders' equity (deficit)	$766.3	$776.8

The accompanying notes are an integral part of these condensed consolidated financial statements.

Hexcel Corporation and Subsidiaries
Condensed Consolidated Statement of Operations

	Unaudited
	Quarter Ended March 31,
(In millions, except per share data)
	2005	2004
Net sales	$290.6	$262.8
Cost of sales	224.8	208.2

Gross margin	65.8	54.6
Selling, general and administrative expenses	26.6	25.5
Research and technology expenses	5.7	4.9
Business consolidation and restructuring expenses	0.4	0.5
Other expense	0.2	—

Operating income	32.9	23.7
Interest expense	11.9	12.4
Non-operating expense, net	40.3	0.1

Income (loss) before income taxes	(19.3)	11.2
Provision for income taxes	3.6	3.4

Income (loss) before equity in earnings (losses)	(22.9)	7.8
Equity in earnings of affiliated companies	0.5	0.3

Net income (loss)	(22.4)	8.1
Deemed preferred dividends and accretion	(2.3)	(3.1)

Net income (loss) available to common shareholders	$(24.7)	$5.0

Net income (loss) per common share:
Basic	$(0.46)	$0.13
Diluted	$(0.46)	$0.09
Weighted average common shares outstanding:
Basic	53.9	38.9
Diluted	53.9	90.9

The accompanying notes are an integral part of these condensed consolidated financial statements.

Hexcel Corporation and Subsidiaries
Condensed Consolidated Statements of Cash Flows

	Unaudited Quarter Ended March 31,
(In millions)
	2005	2004
Cash flows from operating activities
Net income (loss)	$(22.4)	$8.1
Reconciliation to net cash provided by (used for) operating activities:
Depreciation	12.3	13.3
Amortization of debt discount and deferred financing costs	0.8	0.9
Deferred income tax benefit	—	(0.2)
Business consolidation and restructuring expenses	0.4	0.5
Business consolidation and restructuring payments	(0.8)	(1.5)
Equity in earnings of affiliated companies	(0.5)	(0.3)
Working capital changes and other	(16.1)	(18.1)

Net cash provided by (used for) operating activities	(26.3)	2.7

Cash flows from investing activities
Capital expenditures	(7.5)	(4.5)
Investment in affiliated companies	(7.5)	—

Net cash used for investing activities	(15.0)	(4.5)

Cash flows from financing activities
Proceeds from 6.75% senior subordinated notes	225.0	—
Proceeds from (repayments of) senior secured credit facilities, net	252.0	(3.4)
Redemption of 9.75% senior subordinated notes	(285.3)	(10.5)
Redemption of 7.0% convertible subordinated debentures	(19.2)	—
Redemption of 9.875% senior secured notes	(125.0)	—
Proceeds from (repayments of) capital lease obligations and other debt, net	1.4	(1.8)
Issuance costs related to debt offerings	(11.8)	—
Debt retirement costs	(30.0)	—
Activity under stock plans	2.3	(0.4)

Net cash provided by (used for) financing activities	9.4	(16.1)

Effect of exchange rate changes on cash and cash equivalents	0.9	0.2

Net decrease in cash and cash equivalents	(31.0)	(17.7)
Cash and cash equivalents at beginning of period	57.2	41.7

Cash and cash equivalents at end of period	$26.2	$24.0

Supplemental Data:
Cash interest paid	$24.3	$17.2
Cash taxes paid	$2.6	$3.4

The accompanying notes are an integral part of these condensed consolidated financial statements.

HEXCEL CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Note 1—Basis of Accounting

        The accompanying condensed consolidated financial statements have been prepared from the unaudited records of Hexcel Corporation and its subsidiaries ("Hexcel" or "the Company") in accordance with accounting principles generally accepted in the United States of America and, in the opinion of management, include all normal recurring adjustments necessary to present fairly the balance sheet of the Company as of March 31, 2005, the results of operations for the quarters ended March 31, 2005 and 2004, and the cash flows for the quarters ended March 31, 2005 and 2004. The condensed consolidated balance sheet of the Company as of December 31, 2004 was derived from the audited 2004 consolidated balance sheet. Certain information and footnote disclosures normally included in financial statements have been omitted pursuant to rules and regulations of the Securities and Exchange Commission. Certain prior period amounts in the condensed consolidated financial statements and accompanying notes have been reclassified to conform to the 2005 presentation. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's 2004 Annual Report on Form 10-K.

Note 2—Refinancing of Long-Term Debt

        During the first quarter of 2005, the Company took a series of actions to refinance substantially all of its long-term debt. The purpose of the refinancing was to reduce interest expense, establish pre-payable senior debt and extend the maturities of the Company's long-term debt. The refinancing actions taken were as follows:

  •
  On January 27, 2005, the Company entered into an agreement to issue $225.0 million principal amount of 6.75% senior subordinated notes due 2015.

  •
  On January 31, 2005, the Company initiated a tender offer and consent solicitation with respect to its 9.875% senior secured notes due 2008. The completion was subject to various conditions, including the closing of a new senior secured credit facility.

  •
  On February 1, 2005, the Company closed the issuance of $225.0 million principal amount of 6.75% senior subordinated notes due 2015. The notes were offered pursuant to Rule 144A under the Securities Act of 1933 with registration rights. The Company remitted $194.9 million of the net proceeds from the offering to the trustee for Hexcel's 9.75% senior subordinated notes due 2009 for the purpose of redeeming $185.3 million principal amount of such notes (including the related accrued interest and call premium).

  •
  On March 1, 2005, the Company entered into a new $350.0 million senior secured credit facility (the "New Facility"), consisting of a $225.0 million term loan and a $125.0 million revolving loan. The term loan under the New Facility is scheduled to mature on March 1, 2012 and the revolving loan under the New Facility is scheduled to expire on March 1, 2010. The spread over LIBOR payable on advances under the New Facility is based on leverage. Initially the interest rates on the term loan and revolving loan are LIBOR + 175bps and LIBOR + 200bps, respectively. The New Facility is secured by a pledge of assets that includes, among other things, the receivables, inventory, property, plant and equipment and intellectual property of Hexcel Corporation and its material U.S. subsidiaries, and 65% of the share capital of Hexcel's Danish subsidiary and first-tier U.K. subsidiary. Proceeds from a portion of the term loan under the New Facility were used to repurchase the outstanding $125.0 million principal amount of Hexcel's 9.875% senior secured notes due 2008. The total consideration paid for each $1,000 principal amount of notes tendered and accepted for payment in accordance with the terms of the Offer to Purchase and Consent Solicitation Statement dated January 31, 2005 was $1,112.60 plus accrued and unpaid interest. In addition, the New Facility replaced the Company's existing $115.0 million five-year secured revolving credit facility. The terminated credit facility was scheduled to expire on March 31, 2008.

  •
  Also on March 1, 2005, the Company announced that it had called for redemption the remaining $100.0 million principal amount of its 9.75% senior subordinated notes due 2009, and the remaining $19.2 million principal amount of its 7% convertible subordinated debentures due 2011. The redemption price for the 9.75% senior subordinated notes was 103.9% or $103.9 million plus accrued interest. The redemption price for the 7% Convertible Subordinated Debentures was 100% plus accrued interest. The redemption date for each was March 31, 2005. The redemptions were financed utilizing cash on hand together with advances under the term loan and revolving loan of its New Facility.

        In connection with the refinancing, the Company recorded a loss on early retirement of debt of $40.3 million during the first quarter of 2005, consisting of tender offer and call premiums of $25.2 million, the write-off of unamortized deferred financing costs and original issuance discounts of $10.3 million, transaction costs of $1.2 million in connection with the repurchasing, and a loss of $3.6 million related to the cancellation of interest rate swap agreements. The loss on early retirement of debt has been reported in the line item "non-operating expense" in the condensed consolidated statements of operations.

        Cash costs of $41.8 million were incurred in completing the refinancing and included (i) the payment of $25.2 million of premiums to tender for the 9.875% senior secured notes due 2008 and to call the 9.75% senior subordinated notes due 2009, (ii) the payment of $13.0 million of transaction costs in connection with the issuance of the new debt (excluding approximately $0.4 million of costs to be incurred in the second quarter of 2005 under the registration rights agreement related to the 6.75% senior subordinated notes due 2015), and the redemption of existing debt, and (iii) the fair value payment of $3.6 million to cancel the Company's interest rate swap agreements related to $100.0 million principal amount of its 9.75% senior subordinated notes due 2009.

        In addition, an aggregate amount of $9.9 million of accrued interest was paid as the debt securities were redeemed during the quarter. Interest expense in the first quarter of 2005 increased by $1.0 million, net of interest income, due to the lag between the issuance on February 1 of the 6.75% senior subordinated notes due 2015 and the partial redemption of the 9.75% senior subordinated notes due 2009 on March 3, 2005.

        For further information on the refinancing, see Notes 6, 8 and 11.

Note 3—Stock-Based Compensation

        The Company accounts for stock-based compensation under the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Accordingly, compensation expense is not recognized when options are granted at the fair market value on the date of grant. However, the Company does recognize compensation expense for the granting of restricted stock and similar stock-based awards over the defined vesting periods. As of March 31, 2005, the Company had several on-going stock-based compensation plans that provide for different types of equity awards, including stock options and various forms of restricted stock unit awards.

        The Company has elected to continue following APB 25 to account for its stock-based compensation plans. The effects on net income (loss) and net income (loss) per common share as if the Company had applied the fair value method of accounting for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123") are as follows:

	Quarter Ended March 31,
(In millions, except per share data)
	2005	2004
Net income (loss):
Net income (loss) available to common shareholders, as reported	$(24.7)	$5.0
Add: Stock-based compensation expense included in reported net income (loss)	0.5	0.4
Deduct: Stock-based compensation expense determined under fair value based method for all awards	(1.4)	(1.2)

Pro forma net income (loss)	$(25.6)	$4.2
Net income (loss) per common share:
Basic net income (loss) per common share:
As reported	$(0.46)	$0.13
Pro forma	$(0.48)	$0.11
Diluted net income (loss) per common share:
As reported	$(0.46)	$0.09
Pro forma	$(0.48)	$0.08

        No tax benefit was recognized on stock-based compensation expense as the Company establishes a non-cash valuation allowance attributable to currently generated U.S. net operating losses (for further information see Note 12). Stock-based compensation expense was not material to European operations.

        The weighted average fair value of stock options granted during the quarters ended March 31, 2005 and 2004 was $7.88 and $4.18, respectively, and estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Quarter Ended March 31,
	2005	2004
Expected life (in years)	5.5	4.0
Interest rate	3.74%	4.29%
Volatility	56.33%	71.68%
Dividend yield	—	—

Note 4—Inventories

(In millions)	March 31, 2005	December 31, 2004
Raw materials	$64.0	$51.7
Work in progress	36.7	36.6
Finished goods	59.4	55.9

Total inventories	$160.1	$144.2

Note 5—Business Consolidation and Restructuring Programs

        The aggregate business consolidation and restructuring liabilities as of March 31, 2005 and December 31, 2004, and activity for the quarter ended March 31, 2005, consisted of the following:

(In millions)	Employee Severance	Facility & Equipment	Total
Balance as of December 31, 2004	$3.3	$1.0	$4.3
Current period expenses	0.2	0.2	0.4
Cash expenditures	(0.6)	(0.2)	(0.8)
Currency translation adjustments	(0.1)	—	(0.1)

Balance as of March 31, 2005	$2.8	$1.0	$3.8

Livermore Program

        In the first quarter of 2004, the Company announced its intent to consolidate the activities of its Livermore, California facility into its other facilities, principally the Salt Lake City, Utah plant. For the quarter ended March 31, 2005, the Company recognized $0.2 million of expense for employee severance based on the remaining employee service periods. Costs associated with the facility's closure, along with costs for relocation and re-qualification of equipment, are expected to occur over several years.

        Business consolidation and restructuring liabilities as of March 31, 2005 and December 31, 2004, and activity for the Livermore program for the quarter ended March 31, 2005, consisted of the following:

(In millions)	Employee Severance	Facility & Equipment	Total
Balance as of December 31, 2004	$0.8	$—	$0.8
Business consolidation and restructuring expenses	0.2	—	0.2

Balance as of March 31, 2005	$1.0	$—	$1.0

November 2001 Program

        In November 2001, the Company announced a program to restructure its business operations as a result of its revised business outlook as a result of reductions in commercial aircraft production rates and due to depressed business conditions in the electronics market. For the quarter ended March 31, 2005, the Company recognized business consolidation and restructuring expenses of $0.2 million related to this program for equipment relocation and re-qualification costs that are expensed as incurred.

        Business consolidation and restructuring liabilities as of March 31, 2005 and December 31, 2004, and activity for the November 2001 program for the quarter ended March 31, 2005, consisted of the following:

(In millions)	Employee Severance	Facility & Equipment	Total
Balance as of December 31, 2004	$2.5	$1.0	$3.5
Current period expenses	—	0.2	0.2
Cash expenditures	(0.6)	(0.2)	(0.8)
Currency translation adjustments	(0.1)	—	(0.1)

Balance as of March 31, 2005	$1.8	$1.0	$2.8

Note 6—Notes Payable and Capital Lease Obligations

(In millions)	March 31, 2005	December 31, 2004
Senior secured credit facility—revolver due 2010	$27.0	$—
Senior secured credit facility—term B loan due 2012	225.0	—
European credit and overdraft facilities	2.1	0.7
6.75% senior subordinated notes due 2015	225.0	—
9.875% senior secured notes due 2008, net of unamortized discount of $0.9 as of December 31, 2004	—	124.1
9.75% senior subordinated notes due 2009, net of unamortized discount of $0.6 as of December 31, 2004 (a)	—	283.3
7.0% convertible subordinated debentures due 2011	—	19.2

Total notes payable	479.1	427.3
Capital lease obligations	3.9	4.1

Total notes payable and capital lease obligations	$483.0	$431.4

Notes payable and current maturities of long-term liabilities	$4.6	$1.0
Long-term notes payable and capital lease obligations, less current maturities	478.4	430.4

Total notes payable and capital lease obligations	$483.0	$431.4

  (a)
  Includes a decrease of $1.4 million at December 31, 2004 for derivative contracts. During the fourth quarter of 2003, the Company entered into interest rate swap agreements for an aggregate notional amount of $100.0 million, effectively converting the fixed interest rate of 9.75% into variable interest rates. In connection with the first quarter 2005 refinancing, the interest rate swap agreements were cancelled. The Company had no interest rate swap agreements outstanding as of March 31, 2005. For further information, see Notes 2, 8 and 11.

        During the first quarter of 2005, the Company refinanced substantially all of its long-term debt. In connection with the refinancing, the Company entered into a new $350.0 million senior secured credit facility (the "New Facility"), consisting of a $225.0 million term loan and a $125.0 million revolving loan. Borrowings as of March 31, 2005 under the New Facility were $252.0 million, consisting of $225.0 million of term loans and $27.0 million of revolver loans. In addition, the Company issued $225.0 million principal amount of 6.75% senior subordinated notes due 2015. The New Facility replaced the Company's existing $115.0 million five-year secured revolving credit facility. The terminated credit facility was scheduled to expire on March 31, 2008. The term loan under the New Facility is scheduled to mature on March 1, 2012 and the revolving loan under the New Facility is scheduled to expire on March 1, 2010. For further information, see Notes 2, 8 and 11.

Senior Secured Credit Facility

        On March 1, 2005, the Company entered into the New Facility. The revolving loan portion of the New Facility is scheduled to expire on March 1, 2010. Under the term loan portion of the New Facility, the Company is required to make quarterly principal payments of $0.6 million on March 1, June 1, September 1 and December 1 of each year commencing June 1, 2005 and continuing through and including March 1, 2011. Commencing on June 1, 2011, and thereafter on September 1, 2011, December 1, 2011, and March 1, 2012, the Company's quarterly scheduled principal payment under the term loan portion of the New Facility increases to $52.9 million. The term loan portion of the New Facility is scheduled to expire on March 1, 2012.

        Term loan borrowings under the New Facility bear interest at a floating rate based on the agent's defined "prime rate" plus a margin that can vary from 0.50% to 0.75% or LIBOR plus a margin that can vary from 1.50% to 1.75%, while revolving loan borrowings under the New Facility bear interest at a floating rate based on either the agent's defined "prime rate" plus a margin that can vary from 0.25% to 1.00%, or LIBOR plus a margin that can vary from 1.25% to 2.00%. The margin in effect for a borrowing at any given time depends on the Company's consolidated leverage ratio. The weighted average interest rate for the actual borrowings on the New Facility was 5.8% for the period March 1, 2005 through March 31, 2005. In accordance with the terms of the credit agreement, initial borrowings under the New Facility were required to be made under the "prime rate" option, which resulted in interest borrowings at rates greater than those which would have been incurred using the LIBOR option. Borrowings made and outstanding under the LIBOR option at, or around, March 31, 2005 were made at interest rates ranging from 4.625% to 4.875%.

        The New Facility was entered into by and among Hexcel Corporation and certain lenders. In connection with the New Facility, two of the Company's U.S. subsidiaries, Clark-Schwebel Holding Corp. and Hexcel Reinforcements Corp. (the "Guarantors"), entered into a Subsidiary Guaranty under which they guaranteed the obligations of Hexcel Corporation under the New Facility. In addition, Hexcel Corporation and the Guarantors entered into a Security Agreement in which Hexcel Corporation and the Guarantors pledged certain assets as security for the New Facility. The assets pledged include, among other things, the receivables, inventory, property, plant and equipment and intellectual property of Hexcel Corporation and the Guarantors, and 65% of the share capital of Hexcel's Danish subsidiary and first-tier U.K. subsidiary.

        The Company is required to maintain a minimum interest coverage ratio (based on the ratio of EBITDA, as defined in the credit agreement, to interest expense) and may not exceed a maximum leverage ratio (based on the ratio of total debt to EBITDA) throughout the term of the New Facility. The New Facility also contains limitations on, among other things, incurring debt, granting liens, making investments, making restricted payments (including dividends), making capital expenditures, entering into transactions with affiliates and prepaying subordinated debt. In addition, the New Facility contains other terms and conditions such as customary representations and warranties, additional covenants and customary events of default.

        The New Facility permits the Company to issue letters of credit up to an aggregate amount of $40.0 million. Any outstanding letters of credit reduce the amount available for borrowing under the revolving loan. As of March 31, 2005, the Company had aggregate borrowings of $252.0 million outstanding under the New Facility consisting of $225.0 million of term loans and $27.0 million of revolving loans, and had issued letters of credit totaling $8.9 million. In addition, the Company had commercial letters of credit of $2.5 million outstanding at March 31, 2005 that were separate from this facility.

6.75% Senior Subordinated Notes, due 2015

        On February 1, 2005, the Company issued 6.75% senior subordinated notes due 2015 through a private placement under Rule 144A. At the time of the issuance, pursuant to a registration rights agreement, Hexcel agreed to offer to all noteholders the opportunity to exchange their senior subordinated notes for new notes that are substantially identical to the senior subordinated notes except that the new notes would be registered with the Securities and Exchange Commission ("SEC") and would not have any restrictions on transfer. The Company filed a Registration Statement on Form S-4 registering the senior secured notes on April 21, 2005. On May 9, 2005, the Company commenced this offer.

        The senior subordinated notes are unsecured senior subordinated obligations of Hexcel Corporation. Interest accrues at the rate of 6.75% per annum and is payable semi-annually in arrears on February 1 and August 1, beginning on August 1, 2005. The senior subordinated notes mature on February 1, 2015. The Company may not redeem the senior subordinated notes prior to February 1, 2010, except that the Company may use the net proceeds from one or more equity offerings at any time prior to February 1, 2008 to redeem up to 35% of the aggregate principal amount of the notes at 106.75% of the principal amount, plus accrued and unpaid interest. The Company will have the option to redeem all or a portion of the senior subordinated notes at any time during the one-year period beginning February 1, 2010 at 103.375% of principal plus accrued and unpaid interest. This percentage decreases to 102.25% for the one-year period beginning February 1, 2011, to 101.125% for the one-year period beginning February 1, 2012 and to 100.0% any time on or after February 1, 2013. In the event of a "change of control" (as defined in the indenture), Hexcel is generally required to make an offer to all noteholders to purchase all outstanding senior subordinated notes at 101% of the principal amount plus accrued and unpaid interest.

        The indenture contains various customary covenants including, but not limited to, restrictions on incurring debt, making restricted payments (including dividends), the use of proceeds from certain asset dispositions, entering into transactions with affiliates, and merging or selling all or substantially all of the Company's assets. The indenture also contains many other customary terms and conditions, including customary events of default, some of which are subject to grace and notice periods.

        An affiliate of the Goldman Sachs Investors, a related party, performed underwriting services in connection with the Company's private placement offering of the senior subordinated notes, and received $2.4 million for such services. Refer to the Company's 2004 Annual Report on Form 10-K for further information regarding related parties.

European Credit and Overdraft Facilities

        Certain of Hexcel's European subsidiaries have access to limited credit and overdraft facilities provided by various local banks. These credit and overdraft facilities are primarily uncommitted facilities that are terminable at the discretion of the lenders.

French Factoring Facility

        The Company has an existing accounts receivable factoring facility with a third party to provide an additional 20.0 million Euros in borrowing capacity at its French operating subsidiaries. As of March 31, 2005, the Company did not have any accounts receivable factored under this facility.

Note 7—Retirement and Other Postretirement Benefit Plans

        Hexcel maintains qualified and nonqualified defined benefit retirement plans covering certain current and former U.S. and European employees and directors, retirement savings plans covering eligible U.S. employees and certain postretirement health care and life insurance benefit plans covering eligible U.S. retirees. The Company also participates in a union sponsored multi-employer pension plan covering certain U.S. employees with union affiliations. Refer to the Company's 2004 Annual Report on Form 10-K for further information regarding these plans.

Defined Benefit Retirement Plans

Net Periodic Benefit Costs

        Net periodic benefit costs of Hexcel's defined benefit retirement plans for the quarters ended March 31, 2005 and 2004 were as follows:

	U.S. Plans Quarter Ended March 31,		European Plans Quarter Ended March 31,
(in millions) Defined Benefit Retirement Plans
	2005	2004	2005	2004
Service cost	$0.3	$0.2	$0.8	$0.6
Interest cost	0.5	0.4	1.3	1.2
Expected return on plan assets	(0.3)	(0.3)	(1.3)	(1.1)
Net amortization and deferral	0.3	0.3	0.3	0.4

Sub-total	0.8	0.6	1.1	1.1
Curtailment and settlement (gain) loss	0.2	0.2	—	(0.1)

Net periodic benefit cost	$1.0	$0.8	$1.1	$1.0

Contributions

        The Company contributed $0.6 million and $0.5 million to its U.S. qualified and nonqualified defined benefit retirement plans during the first quarters of 2005 and 2004, respectively. Although no minimum funding contributions are required, the Company intends to contribute approximately

$1.5 million during 2005 to its U.S. qualified pension plan to fund expected lump sum payments. The Company generally funds its U.S. nonqualified defined benefit retirement plans when benefit payments are incurred. Under the provisions of these nonqualified plans, the Company expects to contribute approximately $0.3 million in 2005 to cover unfunded benefits. The Company contributed $2.0 million to its U.S. defined benefits retirement plans during its 2004 fiscal year.

        In addition, the Company contributed $0.6 million to its European defined benefit retirement plans in both the first quarters of 2005 and 2004. Meeting governing requirements, the Company plans to contribute approximately $2.1 million during 2005 to its European plans. The Company contributed $2.3 million to its European plans during its 2004 fiscal year.

Postretirement Health Care and Life Insurance Benefit Plans

Net Periodic Postretirement Benefit Costs

        Net periodic postretirement benefit costs of Hexcel's postretirement health care and life insurance benefit plans for the quarters ended March 31, 2005 and 2004 were as follows:

	U.S. Plans Quarter Ended March 31,
(in millions) Postretirement Plans
	2005	2004
Service cost	$—	$0.1
Interest cost	0.2	0.2
Net amortization and deferral	—	—

Net periodic postretirement benefit cost	$0.2	$0.3

Contributions

        In connection with its postretirement plans, the Company contributed $0.3 million and $0.5 million for the first quarter of 2005 and 2004, respectively. The Company periodically funds its postretirement plans to pay covered expenses as they are incurred. Under the provisions of these postretirement plans, the Company expects to contribute approximately $1.9 million in 2005 to cover unfunded benefits. The Company contributed $1.7 million to its postretirement plans during its 2004 fiscal year.

Medicare Prescription Drug, Improvement and Modernization Act of 2003

        The Company has reviewed the impact of the FASB Staff Position No. FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" on its postretirement plans and has concluded that the enactment of the Act was not a significant event for its plans. The effects of the Act were incorporated in the valuation at December 31, 2004, and the effects of the subsidy were not material.

Note 8—Non-Operating Income (Expense), Net

	Quarter Ended March 31,
(In millions)
	2005	2004
Gain relating to the de-mutualization of an insurance company	$—	$0.6
Loss on early retirement of debt	(40.3)	(0.7)

Non-operating expense, net	$(40.3)	$(0.1)

        During the first quarter of 2005, the Company refinanced substantially all of its debt. In connection with the refinancing, the Company recorded a loss on early retirement of debt of $40.3 million during the first quarter of 2005, consisting of tender offer and call premiums of $25.2 million, the write-off of unamortized deferred financing costs and original issuance discounts of $10.3 million, transaction costs of $1.2 million in connection with the refinancing, and a loss of $3.6 million related to the cancellation of interest rate swap agreements. For further information, see Notes 2, 6 and 11.

        During the first quarter of 2004, the Company became aware of an existing asset custodial account created upon the de-mutualization of an insurance company in December 2001. Assets distributed to the custodial account resulted from the existence of certain group life insurance, disability and dental plans insured by the de-mutualized company. The assets held in the account will be used to defray a portion of future funding requirements associated with these plans. In connection therewith, the Company recognized a gain of $0.6 million in the first quarter of 2004.

        In addition, during the first quarter of 2004, the Company repurchased $10.0 million principal amount of its 9.75% senior subordinated notes due 2009, recognizing a $0.7 million loss on the early retirement of debt. The loss resulted from the premium paid, as well as the write-off of related unamortized deferred financing costs and original issuance discount.

Note 9—Net Income (Loss) Per Common Share

	Quarter Ended March 31,
(In millions, except per share data)
	2005	2004
Basic net income (loss) per common share:
Net income (loss)	$(22.4)	$8.1
Deemed preferred dividends and accretion	(2.3)	(3.1)

Net income (loss) available to common shareholders	$(24.7)	$5.0

Weighted average common shares outstanding	53.9	38.9
Basic net income (loss) per common share	$(0.46)	$0.13
Diluted net income (loss) per common share:
Net income (loss)	$(22.4)	$8.1
Deemed preferred dividends and accretion	(2.3)	(3.1)

Net income (loss) available to common shareholders	$(24.7)	$5.0
Plus: Deemed preferred dividends and accretion	—	3.1

Net income (loss) available to common shareholders plus assumed conversions	$(24.7)	$8.1
Weighted average common shares outstanding—Basic	53.9	38.9
Plus incremental shares from assumed conversions:
Restricted stock units	—	0.4
Stock options	—	1.8
Mandatorily redeemable convertible preferred stock	—	49.8

Weighted average common shares outstanding—Dilutive	53.9	90.9

Diluted net income (loss) per common share	$(0.46)	$0.09

        The assumed conversion of the mandatorily redeemable convertible preferred stock (convertible into 36.8 million shares of common stock), was excluded from the computation of diluted net loss per share for the first quarter of 2005, as it was anti-dilutive. The assumed conversion of the Company's convertible subordinated debentures due 2011 (exchangeable for 0.7 million common shares) was excluded from the computation of diluted net income per common share for the quarter ended March 31, 2004, as it was anti-dilutive.

        Shares underlying stock options and restricted stock units of approximately 8.2 million were excluded from the computation of diluted net loss per share for the first quarter of 2005, as they were anti-dilutive. Shares underlying stock options and restricted stock units of approximately 2.2 million were included in the computation of diluted net income per share for the first quarter of 2004. The assumed conversions of a remaining 7.3 million shares underlying stock options and restricted stock units were excluded from the computation of diluted net income per share for the first quarter of 2004, as they were anti-dilutive.

Note 10—Comprehensive Income (Loss)

        Comprehensive income (loss) represents net income (loss) and other gains and losses affecting shareholders' equity (deficit) that are not reflected in the condensed consolidated statements of operations. The components of comprehensive income (loss) for the quarters ended March 31, 2005 and 2004 were as follows:

	Quarter Ended March 31,
(In millions)
	2005	2004
Net income (loss) available to common shareholders	$(24.7)	$5.0
Currency translation adjustments	(13.0)	(4.4)
Unrealized gains on assets obtained from de-mutualization of insurance company	—	0.4
Net unrealized losses on financial instruments	(1.0)	(2.3)

Comprehensive loss	$(38.7)	$(1.3)

Note 11—Derivative Financial Instruments

Interest Rate Swap Agreements

        In October 2003, the Company entered into interest rate swap agreements for an aggregate notional amount of $100.0 million. The interest rate swap agreements effectively converted the fixed interest rate of 9.75% on $100.0 million of the Company's senior subordinated notes due 2009 into variable interest rates. The variable interest rates payable by the Company in connection with the swap agreements ranged from LIBOR + 6.12% to LIBOR + 6.16%, and was reset semiannually on January 15 and July 15 of each year the swap agreements were in effect. The interest rate swap agreements were designated as fair value hedges, and were deemed to be highly effective using the "short-cut" method under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("FAS 133"). In connection with the Company's debt refinancing in the first quarter of 2005, the designated hedged bonds were called for redemption and the interest rate swap agreements were cancelled resulting in a $3.6 million loss recorded as part of the loss on early retirement of debt (for further information, see Notes 2, 6 and 8). Prior to the cancellation of the interest rate swap agreements, during the first quarter of 2005, a gain of $0.2 million was recognized in interest expense, representing the effective element of the changes in fair values of the interest rate swaps.

Cross-Currency Interest Rate Swap Agreement

        The Company entered into a five year cross-currency and interest rate swap agreement in 2003, which effectively exchanges a loan of 12.5 million Euros at a fixed rate of 7% for a loan with a notional amount of $13.5 million at a fixed rate of 6.02% over the term of the agreement expiring December 1, 2007. The Company entered into this agreement to effectively hedge interest and principal payments relating to an intercompany loan denominated in Euros. The fair value and carrying amount of this swap agreement as of March 31, 2005 was a liability of $3.0 million. During the first quarters of 2005 and 2004, hedge ineffectiveness was immaterial, and the change in fair value recognized in "comprehensive loss" was a net reduction of $0.2 million and $0.1 million, respectively. Over the next twelve months, no material unrealized losses recorded in "accumulated other comprehensive loss" relating to this agreement are expected to be reclassified into earnings.

Foreign Currency Forward Exchange Contracts

        A number of the Company's European subsidiaries are exposed to the impact of exchange rate volatility between the U.S. dollar and the subsidiaries' functional currencies, being either the Euro or the British Pound Sterling. To minimize this exposure, Hexcel has entered into a number of foreign currency forward exchange contracts to exchange U.S. dollars for Euros at fixed rates on specified dates through December 2006. The aggregate notional amount of these contracts was $41.4 million and $18.2 million at March 31, 2005 and December 31, 2004, respectively. The purpose of these contracts is to hedge a portion of the forecasted transactions of European subsidiaries under long-term sales contracts with certain customers. These contracts are expected to provide the Company with a more balanced matching of future cash receipts and expenditures by currency, thereby reducing the Company's exposure to fluctuations in currency exchange rates. For the quarters ended March 31, 2005 and 2004, hedge ineffectiveness was immaterial. The change in fair value of the foreign currency cash flow hedges recognized in "comprehensive loss" was a net reduction of $0.7 million for the first quarter of 2005 compared to a net reduction of $2.2 million in the first quarter of 2004.

        The activity in "accumulated other comprehensive income (loss)" related to foreign currency forward exchange contracts for the quarters ended March 31, 2005 and 2004 was as follows:

	Quarter Ended March 31,
(In millions)
	2005	2004
Unrealized gains at beginning of period	$1.3	$6.4
Gains reclassified to net sales	(0.4)	(1.9)
Decrease in fair value	(0.3)	(0.3)

Comprehensive income	$0.6	$4.2

        Unrealized gains of $0.6 million recorded in "accumulated other comprehensive loss," net of tax, as of March 31, 2005 are expected to be reclassified into earnings over the next twelve months as the hedged sales are recorded.

Foreign Currency Options

        Consistent with our strategy to create cash flow hedges of foreign currency exposures, the Company purchased foreign currency options to exchange U.S. dollars for British Pound Sterling beginning in the fourth quarter of 2004. The nominal amount of the options was $34.0 million and $10.0 million at March 31, 2005 and December 31, 2004, respectively. During the first quarter of 2005, the change in fair value recognized in "comprehensive loss" was a reduction of $0.1 million.

Note 12—Taxes

        The Company's tax provision for the quarters ended March 31, 2005 and 2004 was primarily for taxes on European income. The tax benefit during the first quarter of 2005 for the loss by U.S. operations resulting from the $40.3 million loss on early retirement of debt was not reflected in the Company's tax provision as the Company continues to adjust its tax provision rate through the establishment, or release, of the non-cash valuation allowance attributable to currently generated U.S. and Belgian net pre-tax income (losses). The Company will continue this practice until such time as the U.S. and Belgian operations, respectively, have evidenced the ability to consistently generate income such that in future years the Company can reasonably expect that the deferred tax assets can be utilized. While the performance of the Company's U.S. operations has improved significantly in recent quarters, the Company needs to evidence sustained performance in its reported results before it can conclude it can reverse some or all of its valuation allowance. Until such time as it reverses the valuation allowance, the Company will continue to report earnings (losses) without a tax provision (benefit) on its U.S. pre-tax income (losses).

        The U.S. and foreign components of income (loss) before income taxes and the provision for income taxes for the quarters ended March 31, 2005 and 2004 are as follows:

	Quarter Ended March 31, 2005
	U.S.	Foreign	Total
Income (loss) before income taxes	$(25.8)	$6.5	$(19.3)
Provision for income taxes	0.2	3.4	3.6

Income (loss) before equity in earnings of affiliated companies	$(26.0)	$3.1	$(22.9)

	Quarter Ended March 31, 2004
	U.S.	Foreign	Total
Income before income taxes	$4.9	$6.3	$11.2
Provision for income taxes	0.2	3.2	3.4

Income before equity in losses of affiliated companies	$4.7	$3.1	$7.8

Net Operating Loss Carryforwards

        As of March 31, 2005, Hexcel had net operating loss carryforwards for U.S. federal and Belgian income tax purposes of approximately $113.3 million and $16.9 million, respectively. On March 19, 2003, the Company completed a refinancing of its capital structure. As a result, the Company had an "ownership change" pursuant to IRC Section 382, which will limit the Company's ability to utilize net operating losses against future U.S. taxable income to $5.3 million per annum. The Company's U.S. net operating losses expire beginning 2019 and through 2022. The Company's Belgian net operating losses can be carried forward without limitation.

Note 13—Investments in Affiliated Companies

        The Company has equity ownership investments in three Asian and one U.S. joint venture. In connection therewith, the Company has considered the accounting and disclosure requirements of Financial Interpretation No. 46R "Consolidation of Variable Interest Entities," and believes that certain of these investments would be considered "variable interest entities." However, the Company also believes that it is not the primary beneficiary of such entities, and therefore, would not be required to consolidate these entities.

        In 1999, Hexcel, Boeing International Holdings, Ltd. ("Boeing") and China Aviation Industry Corporation I ("AVIC") formed a joint venture, BHA Aero Composite Parts Co., Ltd. ("BHA Aero"), to manufacture composite parts for secondary structures and interior applications for commercial aircraft. Hexcel's initial equity ownership interest in this joint venture, which is located in Tianjin, China, was 33.3%. Revenues of BHA Aero for the twelve months ended March 31, 2005 were $14.5 million. In addition, in 1999, Hexcel formed another joint venture, Asian Composites Manufacturing Sdn. Bhd. ("Asian Composites"), with Boeing Worldwide Operations Limited, Sime Link Sdn. Bhd., and Malaysia Helicopter Services Bhd. (now known as Naluri Berhad), to manufacture composite parts for secondary structures for commercial aircraft. Hexcel has a 25% equity ownership interest in this joint venture, which is located in Alor Setar, Malaysia. Revenues of Asian Composites for the twelve months ended March 31, 2005 were $15.0 million. As of March 31, 2005, Hexcel had an equity investment balance of $7.6 million and an aggregate receivable balance of $3.4 million related to these joint ventures.

        Each of the equity owners of BHA Aero, including the Company, had an obligation as of December 31, 2004 to support a third party loan on a proportionate basis to its equity ownership interest. The Company met this obligation through an outstanding letter of credit of $11.1 million. During the first quarter of 2005, BHA Aero and its equity owners (Hexcel, Boeing and AVIC) completed a previously announced re-capitalization of BHA Aero and a refinancing of BHA Aero's third party loans. In connection with the recapitalization, on January 19, 2005, Hexcel and Boeing made their respective cash equity investments of $7.5 million, resulting in an increase in each of their respective ownership interests from 33.33% to 40.48%. On January 26, 2005, the refinancing of BHA Aero's bank debt was completed resulting in a new five year bank term loan agreement supported by a pledge of BHA Aero's fixed assets and guarantees from Boeing and AVIC. As part of the refinancing, Hexcel agreed to reimburse Boeing and AVIC for a proportionate share of the losses they would incur if their guarantees of the new bank loan were to be called, up to a limit of $6.1 million, and on February 15, 2005, Hexcel's standby letter of credit of $11.1 million, which supported BHA Aero's previous bank loan, was terminated. Hexcel's reimbursement agreement with Boeing and AVIC relating to its BHA Aero joint venture meets the definition of a guarantee in accordance with the provisions of FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," ("FIN 45"). Accordingly, the Company recorded a $0.5 million liability, and a corresponding increase in its investment in BHA Aero, during the first quarter of 2005 based upon the estimated fair value of the guarantee. Apart from outstanding accounts receivable balances, Hexcel's investment in these ventures, and Hexcel's agreement to reimburse Boeing and AVIC for a proportionate share of the losses they would incur if their guarantees of the new bank loan were to be called, Hexcel has no other significant exposures to loss with BHA Aero and Asian Composites.

        As part of an acquisition in 1998, the Company obtained a 50% equity ownership interest in TechFab LLC ("TechFab"), a Reinforcements joint venture that manufactures non-woven reinforcement materials for roofing, construction, sail cloth and other specialty applications. Revenues of TechFab for the twelve months ended March 31, 2005 were $30.6 million. At March 31, 2005, Hexcel had an equity investment balance in TechFab of $6.5 million. Hexcel has no other significant exposures to loss with respect to this joint venture.

        Lastly, Hexcel owns a 45.3% equity interest in DIC-Hexcel Limited ("DHL"), a joint venture formed in 1990 with Dainippon Ink and Chemicals, Inc. ("DIC"). This joint venture is located in Komatsu, Japan, and produces and sells prepregs, honeycomb and decorative laminates using technology licensed from Hexcel and DIC. Revenues of DHL for the twelve months ended March 31, 2005 were $11.3 million. Due to DHL's recognition of net losses in prior years, no equity investment balance remains for DHL at March 31, 2005. During the first quarter of 2005, Hexcel entered into a letter of awareness, whereby Hexcel became contingently liable to pay DIC up to $1.8 million with respect to DHL's new debt obligations under certain circumstances. This contingent obligation meets the definition of a guarantee in accordance with the provisions of FIN 45. Accordingly, the Company recorded a liability on its condensed consolidated balance sheet for the estimated fair value of the guarantee. The liability recorded for the DIC guarantee was $0.2 million and the fair value of the commitment of $0.2 million was expensed. Hexcel has no other significant exposures to loss with this joint venture.

Note 14—Product Warranty

        The Company provides for an estimated amount of product warranty at the time revenue is recognized. This estimated amount is provided by product and based on historical warranty experience. In addition, the Company periodically reviews its warranty accrual and records any adjustments as deemed appropriate. Warranty expense for the quarter ended March 31, 2005, and accrued warranty cost, included in "accrued liabilities" in the condensed consolidated balance sheets at March 31, 2005 and December 31, 2004 was as follows:

(In millions)	Product Warranties
Balance as of December 31, 2004	$5.1
Warranty expense	0.3
Deductions and other	(1.1)

Balance as of March 31, 2005	$4.3

Note 15—Segment Information

       The financial results for Hexcel's business segments are prepared using a management approach, which is consistent with the basis and manner in which Hexcel management internally segregates financial information for the purposes of assisting in making internal operating decisions. Hexcel evaluates the performance of its operating segments based on operating income, and generally accounts for intersegment sales based on arm's length prices. Corporate and certain other expenses are not allocated to the operating segments, except to the extent that the expense can be directly attributable to the business segment.

        Financial information for the Company's segments for the quarters ended March 31, 2005 and 2004 is as follows:

(In millions)	Reinforcements	Composites	Structures	Corporate & Other	Total
	Unaudited
First Quarter 2005
Net sales to external customers	$76.9	$195.7	$18.0	$—	$290.6
Intersegment sales	36.4	6.5	—	—	42.9

Total sales	113.3	202.2	18.0	—	333.5
Operating income (loss)	12.1	28.1	1.1	(8.4)	32.9
Depreciation	3.7	8.1	0.5	—	12.3
Business consolidation and restructuring expenses	—	0.4	—	—	0.4
Capital expenditures	0.5	6.9	—	0.1	7.5

First Quarter 2004
Net sales to external customers	$74.1	$171.1	$17.6	$—	$262.8
Intersegment sales	26.4	4.6	—	—	31.0

Total sales	100.5	175.7	17.6	—	293.8
Operating income (loss)	7.6	22.6	0.5	(7.0)	23.7
Depreciation	4.2	8.6	0.5	—	13.3
Business consolidation and restructuring expenses	0.2	0.4	—	(0.1)	0.5
Capital expenditures	1.5	3.0	—	—	4.5

Goodwill

        The carrying amount of goodwill by segment is as follows:

(In millions)	March 31,2005	December 31,2004
Reinforcements	$40.3	$40.4
Composites	20.2	21.8
Structures	16.1	16.1

Goodwill	$76.6	$78.3

Note 16—Commitments and Contingencies

Environmental Proceedings

        The Company is subject to various U.S. and international federal, state and local environmental, and health and safety laws and regulations. The Company is also subject to liabilities arising under the Federal Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA" or "Superfund"), the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, and similar state and international laws and regulations that impose responsibility for the control, remediation and abatement of air, water and soil pollutants and the manufacturing, storage, handling and disposal of hazardous substances and waste.

        As of March 31, 2005 and December 31, 2004, the Company's aggregate environmental related accruals were $4.7 million. As of both March 31, 2005 and December 31, 2004, $1.6 million was included in accrued liabilities, with the remainder included in other non-current liabilities. As related to certain of its environmental matters, the Company's accrual was estimated at the low end of a range of possible outcomes since there was no better point within the range. If the Company had accrued for these matters at the high end of the range of possible outcomes, the Company's accrual would have been $1.6 million higher at both March 31, 2005 and December 31, 2004. These accruals can change significantly from period to period due to such factors as additional information on the nature or extent of contamination, the methods of remediation required, changes in the apportionment of costs among responsible parties and other actions by governmental agencies or private parties, or the impact, if any, of the Company being named in a new matter.

        Environmental remediation costs for the first quarter of 2005 were $0.2 million. In addition, the Company's operating costs for the first quarter of 2005 relating to environmental compliance were approximately $1.6 million. Capital expenditures for environmental matters approximated $0.2 million in the first quarter of 2005.

Guarantees

        During the first quarter of 2005, Hexcel entered into a reimbursement agreement with Boeing and AVIC in connection with the recapitalization of BHA Aero. The reimbursement agreement provides that Hexcel would reimburse Boeing and AVIC for a proportionate share of the losses they would incur if their guarantees of the new bank loan were to be called, up to a limit of $6.1 million. In addition, during the first quarter of 2005, Hexcel entered into a letter of awareness, whereby Hexcel became contingently liable to pay DIC up to $1.8 million with respect to DHL's new debt obligations in the event of default. Both of these contingent obligations meet the definition of a guarantee in accordance with the provisions of FIN 45. Accordingly, the Company recorded a liability on its condensed consolidated balance sheet for the estimated fair value of the guarantees. The liabilities recorded for the BHA Aero and DIC guarantees were $0.5 million and $0.2 million, respectively. For further information, see Note 13.

Management's Responsibility for Consolidated Financial Statements

        Hexcel management has prepared and is responsible for the consolidated financial statements and the related financial data contained in this report. These financial statements, which include estimates, were prepared in accordance with accounting principles generally accepted in the United States of America. Management uses its best judgment to ensure that such statements reflect fairly the consolidated financial position, results of operations and cash flows of the Company.

        The Audit Committee of the Board of Directors reviews and monitors the financial reports and accounting practices of Hexcel. These reports and practices are reviewed regularly by management and by the Company's independent registered public accounting firm, PricewaterhouseCoopers LLP, in connection with the audit of the Company's consolidated financial statements. The Audit Committee, composed solely of outside directors, meets periodically, separately and jointly, with management and the independent registered public accounting firm.

Management's Report on Internal Control Over Financial Reporting

        Hexcel management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

  •
  pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

  •
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

  •
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

        Hexcel management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

        Based on our assessment, management concluded that, as of December 31, 2004, the Company's internal control over financial reporting was effective. Additionally, based on our assessment, we determined that there were no material weaknesses as of December 31, 2004.

        Our management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
    Stockholders of Hexcel Corporation:

        We have completed an integrated audit of Hexcel Corporation's 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

        In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Hexcel Corporation and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

        Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PRICEWATERHOUSECOOPERS LLP
PricewaterhouseCoopers LLP Stamford, Connecticut March 10, 2005

Hexcel Corporation and Subsidiaries
Consolidated Balance Sheets
As of December 31,

(In millions, except per share data)	2004	2003
Assets
Current assets:
Cash and cash equivalents	$57.2	$41.7
Accounts receivable, net	153.5	126.2
Inventories, net	144.2	120.5
Prepaid expenses and other current assets	18.4	16.2

Total current assets	373.3	304.6
Net property, plant and equipment	286.6	293.9
Goodwill	78.3	76.9
Investments in affiliated companies	5.5	7.4
Other assets	33.1	39.9

Total assets	$776.8	$722.7

Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
Notes payable and current maturities of capital lease obligations	$1.0	$2.1
Accounts payable	94.8	64.1
Accrued compensation and benefits	55.6	42.3
Accrued interest	16.0	18.3
Business consolidation and restructuring liabilities	4.3	5.9
Other accrued liabilities	44.3	31.2

Total current liabilities	216.0	163.9
Long-term notes payable and capital lease obligations	430.4	481.3
Long-term retirement obligations	48.9	49.7
Other non-current liabilities	15.4	15.2

Total liabilities	710.7	710.1

Commitments and contingencies (see Note 17)
Mandatorily redeemable convertible preferred stock, 0.125 shares of series A and 0.125 shares of series B authorized, 0.101 shares of series A and 0.047 shares of series B issued and outstanding at December 31, 2004, and 0.125 shares of series A and 0.125 shares of series B issued and outstanding at December 31, 2003	90.5	106.0
Stockholders' equity (deficit):
Preferred stock, no par value, 20.0 shares of stock authorized, no shares issued or outstanding at December 31, 2004 and December 31, 2003	—	—
Common stock, $0.01 par value, 200.0 shares of stock authorized, and 55.0 shares of stock issued at December 31, 2004 and 40.0 shares issued at December 31, 2003	0.5	0.4
Additional paid-in capital	334.5	303.5
Accumulated deficit	(363.8)	(392.6)
Accumulated other comprehensive income	18.4	8.8

	(10.4)	(79.9)
Less: Treasury stock, at cost, 1.4 shares at December 31, 2004 and 1.3 shares at December 31, 2003	(14.0)	(13.5)

Total stockholders' equity (deficit)	(24.4)	(93.4)

Total liabilities and stockholders' equity (deficit)	$776.8	$722.7

The accompanying notes are an integral part of these consolidated financial statements.

Hexcel Corporation and Subsidiaries
Consolidated Statements of Operations
For the Years Ended December 31,

(In millions, except per share data)	2004	2003	2002
Net sales	$1,074.5	$896.9	$850.8
Cost of sales	845.4	722.4	689.5

Gross margin	229.1	174.5	161.3
Selling, general and administrative expenses	113.1	95.0	85.9
Research and technology expenses	21.3	17.7	14.7
Business consolidation and restructuring expenses	2.9	4.0	0.5
Other (income) expense, net	3.0	(2.2)	—

Operating income	88.8	60.0	60.2
Interest expense	47.7	53.6	62.8
Non-operating (income) expense, net	2.2	2.6	(10.3)

Income before income taxes	38.9	3.8	7.7
Provision for income taxes	11.2	13.5	11.3

Income (loss) before equity in earnings (losses)	27.7	(9.7)	(3.6)
Equity in earnings (losses) of and write-downs of an investment in affiliated companies	1.1	(1.4)	(10.0)

Net income (loss)	28.8	(11.1)	(13.6)
Deemed preferred dividends and accretion	(25.4)	(9.6)	—

Net income (loss) available to common shareholders	$3.4	$(20.7)	$(13.6)

Net income (loss) per common share:
Basic	$0.09	$(0.54)	$(0.35)
Diluted	$0.08	$(0.54)	$(0.35)
Weighted average common shares outstanding:
Basic	39.3	38.6	38.4
Diluted	42.1	38.6	38.4

The accompanying notes are an integral part of these consolidated financial statements.

Hexcel Corporation and Subsidiaries
Consolidated Statements of Stockholders' Equity (Deficit) and Comprehensive Income (Loss)
For the Years Ended December 31, 2004, 2003, 2002 and 2001

	Common Stock
			Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)		Total Stockholders' Equity (Deficit)
(In millions)	Par	Additional Paid-in Capital			Treasury Shares		Comprehensive Income (Loss)
Balance, December 31, 2001	$0.4	$287.7	$(367.9)	$(39.7)	$(13.1)	$(132.6)
Net loss			(13.6)			(13.6)	$(13.6)
Currency translation adjustment				19.2		19.2	19.2
Net unrealized gain on financial instruments				9.3		9.3	9.3
Minimum pension obligation				(10.0)		(10.0)	(10.0)

Comprehensive loss							$4.9

Activity under stock plans and other		0.5			(0.2)	0.3

Balance, December 31, 2002	$0.4	$288.2	$(381.5)	$(21.2)	$(13.3)	$(127.4)
Net loss			(11.1)			(11.1)	$(11.1)
Currency translation adjustment				28.0		28.0	28.0
Net unrealized gain on financial instruments				2.5		2.5	2.5
Minimum pension obligation				(0.5)		(0.5)	(0.5)

Comprehensive income							$18.9

Beneficial conversion feature on convertible preferred stock		23.4				23.4
Deemed preferred dividends and accretion		(9.6)				(9.6)
Activity under stock plans and other		1.5			(0.2)	1.3

Balance, December 31, 2003	$0.4	$303.5	$(392.6)	$8.8	$(13.5)	$(93.4)
Net income			28.8			28.8	$28.8
Currency translation adjustment				13.0		13.0	13.0
Net unrealized gain on financial instruments				(5.6)		(5.6)	(5.6)
Minimum pension obligation				2.2		2.2	2.2

Comprehensive income							$38.4

Deemed preferred dividends and accretion		(25.4)				(25.4)
Conversion of mandatorily redeemable convertible preferred stock	0.1	40.8				40.9
Activity under stock plans and other		15.6			(0.5)	15.1

Balance, December 31, 2004	$0.5	$334.5	$(363.8)	$18.4	$(14.0)	$(24.4)

The accompanying notes are an integral part of these consolidated financial statements.

Hexcel Corporation and Subsidiaries
Consolidated Statements of Cash Flows
For the Years Ended December 31,

(In millions)	2004	2003	2002
Cash flows from operating activities
Net income (loss)	$28.8	$(11.1)	$(13.6)
Reconciliation to net cash provided by operations:
Depreciation	52.0	52.2	47.2
Amortization of debt discount and deferred financing costs	3.3	3.5	4.0
Deferred income taxes (benefit)	(1.1)	4.8	1.7
Business consolidation and restructuring expenses	2.9	4.0	0.5
Business consolidation and restructuring payments	(4.7)	(9.1)	(24.3)
Equity in (earnings) losses of and write-downs of an investment in affiliated companies	(1.1)	1.4	10.0
Changes in assets and liabilities:
(Increase) decrease in accounts receivable	(19.3)	5.9	35.6
(Increase) decrease in inventories	(17.5)	2.7	25.8
(Increase) decrease in prepaid expenses and other current assets	(7.4)	0.9	(1.7)
Increase (decrease) in accounts payable and accrued liabilities	45.9	(7.9)	(15.7)
Changes in other non-current assets and long-term liabilities	4.1	(0.4)	(3.6)

Net cash provided by operating activities	85.9	46.9	65.9

Cash flows from investing activities
Capital expenditures	(38.1)	(21.6)	(14.9)
Proceeds from sale of an ownership in an affiliated company	—	23.0	10.0
Proceeds from sale of assets	6.5	5.7	1.5
Dividends from affiliated companies	3.0	2.0	1.6
Other	—	—	(0.5)

Net cash provided by (used for) investing activities	(28.6)	9.1	(2.3)

Cash flows from financing activities
Proceeds from (repayments of) senior secured credit facility, net	(4.1)	4.0	—
Repayments of capital lease obligations and other debt, net	(1.6)	(39.2)	(9.9)
Proceeds from issuance of 9.875% senior secured notes, net of discount	—	123.7	—
Repayments of senior credit facility, net	—	(179.7)	(57.4)
Redemption of 7% convertible subordinated notes	(1.7)	(46.9)	—
Redemption of 9.75% senior subordinated notes	(47.0)	—	—
Proceeds from issuance of mandatorily redeemable convertible preferred stock	—	125.0	—
Issuance costs related to debt and equity offerings	—	(14.1)	—
Activity under stock plans and other	12.8	0.3	—

Net cash used for financing activities	(41.6)	(26.9)	(67.3)

Effect of exchange rate changes on cash and cash equivalents	(0.2)	4.4	0.3

Net increase (decrease) in cash and cash equivalents	15.5	33.5	(3.4)
Cash and cash equivalents at beginning of year	41.7	8.2	11.6

Cash and cash equivalents at end of year	$57.2	$41.7	$8.2

The accompanying notes are an integral part of these consolidated financial statements.

HEXCEL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Significant Accounting Policies

Basis of Consolidation and Nature of Operations

        The consolidated financial statements include the accounts of Hexcel Corporation and its subsidiaries ("Hexcel" or "the Company"), after elimination of intercompany transactions and accounts. Investments in affiliated companies in which the Company's interests are generally between 25% and 50%, and where the Company does not control the financial and operating decisions, nor is the primary beneficiary, are accounted for using the equity method of accounting.

        In January 2003, later revised in December 2003, the Financial Accounting Standards Board ("FASB") issued Financial Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 explains how to identify variable interest entities ("VIEs") and how an enterprise assesses its interests in a VIE to decide whether to consolidate that entity. Accordingly, FIN 46 requires existing unconsolidated VIEs to be consolidated by their "primary beneficiaries." The Company has considered its investments in affiliated companies and believes that certain of these affiliated companies would be considered VIEs. However, management believes that the Company is not the primary beneficiary of such entities; and therefore, is not required to consolidate such entities (see Note 7).

        Hexcel is a leading producer of advanced structural materials. The Company develops, manufactures and markets lightweight, high-performance reinforcement products, composite materials and composite structures for use in the commercial aerospace, industrial, space and defense, and electronics markets. The Company's materials are used in a wide variety of end products, such as commercial and military aircraft, space launch vehicles and satellites, printed wiring boards, soft body armor, wind turbine blades, high-speed trains, cars and trucks, window blinds, bicycles, skis, snowboards and other recreational equipment.

        The Company serves international markets through manufacturing facilities and sales offices located in the United States and Europe, and through sales offices located in the Pacific Rim. The Company is also an investor in four joint ventures; one of which manufactures and markets reinforcement products in the United States; one of which manufactures and markets composite materials in Japan; and two of which manufacture composite structures and interiors in Asia.

Use of Estimates

        The preparation of the consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Estimates are used for, but not limited to, allowances for doubtful accounts, inventory allowances, product warranty, depreciation and amortization, business consolidation and restructuring costs, impairment of long-lived assets, employee benefits, tax valuation allowances and reserves, and contingencies. Actual results could differ from those estimates.

Cash and Cash Equivalents

        All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

Inventories

        Inventories are valued at the lower of cost or market, with cost determined using the first-in, first-out and average cost methods. The Company provides allowances for obsolete and unmarketable inventory. As of December 31, 2004 and 2003, inventory allowances were $21.0 million and $20.7 million, respectively.

Property, Plant and Equipment

        Property, plant and equipment are recorded at cost and depreciated over estimated useful lives using accelerated and straight-line methods. The estimated useful lives range from 10 to 40 years for buildings and improvements and from 3 to 20 years for machinery and equipment. Repairs and maintenance are expensed as incurred, while major replacements and betterments are capitalized and depreciated over the remaining useful life of the related asset.

Goodwill and Other Purchased Intangibles

        Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets of an acquired business. In accordance with the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," ("FAS 142"), goodwill is tested for impairment at the reporting unit level at least annually, and whenever events or changes in circumstances indicate that goodwill might be impaired. A reporting unit is the lowest level of an entity that is a business and can be distinguished from other activities, operations, and assets of the entity. If, during the annual impairment review, the book value of the reporting unit exceeds the fair value, the implied fair value of the reporting unit's goodwill is compared with the carrying amount of the unit's goodwill. If the carrying amount exceeds the implied fair value, goodwill is written down to its implied value. The implied fair value of goodwill is determined as the difference between the fair value of a reporting unit, taken as a whole, and the fair value of the assets and liabilities of such reporting unit. The calculation of the fair value is determined based either on discounted cash flows or third party appraised values. In determining fair value a considerable amount of judgment is required in determining discount rates, market premiums, and financial forecasts. During the fourth quarter of 2004, Hexcel updated valuations for all reporting units with goodwill using either third party appraisals, or discounted cash flow analyses, based upon estimated forward-looking information regarding market share, revenues and costs for each reporting unit as well as appropriate discount rates. As a result of these valuations, the Company determined that goodwill was not impaired (see Note 6).

Long-Lived Assets

        Hexcel has significant long-lived assets. Hexcel reviews these assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The assessment of possible impairment is based on the Company's ability to recover the carrying value of the assets from the estimated undiscounted future net cash flows, before interest and taxes, of the related operations. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between estimated fair value and carrying value. The measurement of impairment requires estimates of these cash flows and fair value. The calculation of fair value may be determined based either on discounted cash flows or third party appraised values depending on the nature of the asset. In determining fair value a considerable amount of judgment is required in determining discount rates, market premiums, financial forecasts and asset lives. During 2004, no long-lived assets were impaired.

        Effective January 1, 2003, Hexcel adopted Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations," ("FAS 143"). FAS 143 establishes accounting and reporting standards for the recognition and measurement of legal obligations associated with the retirement of tangible long-lived assets. It requires the recording of a liability when an entity is required to settle an obligation upon the retirement of a tangible long-lived asset as a result of an existing or enacted law, statute, ordinance, written or oral, or the promise to a third party. The liability is recorded at its fair value. Upon adoption, Hexcel reviewed the provisions of FAS 143 and found no instances of the existence of asset retirement obligations for the Company.

Investments

        The Company has investments in affiliated companies with equity interests ranging from 25% to 50%. Upon application of FIN 46, the Company believes that certain of these affiliated companies would be considered VIEs. However, Hexcel does not control the financial and operating decisions of these companies, nor does the Company consider itself the primary beneficiary of these entities. As such, the Company accounts for its share of the operating performance of these affiliated companies using the equity method of accounting. Future adverse changes in market conditions or poor operating results of the underlying investments could result in losses and the inability to recover the carrying value of the investments, thereby possibly requiring an impairment charge. The Company reviews its investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable. The Company records an investment impairment charge when the decline in value is considered to be other than temporary. The Company recorded an impairment of $4.0 million in 2002, relating to its investment in Asahi-Schwebel Co. Ltd (see Note 7).

Debt Financing Costs

        Debt financing costs are deferred and amortized to interest expense over the life of the related debt, which ranges from 7 to 10 years. At December 31, 2004 and 2003, deferred debt financing costs were $10.4 million and $14.3 million, net of accumulated amortization of $10.2 million and $6.5 million, respectively, and are included in "other assets" in the consolidated balance sheets.

Stock-Based Compensation

        Stock-based compensation is accounted for under the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Accordingly, compensation expense is not recognized when options are granted at the fair market value on the date of grant. However, the Company does recognize compensation expense for restricted stock and restricted stock units over the defined vesting periods. As of December 31, 2004, the Company had several on-going stock-based compensation plans, pursuant to which there are outstanding stock options and various forms of restricted stock unit awards, as described further in Note 14.

        The Company has elected to continue following APB 25 to account for its stock-based compensation plans. The effects on net income (loss) available to common shareholders and net income (loss) per common share as if the Company had applied the fair value method of accounting for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("FAS 123R") for the years ended December 31, 2004, 2003 and 2002 are as follows:

(in millions, except per share data)	2004	2003	2002
Net income (loss) available to common shareholders:
Net income (loss) available to common shareholders, as reported	$3.4	$(20.7)	$(13.6)
Add: Stock-based compensation expense included in reported net income, net of tax	1.6	0.8	0.8
Deduct: Stock-based compensation expense determined under fair value based method for all awards, net of tax	(4.5)	(4.1)	(6.0)

Pro forma net income (loss) available to common shareholders	$0.5	$(24.0)	$(18.8)

Net income (loss) per common share:
Basic net income (loss) per common share:
As reported	$0.09	$(0.54)	$(0.35)
Pro forma	$0.01	$(0.62)	$(0.49)
Diluted net income (loss) per common share:
As reported	$0.08	$(0.54)	$(0.35)
Pro forma	$0.01	$(0.62)	$(0.49)

Currency Translation

        The assets and liabilities of international subsidiaries are translated into U.S. dollars at year-end exchange rates, and revenues and expenses are translated at average exchange rates during the year. Cumulative currency translation adjustments are included in "accumulated other comprehensive loss" in the stockholders' equity section of the consolidated balance sheets. Realized gains and losses from currency exchange transactions are recorded in "selling, general and administrative expenses" in the consolidated statements of operations and were not material to Hexcel's consolidated results of operations in 2004, 2003 or 2002.

Revenue Recognition

        Product sales are recognized when all significant contractual obligations have been satisfied and collection of the resulting receivable is reasonably assured, which is generally at the time of shipment. Revenues derived from design, installation and support services are recognized when the service is provided, or alternatively, when the product to which the service relates is delivered to the customer. The Company accrues for sales returns and allowances based on its historical experience at the time of sale.

Product Warranty

        The Company provides for an estimated amount of product warranty at the time revenue is recognized. This estimated amount is provided by product and based on historical warranty experience. In addition, the Company periodically reviews its warranty accrual and records any adjustments as deemed appropriate.

Shipping and Handling Costs

        The Company recognizes shipping and handling costs as incurred as a component of "cost of sales" in the consolidated statements of operations. Shipping and handling costs billed to the customer for reimbursement purposes are not significant.

Research and Technology

        Research and technology costs are expensed as incurred.

Income Taxes

        The Company provides for income taxes using the liability approach prescribed by the Financial Accounting Standards Board ("FASB") in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"). Under the liability approach, deferred income tax assets and liabilities reflect tax carryforwards and the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Deferred tax assets require a valuation allowance when it is more likely than not, based on the evaluation of positive and negative evidence, that some portion of the deferred tax assets may not be realized. The realization of deferred tax assets is dependent upon the timing and magnitude of future taxable income prior to the expiration of the deferred tax assets' attributes. When events and circumstances so dictate, the Company evaluates the realizability of its deferred tax assets and the need for a valuation allowance by forecasting future taxable income.

        During the fourth quarter of 2003, the Company established a non-cash valuation allowance of $4.7 million on a deferred tax asset previously recognized by its Belgian subsidiary. In 2001, the Company established a full valuation allowance on its U.S. deferred tax assets. The amount of the deferred tax assets considered realizable, however, could change if estimates of future U.S. and Belgium taxable income during the carry-forward periods improve (see Note 13).

Concentration of Credit Risk

        Financial instruments that potentially subject Hexcel to significant concentrations of credit risk consist primarily of trade accounts receivable. The Company's sales to two customers and their related subcontractors accounted for approximately 40.0%, 42.3%, and 40.2% of the Company's 2004, 2003 and 2002 net sales, respectively. The Company performs ongoing credit evaluations of its customers' financial condition but generally does not require collateral or other security to support customer receivables. The Company establishes an allowance for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends and other financial information. As of December 31, 2004 and 2003, the allowance for doubtful accounts was $6.5 million and $4.2 million, respectively. Bad debt expense was $3.0 million in 2004 and $0.6 million in 2003, and a net credit of $(0.9) million in 2002.

Derivative Financial Instruments

        Hexcel uses various financial instruments, including foreign currency forward exchange contracts and interest rate swap agreements, to manage its risk to market fluctuations by generating cash flows that offset, in relation to their amount and timing, the cash flows of certain foreign currency denominated transactions or underlying debt instruments. The Company designates its foreign currency forward exchange contracts as cash flow hedges against forecasted foreign currency denominated transactions and reports the effective portions of changes in fair value of the instruments in "other comprehensive income" until the underlying hedged transactions affect income. The Company designates its interest rate swap agreements as fair value hedges against specific debt instruments and recognizes interest differentials as adjustments to interest expense as the differentials may occur. The Company does not use financial instruments for trading or speculative purposes.

        The Company follows the guidance in Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"), and its corresponding amendments under Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," ("FAS 138"). FAS 133 requires an entity to recognize all derivatives as either assets or liabilities on its balance sheet and measure those instruments at fair value. Gains or losses resulting from changes in the fair values of those derivatives are accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The adoption of FAS 133 and FAS 138 did not have a material effect on the Company's consolidated financial position or results of operations (see Note 16).

Self-insurance

        Hexcel is self-insured up to specific levels for certain liabilities. Accruals are established based on actuarial assumptions and historical claim experience, and include estimated amounts for incurred but not reported claims. Effective January 1, 2002, Hexcel expanded its self-insured medical program to cover the majority of U.S. non-union employees, in order to more effectively manage its medical costs. The program includes "stop loss" insurance, which caps Hexcel's risk at $200,000 per individual per annum. By its nature, as compared to traditional insurance plans, self-insured medical coverage may increase the monthly volatility in cash flows of the Company.

Recently Issued Accounting Standards

        In May 2004, the FASB issued Staff Position No. FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("FAS 106-2"), which provides guidance on the accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act (the "Act") to employers that sponsor postretirement health care plans that provide prescription drug benefits. In its guidance as provided by FAS 106-2, the FASB concluded that the favorable impact of the Act on the accumulated benefit obligation and net periodic postretirement benefit cost on or after the date of enactment should be reflected in a company's financial statements. However, until such time an enterprise is able to determine whether the benefits provided by its plan are actuarially equivalent, FAS 106-2 requires that the enterprise disclose:

  (a)
  The existence of the Act; and

  (b)
  The fact that measures of the accumulated benefit obligation or net periodic postretirement benefit cost as recorded in its financial statements do not reflect any amount associated with the Act because the employer has yet to make such a determination.

        In addition, FAS 106-2 requires that in the first period in which an enterprise includes the effect of the Act in measuring its accumulated benefit obligation and net periodic postretirement benefit cost, it shall disclose:

  (a)
  The impact of the Act on the accumulated benefit obligation related to benefits attributed to past services;

  (b)
  The effect of the Act on the measurement of net periodic postretirement benefit costs for the current period; and

  (c)
  Any other disclosures required by FASB Statement No. 132 (revised) that requires "an explanation of any significant change in the accumulated benefit obligation or plan assets not otherwise apparent in the other disclosures required by this statement."

        The Company reviewed the impact of FAS 106-2 on its postretirement benefit plans and concluded that the enactment of the Act was not a significant event for its plans. As such, the effects of the Act will be incorporated in the valuation to be performed at the Company's next plan valuation date, December 31, 2004.

        In September 2004, the Emerging Issues Task Force issued EITF Issue 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings per Share" ("EITF 04-8"). EITF 04-8 provides guidance on the number of shares to be included in diluted earnings per share computations as related to convertible debt and preferred stock issuances. The new guidance may, in certain instances, increase the number of shares outstanding in diluted earnings per share computations, thereby lowering reported earnings per share. The provisions of ETIF 04-8 are effective for December 31, 2004 year-end reporting. Consistent with previous changes to earnings per share guidance, the changes described in ETIF 04-8 shall be applied retrospectively in all prior periods presented. The Company has evaluated the guidance provided in ETIF 04-8 and included its impact in computing diluted earnings per share. ETIF 04-8 did not have a significant impact on the Company's earnings per share computations.

        On December 16, 2004, the FASB issued revised Statement of Financial Accounting Standards No. 123, "Share-Based Payment," ("FAS 123R"). FAS 123R requires that companies expense the value of employee stock options and similar awards. Under FAS 123R, share-based payment awards result in a cost that will be measured at fair value on the awards' grant date. When measuring fair value, companies can choose an option-pricing model (i.e., binomial models, other lattice models, or Black-Scholes) that appropriately reflects their specific circumstances and economics.

        Companies are permitted to select from three alternative transition methods—each having different reporting implications, as follows:

  1.
  The modified prospective method—Under this method, a company generally would not record any additional compensation expense for outstanding awards that are fully vested on the effective date of FAS 123R. For outstanding awards on the effective date that are unvested, compensation expense would be recorded over the remaining vesting period, using the measurements made and included in the company's pro forma footnote disclosures. For all new awards granted or modified after the effective date, a company would be required to use FAS 123R's measurement model, expense recognition, and settlement provisions.

  2.
  Variation of modified prospective method—This method is a variation of the modified prospective method in that it allows companies to restate earlier interim periods in the year FAS 123R is adopted using the applicable FAS 123 pro forma measurements and amounts. Under this method, a calendar year company that adopts FAS 123R on the effective date (July 1, 2005) would restate the first and second quarters of 2005 using its prior FAS 123 pro forma measurements and amounts. Third and fourth quarter expense would be recorded under the modified prospective method.

  3.
  The modified retrospective method—Under this method, a company would apply the modified prospective method but also restate their prior financial statements beginning December 15, 1994 to include the amounts that were previously recognized in their pro forma disclosures under the original provisions of FAS 123.

        The effective date of FAS 123R is interim and annual periods beginning after June 15, 2005 (July 1, 2005 for Hexcel) and applies to all outstanding and unvested share-based awards at the company's adoption date.

        In connection with the Company's adoption of FAS 123R, Hexcel has retained a third party consultant to assist in the development of a measurement model for the Company's share-based compensation. The consultant has begun its accumulation of data, and is in the early design stages of assisting the Company in the development of the model. In addition, management is evaluating its options related to its method and timing of adoption.

        On October 22, 2004, the President signed the American Jobs Creation Act of 2004 (the "Tax Act"), which raises a number of matters with respect to accounting for income taxes. The Tax Act includes several provisions that could result in tax benefits to the Company beginning in fiscal 2005, including a newly created tax deduction for certain domestic manufacturing activities and provisions which impact the deductibility of certain deferred compensation arrangements. Management is presently reviewing the provisions of the Tax Act and assessing the impact on the Company's 2005 tax provision computations.

Reclassifications

        Certain prior year amounts in the accompanying consolidated financial statements and related notes have been reclassified to conform to the 2004 presentation.

Note 2—Refinancing of Long-Term Debt

        During the first quarter of 2005, the Company has taken a series of actions to refinance substantially all of its long-term debt. The purpose of this refinancing is to reduce interest expense, establish pre-payable senior debt and extend the maturities of the Company's long-term debt. The refinancing actions have been:

  •
  On January 27, 2005, the Company entered into an agreement to issue $225.0 million in principal amount of 6.75% senior subordinated notes, due 2015.

  •
  On January 31, 2005, the Company initiated a tender offer and consent solicitation with respect to its 9.875% senior secured notes, due 2008. The completion was subject to various conditions, including the closing of a new senior secured credit facility.

  •
  On February 1, 2005, the Company closed the issuance of $225.0 million in principal amount of 6.75% senior subordinated notes, due 2015. The notes were offered pursuant to

    Rule 144A under the Securities Act of 1933 with registration rights. The Company announced that $194.9 million of the net proceeds from the offering were remitted to the trustee for Hexcel's 9.75% senior subordinated notes due 2009 for the purpose of redeeming $185.3 million principal amount of such notes (including the related accrued interest and call premium).

  •
  On March 1, 2005, the Company entered into a new $350.0 million senior secured credit facility (the "New Facility"), consisting of a $225.0 million term loan and a $125.0 million revolving loan. The term loan under the New Facility is scheduled to mature on March 1, 2012 and the revolving loan under the New Facility is scheduled to expire on March 1, 2010. The spread over LIBOR payable on advances under the facility is based on leverage. Initially the interest rate on the term loan is LIBOR + 175bps and on the revolving loan the interest rate is initially LIBOR +200bps. The New Facility is secured by a pledge of assets that includes, among other things, the receivables, inventory, property, plant and equipment and intellectual property of Hexcel Corporation and its material U.S. subsidiaries, and 65% of the share capital of Hexcel's Danish subsidiary and first-tier U.K. subsidiary.

    Proceeds from a portion of the term loan under the New Facility were used to repurchase all of the outstanding $125.0 million principal amount of Hexcel's 9.875% senior secured notes, due 2008, pursuant to the previously announced tender offer and consent solicitation. The total consideration paid for each $1,000 principal amount of notes tendered and accepted for payment in accordance with the terms of the Offer to Purchase and Consent Solicitation Statement dated January 31, 2005 was $1,112.60. In addition, the New Facility replaced the Company's existing $115.0 million five-year secured revolving credit facility. The terminated credit facility was scheduled to expire on March 31, 2008.

  •
  Also on March 1, 2005, the Company announced that it had called for redemption the remaining $100.0 million principal amount of its 9.75% senior subordinated notes, due 2009, and the remaining $19.25 million principal amount of its 7% convertible subordinated debentures, due 2011. The redemption price for the 9.75% senior subordinated notes is 103.9% or $103.9 million plus accrued interest. The redemption price for the 7% Convertible Subordinated Debentures is 100% plus accrued interest. The redemption date for each is March 31, 2005. The redemptions will be financed utilizing cash on hand together with advances under the term loan and revolving loan of its New Facility.

        As a result of these actions, by March 31, 2005, the Company will have refinanced all of its long-term debt, except for its capital lease obligations, at interest rates substantially lower than those paid for its existing long term debt.

        The premiums to tender for the 9.875% senior secured notes, due 2008, and to call the 9.75% Senior Subordinated Notes, due 2009, were $25.2 million. Cash transaction costs incurred with the issuance of the new debt and the redemption of existing debt are estimated to be approximately $13.0 million. The Company will record a charge in the first quarter of 2005 related to the premiums paid, the transaction costs associated with the repayment of debt and the unamortized capitalized financing costs and unamortized original issuance discount associated with the debt redeemed. In addition, the Company will cancel its interest rate swaps related to $100.0 million of its 9.75% senior subordinated notes, due 2009, with a payment of their fair value on the settlement date. The fair value as of February 28, 2005 was $2.7 million compared to $1.4 million as of December 31, 2004. This settlement will also be expensed in the first quarter of 2005.

Note 3—Business Consolidation and Restructuring Programs

        The aggregate business consolidation and restructuring activities for the three years ended December 31, 2004, consisted of the following:

(in millions)	Employee Severance	Facility & Equipment	Total
Balance as of January 1, 2002	$30.5	$2.9	$33.4
Business consolidation and restructuring expenses
Current period expenses	—	2.8	2.8
Reversal of 1999 business consolidation expenses	—	(0.5)	(0.5)
Change in estimated expenses	(2.9)	1.1	(1.8)

Net business consolidation and restructuring expenses	(2.9)	3.4	0.5
Cash expenditures	(20.5)	(3.8)	(24.3)
Currency translation adjustments	0.9	—	0.9
Non-cash items:
Reversal of 1999 business consolidation expenses	—	0.5	0.5
Non-cash usage, including asset write-downs	—	(0.5)	(0.5)
Total non-cash items	—	—	—

Balance as of December 31, 2002	$8.0	$2.5	$10.5
Business consolidation and restructuring expenses
Current period expenses	—	3.7	3.7
Change in estimated expenses	0.4	(0.1)	0.3

Net business consolidation and restructuring expenses	0.4	3.6	4.0
Cash expenditures	(4.8)	(4.3)	(9.1)
Non-cash usage, including asset write-downs	—	(0.1)	(0.1)
Currency translation adjustments	0.6	—	0.6

Balance as of December 31, 2003	$4.2	$1.7	$5.9
Business consolidation and restructuring expenses
Current period expenses	0.9	2.1	3.0
Change in estimated expenses	(0.1)	—	(0.1)

Net business consolidation and restructuring expenses	0.8	2.1	2.9
Cash expenditures	(2.0)	(2.7)	(4.7)
Non-cash usage, including asset write-downs	—	(0.1)	(0.1)
Currency translation adjustments	0.3	—	0.3

Balance as of December 31, 2004	$3.3	$1.0	$4.3

Livermore 2004 Program

        In January 2004, the Company announced the consolidation of activities of its Livermore, California facility into other operations, principally the Salt Lake City, Utah plant. This business consolidation and restructuring action is accounted for under Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires that a liability for a cost associated with an exit or disposal activity be recognized and measured, initially at fair value, only when the liability is incurred. In addition, if terminated employees are required to render services beyond a minimum retention period in order to receive termination benefits, a liability for the termination benefits shall be measured initially at the communication date based on fair value and recognized ratably over the service period. During the year ended December 31, 2004, the Company recognized $0.8 million of expense, for employee severance based on the remaining employee service periods. Costs associated with the facility's closure, along with costs for relocation and re-qualification of equipment, are expected to occur over several years.

        Business consolidation and restructuring activities for this program consisted of the following:

(In millions)	Employee Severance	Facility & Equipment	Total
Balance as of January 1, 2004	$—	$—	$—
Business consolidation and restructuring expenses	0.8	0.1	0.9
Cash expenditures	—	(0.1)	(0.1)

Balance as of December 31, 2004	$0.8	$—	$0.8

November 2001 Program

        In November 2001, the Company announced a program to restructure its business operations in accordance with a revised business outlook for build rate reductions in commercial aircraft production, depressed business conditions in the electronics market and weakness in the general economy. The program targeted a reduction in cash fixed costs compared to previous spending rates and included company-wide reductions in managerial, professional, indirect manufacturing and administrative employees along with organizational rationalization. For the year ended December 31, 2004, the Company recognized business consolidation and restructuring expenses of $2.0 million related to this program for equipment relocation and re-qualification costs that are expensed as incurred.

        In 2003, the Company recognized a net change in estimate increasing business consolidation and restructuring expenses related to this program by $0.3 million, as additional severance expense of $0.4 million was offset in part by a $0.1 million reduction in accrued liabilities for facility and equipment. In 2002, the Company recognized a net change in estimate reducing business consolidation and restructuring expenses related to this program by $0.7 million. This decrease in 2002 resulted from a $1.8 million reduction of previously accrued liabilities as employee severance and other benefit costs were lower than previously expected, offset in part, by a $1.1 million increase in restructuring liabilities for facility lease termination costs. Additional business consolidation and restructuring expenses related to this program for equipment relocation and re-qualification costs of $2.2 million and $1.2 million were expensed as incurred in 2003 and 2002, respectively.

        Business consolidation and restructuring activities for this program consisted of the following:

(in millions)	Employee Severance	Facility & Equipment	Total
Balance as of January 1, 2002	$27.6	$2.8	$30.4
Business consolidation and restructuring expenses
Current period expenses	—	1.2	1.2
Change in estimated expenses	(1.8)	1.1	(0.7)

Net business consolidation and restructuring expenses	(1.8)	2.3	0.5
Cash expenditures	(18.9)	(2.1)	(21.0)
Non-cash usage, including asset write-downs	—	(0.5)	(0.5)
Currency translation adjustments	0.9	—	0.9

Balance as of December 31, 2002	$7.8	$2.5	$10.3
Business consolidation and restructuring expenses
Current period expenses	—	2.2	2.2
Change in estimated expenses	0.4	(0.1)	0.3

Net business consolidation and restructuring expenses	0.4	2.1	2.5
Cash expenditures	(4.6)	(2.8)	(7.4)
Non-cash usage, including asset write-downs	—	(0.1)	(0.1)
Currency translation adjustments	0.6	—	0.6

Balance as of December 31, 2003	$4.2	$1.7	$5.9
Business consolidation and restructuring expenses
Current period expenses	0.1	2.0	2.1
Change in estimated expenses	(0.1)	—	(0.1)

Net business consolidation and restructuring expenses	0.0	2.0	2.0
Cash expenditures	(2.0)	(2.6)	(4.6)
Non-cash usage, including asset write-downs	—	(0.1)	(0.1)
Currency translation adjustments	0.3	—	0.3

Balance as of December 31, 2004	$2.5	$1.0	$3.5

July 2001 Program

        As a result of the weakness in the electronics market, the Company initiated cost reduction actions in July 2001. These actions incorporated steps to furlough employees, idle manufacturing facilities and cut non-essential expenditures, by effecting a reduction in the work force of approximately 275 employees primarily in the Reinforcements and Composites business segments. During 2002, the Company reviewed its remaining liability under the program and recognized a change in estimate reducing business consolidation and restructuring expenses by $0.6 million, as employee severance and other benefit costs were lower than previously expected.

        Business consolidation and restructuring activities for this program consisted of the following:

(in millions)	Employee Severance	Facility & Equipment	Total
Balance as of January 1, 2002	$1.5	$0.1	$1.6
Change in estimated expenses	(0.6)	—	(0.6)
Cash expenditures	(0.9)	(0.1)	(1.0)

Balance as of December 31, 2002	$—	$—	$—

December 1998 and September 1999 Programs

        As a result of several substantial business acquisitions, the Company initiated business consolidation programs in December 1998 and September 1999. The primary purpose of these programs was to integrate acquired assets into the Company, and to close or restructure insufficiently profitable facilities and activities. In 2002, the Company recognized a change in estimate reducing business consolidation expenses related to these programs by $0.5 million, as actual employee severance was lower than previously expected. In addition, the Company recognized a benefit on the sale of a previously idled Cleveland, Georgia facility of $0.5 million by reversing expenses previously accrued in 1999. Business consolidation expenses for equipment relocation and re-qualification costs, expensed as incurred, were $1.5 million and $1.6 million in 2003 and 2002, respectively. Equipment relocation and re-qualification costs primarily related to the planned closure of the Lancaster, Ohio and Gilbert, Arizona prepreg manufacturing facilities.

        Business consolidation activities for the December 1998 and September 1999 programs consisted of the following:

(in millions)	Employee Severance	Facility & Equipment	Total
Balance as of January 1, 2002	$1.4	$—	$1.4
Business consolidation expenses
Current period expenses	—	1.6	1.6
Reversal of 1999 business consolidation expenses	—	(0.5)	(0.5)
Change in estimated expenses	(0.5)	—	(0.5)

Net business consolidation expenses	(0.5)	1.1	0.6
Cash expenditures	(0.7)	(1.6)	(2.3)
Non-cash reversal of 1999 business consolidation expenses	—	0.5	0.5

Balance as of December 31, 2002	$0.2	$—	$0.2
Business consolidation expenses	—	1.5	1.5
Cash expenditures	(0.2)	(1.5)	(1.7)

Balance as of December 31, 2003	$—	$—	$—

Note 4—Inventories

	December 31,
(in millions)
	2004	2003
Raw materials	$54.8	$42.9
Work in progress	36.5	35.9
Finished goods	52.9	41.7

Inventories	$144.2	$120.5

Note 5—Net Property, Plant and Equipment

	December 31,
(in millions)
	2004	2003
Land	$20.3	$21.9
Buildings	160.6	151.5
Equipment	523.7	499.3
Construction in Progress	29.4	15.3

Property, plant and equipment	734.0	688.0
Less accumulated depreciation	(447.4)	(394.1)

Net property, plant and equipment	$286.6	$293.9

        Depreciation expense related to property, plant and equipment for the years ended December 31, 2004, 2003 and 2002, was $52.0 million, $52.2 million and $47.2 million, respectively.

Note 6—Goodwill and Other Purchased Intangibles

        Changes in the carrying amount of goodwill for the years ended December 31, 2004, 2003 and 2002, by reportable segment, are as follows:

(in millions)	Reinforcements	Composites	Structures	Total
Balance as of January 1, 2002	$39.9	$15.9	$16.6	$72.4
Currency translation adjustments	0.2	1.8	—	2.0

Balance as of December 31, 2002	$40.1	$17.7	$16.6	$74.4
Reduction of goodwill for sale of assets	—	—	(0.5)	(0.5)
Currency translation adjustments	0.2	2.4	—	2.6
Other	—	0.4	—	0.4

Balance as of December 31, 2003	$40.3	$20.5	$16.1	$76.9

Currency translation adjustments	0.1	1.3	—	1.4

Balance as of December 31, 2004	$40.4	$21.8	$16.1	$78.3

        As of December 31, 2004 and 2003, other purchased intangibles had no carrying value.

        Goodwill is tested for impairment at the reporting unit level at least annually, and whenever events or changes in circumstances indicate that goodwill might be impaired. The Company tests for impairment annually during the fourth quarter of each year. Annual impairment tests determined that there were no indications of impairment to the carrying value of goodwill for the years ended December 31, 2004, 2003 and 2002 (see Note 1).

Note 7—Investments in Affiliated Companies

        The Company has equity ownership investments in three Asian and one U.S. joint venture(s). In connection therewith, the Company has considered the accounting and disclosure requirements of Financial Interpretation No. 46R "Consolidation of Variable Interest Entities," and believes that certain of these investments would be considered "variable interest entities." However, the Company believes that it is not the primary beneficiary of such entities, and therefore, would not be required to consolidate these entities.

        In 1999, Hexcel, Boeing International Holdings, Ltd. ("Boeing") and China Aviation Industry Corporation I ("AVIC") formed a joint venture, BHA Aero Composite Parts Co., Ltd. ("BHA Aero"), to manufacture composite parts for secondary structures and interior applications for commercial aircraft. Hexcel's initial equity ownership interest in this joint venture, which is located in Tianjin, China, was 33.33%. Revenues of BHA Aero for the year ended December 31, 2004 were $13.9 million. In addition, in 1999, Hexcel formed another joint venture, Asian Composites Manufacturing Sdn. Bhd. ("Asian Composites"), with Boeing Worldwide Operations Limited, Sime Link Sdn. Bhd., and Malaysia Helicopter Services Bhd. (now known as Naluri Berhad), to manufacture composite parts for secondary structures for commercial aircraft. Hexcel has a 25% equity ownership interest in this joint venture, which is located in Alor Setar, Malaysia. Revenues of Asian Composites for the year ended December 31, 2004 were $14.1 million. Manufacturing activities of both BHA Aero and Asian Composites continue to ramp up as composite component manufacturing is transferred to them. As of December 31, 2004, Hexcel had a zero net equity investment balance related to these joint ventures and an aggregate receivable balance of $3.7 million.

        Each of the equity owners of BHA Aero, including the Company, has an obligation as of December 31, 2004 to support a third party loan on a proportionate basis to the equity ownership interest. The Company met its obligation through an outstanding letter of credit of $11.1 million. During the third quarter of 2004, Hexcel made $3.0 million in advance payments relating to its purchases of products manufactured by BHA Aero to assist in their short term cash flow needs. The Boeing Company, in turn, made a $1.5 million advance payment to Hexcel for the purchase of products produced by Hexcel from the products it purchases from BHA Aero. During the fourth quarter of 2004, BHA Aero and its equity owners (Hexcel, Boeing and AVIC) reached an agreement on the re-capitalization of BHA Aero and a refinancing of BHA Aero's third party loans. Pursuant to the terms of the agreement, Hexcel and Boeing agreed to purchase newly issued registered capital of BHA Aero for $7.5 million in cash, resulting in an increase in each of their respective ownership interests from 33.33% to 40.48%. Upon the completion of the equity investment, BHA Aero will refinance its existing bank loans with a new five year bank term loan. The new five year bank term loan will be supported by guarantees from Boeing and AVIC. In addition, as part of the refinancing, Hexcel has agreed to reimburse Boeing and AVIC for a proportionate share of the losses they would incur if their guarantees of the new bank loan were to be called, up to a limit of $6.1 million.

Upon completion of the refinancing, Hexcel's standby letter of credit of $11.1 million, which supports BHA Aero's current bank loan, would terminate and would not be reissued. On January 19, 2005, Hexcel and Boeing made their respective cash equity investments of $7.5 million in BHA Aero. The refinancing of BHA Aero's bank debt was completed on January 26, 2005, and Hexcel's standby letter of credit terminated on February 15, 2005. Apart from the accounts receivable balances, the letter of credit supporting the third party loan to BHA Aero and its remaining investment in these ventures, Hexcel has no other significant exposures to loss with BHA Aero and Asian Composites (see Note 17).

        As part of an acquisition in 1998, Hexcel obtained equity ownership interests in three joint ventures which manufacture reinforcement products: a 43.6% share in Interglas Technologies AG ("Interglas"), headquartered in Germany; a 43.3% share in Asahi-Schwebel Co., Ltd. ("Asahi-Schwebel"), headquartered in Japan; and a 50% share in Clark-Schwebel Tech-Fab Company (now TechFab LLC, "TechFab"), headquartered in the United States. TechFab manufactures non-woven reinforcement materials for roofing, construction, sail cloth and other specialty applications. TechFab revenues were approximately $29.7 million in 2004. At December 31, 2004, Hexcel had an equity investment balance in TechFab of $5.7 million. Hexcel has no other significant exposure to loss as related to TechFab.

        Interglas and Asahi-Schwebel are fiberglass fabric producers serving the European and Asian manufacturers of printed circuit board laminates and other reinforcement product applications. As of December 31, 2003, the Company no longer had an equity investment in either Interglas or Asahi-Schwebel. In 2003, the Company exercised an option to sell its remaining interest in Asahi- Schwebel for $23.0 million in cash. No gains or losses were recorded on the sale, as the Company had previously written down the carrying value of its remaining equity investment to $23.0 million in 2002. The Company had previously agreed with its partner in Asahi-Schwebel to restructure its minority interest in 2002. Under the terms of the agreement, the Company reduced its ownership interest in the joint venture from 43.3% to 33.3% and received cash proceeds of $10.0 million. The agreement also included, among other matters, a put option effective for a six-month period beginning July 1, 2003 in favor of the Company to sell and a call option in favor of the Company's joint venture partner to purchase the Company's remaining ownership interest in the joint venture for $23.0 million. Reflecting these terms, the Company wrote down the carrying value of its remaining equity investment in this joint venture to its estimated fair market value of $23.0 million in 2002, recording a non-cash impairment charge of $4.0 million. There was no tax benefit recognized on the write-down. In addition in 2003, Hexcel sold its equity interest in Interglas for a nominal amount in conjunction with a bank sponsored financial restructuring of the affiliated company. No gain or loss was recorded as a result of the sale, as Hexcel had previously recognized a full impairment of the remaining value of its equity interest in Interglas.

        Lastly, Hexcel owns a 45.3% equity interest in DIC-Hexcel Limited ("DHL"), a joint venture formed in 1990 with Dainippon Ink and Chemicals, Inc. ("DIC"). This joint venture is located in Komatsu, Japan, and produces and sells prepregs, honeycomb and decorative laminates using technology licensed from Hexcel and DIC. Revenues of DHL were $10.2 million in 2004. Due to DHL's recognition of net losses in prior years, no equity investment balance remains for DHL at December 31, 2004. As of December 31, 2004, Hexcel had no significant exposures to loss relating to this joint venture. On January 20, 2005, Hexcel entered into a letter of awareness whereby

Hexcel became contingently liable to pay DIC up to $1.8 million with respect to DHL's new debt obligations under certain circumstances.

        Summarized condensed combined balance sheets of Hexcel's owned joint ventures as of December 31, 2004 and 2003, and summarized condensed combined statements of operations for periods of Hexcel's ownership during the three years ended December 31, 2004 are as follows:

	December 31,
(in millions) Summarized Condensed Combined Balance Sheets
	2004	2003
Current assets	$22.0	$21.6
Non-current assets	69.9	75.0

Total assets	$91.9	$96.6
Current liabilities	$27.9	$55.9
Non-current liabilities	39.5	11.3

Total liabilities	67.4	67.2
Partners' equity	24.5	29.4

Total liabilities and partners' equity	$91.9	$96.6

	For the Year Ended December 31,
Summarized Condensed Combined Statements of Operations
	2004	2003	2002
Net sales	$67.9	$163.0	$232.7
Cost of sales	51.9	142.2	207.5

Gross profit	16.0	20.8	25.2
Other costs and expenses	15.1	50.7	78.6

Net income (loss)	$0.9	$(29.9)	$(53.4)

Note 8—Notes Payable

	December 31,
(in millions)
	2004	2003
Senior secured credit facility, due 2008	$—	$4.0
European credit and overdraft facilities	0.7	1.9
9.875% senior secured notes, due 2008 (net of unamortized discount of $0.9 as of December 31, 2004 and $1.1 as of December 31, 2003)	124.1	123.9
9.75% senior subordinated notes, due 2009 (net of unamortized discount of $0.6 as of December 31, 2004 and $1.0 as of December 31, 2003)(a)	283.3	328.5
7.0% convertible subordinated debentures, due 2011	19.2	21.0

Total notes payable	427.3	479.3
Capital lease obligations	4.1	4.1

Total notes payable and capital lease obligations	$431.4	$483.4

Notes payable and current maturities of capital lease obligations	$1.0	$2.1
Long-term notes payable and capital lease obligations, less current maturities	430.4	481.3

Total notes payable and capital lease obligations	$431.4	$483.4

  (a)
  Includes a decrease of $1.4 million at December 31, 2004 and a decrease of $0.5 million at December 31, 2003 for derivative contracts under FAS 133. During the fourth quarter of 2003, the Company entered into interest rate swap agreements for an aggregate notional amount of $100.0 million, effectively converting the fixed interest rate of 9.75% into variable interest rates (see Note 16).

Senior Secured Credit Facility, due 2008

        On March 19, 2003, Hexcel entered into a $115.0 million asset-backed credit facility (the "Senior Secured Credit Facility") with a syndicate of lenders to provide for ongoing working capital and other financing requirements through maturity on March 31, 2008. Borrowers under the Senior Secured Credit Facility include, in addition to Hexcel Corporation, Hexcel's operating subsidiaries in the U.K., Austria and Germany. This credit facility provides for borrowings of U.S. dollars, Pound Sterling and Euro currencies, including the issuance of letters of credit, with the amount available to each borrower dependent on the borrowing base of that borrower and its subsidiaries. For Hexcel Corporation and the U.K. borrower, the borrowing base is determined by an agreed percentage of eligible accounts receivable and eligible inventories, subject to certain reserves. The borrowing base of each of the Austrian and German borrowers is based on an agreed percentage of eligible accounts receivable, subject to certain reserves. In addition, the U.K., Austrian and German borrowers have facility sub-limits of $12.5 million, $7.5 million and $5.0 million, respectively. Borrowings under this credit facility bear interest at a floating rate based on either the agent's defined "base rate" plus a margin that can vary from 0.75% to 3.25% or LIBOR plus a margin that can vary from 2.25% to 3.25%. The margin in effect for a borrowing at any given time depends on the Company's fixed charge ratio and the currency denomination of such borrowing. The weighted average interest rate on the Senior Secured Credit Facility was 6.65% for the year ended December 31, 2004. The credit facility also provides for the payment of customary fees and expenses.

        As of December 31, 2004, the Company had no outstanding borrowings and had issued letters of credit totaling $21.7 million, of which $11.1 million supported a third party loan to BHA Aero, under the Senior Secured Credit Facility. Hexcel is able to issue letters of credit up to $50.0 million under this credit facility.

        All obligations under the Senior Secured Credit Facility are secured by a first priority security interest in accounts receivable, inventory and cash and cash equivalents of Hexcel Corporation and its material domestic subsidiaries. In addition, all obligations under the credit facility are secured by a pledge of 65% of the stock of Hexcel's Danish and U.K. first-tier holding companies, and certain intercompany notes. This pledge of foreign stock and intercompany notes is on an equal basis with a substantially identical pledge of such stock given to secure the obligations under the senior secured notes. The obligations of the U.K. borrower are secured by the accounts receivable, inventory, and cash and cash equivalents of the U.K. borrower. The obligations of the Austrian and German borrowers are secured by the accounts receivable of the Austrian and German borrowers, respectively. Hexcel Corporation and its material domestic subsidiaries guarantee all borrowings under the Senior Secured Credit Facility.

        Hexcel is required to maintain various financial ratios throughout the term of the Senior Secured Credit Facility. These financial covenants set maximum values for the Company's leverage (the ratios of total and senior debt to EBITDA), fixed charge coverage (the ratio of EBITDA, less capital expenditures and cash taxes, plus cash dividends, to the sum of cash interest and scheduled debt amortization), and capital expenditures (not to exceed specified annual expenditures). This credit facility also contains limitations on, among other things, incurring debt, granting liens, making investments, making restricted payments, including dividends, entering into transactions with affiliates and prepaying subordinated debt. The Senior Secured Credit Facility also contains other customary terms relating to, among other things, representations and warranties, additional covenants and events of default.

Senior Credit Facility, due 2004

        During 2002 and through March 19, 2003, Hexcel had a global credit facility (the "Senior Credit Facility") with a syndicate of banks to provide for working capital and other financing requirements. The Senior Credit Facility, which consisted of revolving credit, overdraft and term loan facilities, provided Hexcel with committed lines of $297.6 million as of December 31, 2002, subject to certain limitations. On March 19, 2003, the Company terminated the Senior Credit Facility and repaid all outstanding balances with the remaining proceeds from the sale of the mandatorily redeemable convertible preferred stock, after the redemption of $46.9 million principal amount of the Company's convertible subordinated notes due 2003, the net proceeds from the issuance of senior secured notes, due 2008 and borrowings under the Senior Secured Credit Facility. Hexcel incurred a $4.0 million loss on early retirement of debt due to the write-off of unamortized deferred financing costs related to the Senior Credit Facility and the 7% convertible subordinated notes due 2003. The loss was included in non-operating income (expense), net in the consolidated statements of operations (see Note 23).

        The weighted average interest rate on the Senior Credit Facility was 5.37%, for the period from January 1, 2003 through March 19, 2003, and 7.71% for the year ended December 31, 2002. The Senior Credit Facility was also subject to a commitment fee that varied from approximately 0.20% to 0.50% per annum of the total facility.

European Credit and Overdraft Facilities

        In addition to the Senior Secured Credit Facility, certain of Hexcel's European subsidiaries have access to limited credit and overdraft facilities provided by various local banks. These credit and overdraft facilities are primarily uncommitted facilities that are terminable at the discretion of the lenders. The aggregate maturities of the European credit and overdraft facilities are classified as current, as they are repayable on demand.

French Factoring Facility

        In 2003, the Company entered into an accounts receivable factoring facility with a third party to provide an additional 20.0 million Euros in borrowing capacity. The facility expires in January 2007. Borrowings under this facility bear interest at 1.00% per annum over LIBOR plus a 0.18% usage fee. This facility also requires the payment of customary fees and expenses. As of December 31, 2004 and 2003, the Company did not have any accounts receivable factored under this facility.

Senior Secured Notes, due 2008

        On March 19, 2003, the Company issued, through a private placement under Rule 144A, $125.0 million of 9.875% senior secured notes at a price of 98.95% of face value. At the time of the issuance, pursuant to a registration rights agreement, Hexcel agreed to offer to all noteholders the opportunity to exchange their notes for new notes that are substantially identical to the existing notes except that the new notes would be registered with the Securities and Exchange Commission ("SEC") and would not have any restrictions on transfer. The Company filed a Registration Statement on Form S-4 registering the senior secured notes in July 2003, and completed the exchange offer in September 2003.

        The senior secured notes, due October 1, 2008, are secured by a first priority security interest in substantially all of Hexcel's and its domestic subsidiaries' property, plant and equipment, intangibles, intercompany notes and other obligations receivable, and 100% of the outstanding voting stock of certain of Hexcel's domestic subsidiaries. In addition, the senior secured notes are secured by a pledge of 65% of the stock of Hexcel's Danish and U.K. first-tier holding companies, and certain intercompany notes. This pledge of foreign stock and intercompany notes is on an equal basis with a substantially identical pledge of such stock given to secure the obligations under the Company's Senior Secured Credit Facility. The senior secured notes are also guaranteed by Hexcel's material domestic subsidiaries. Hexcel has the ability to incur additional debt that would be secured on an equal basis by the collateral securing the senior secured notes. The amount of additional secured debt that may be incurred is currently limited to $10.0 million, but may increase over time based on a formula relating to the total net book value of Hexcel's domestic property, plant and equipment.

        The Company will pay interest on the notes on April 1st and October 1st of each year. The first payment was made on October 1, 2003. The Company will have the option to redeem all or a portion of the notes at any time during the one-year period beginning April 1, 2006 at 104.938% of principal plus accrued and unpaid interest. This percentage decreases to 102.469% for the one-year period beginning April 1, 2007, and to 100.0% for the period beginning April 1, 2008. In addition, the Company may use the net proceeds from one or more equity offerings at any time prior to April 1, 2006 to redeem up to 35% of the aggregate principal amount of the notes at 109.875% of the principal amount, plus accrued and unpaid interest.

        The indenture governing the senior secured notes contains many other terms and conditions, including limitations with respect to asset sales, incurrence of debt, granting of liens, the making of restricted payments, including dividends, and entering into transactions with affiliates.

        An affiliate of the Goldman Sachs Investors, a related party, performed underwriting services in connection with the Company's private placement offering of the senior secured notes, and received $2.3 million for such services rendered (see Note 11).

Senior Subordinated Notes, due 2009

        On January 21, 1999, the Company issued $240.0 million of 9.75% senior subordinated notes, due 2009. On June 29, 2001, the Company offered an additional $100.0 million under the same indenture at a price of 98.5% of face value. During 2004 and 2003, the Company repurchased $44.8 million and $10.0 million principal amount, respectively, of the 9.75% senior subordinated notes in open market purchases. In connection with the repurchases made in 2004 the Company incurred losses of $3.2 million on the early retirement of debt. Repurchases made in 2003 were made at par, resulting in no material gain or loss recognized from the transactions (see Note 23). The senior subordinated notes are general unsecured obligations of Hexcel.

Convertible Subordinated Notes, due 2003

        On March 19, 2003, the Company redeemed the remaining $46.9 million aggregate principal amount, plus accrued interest, of the convertible subordinated notes with proceeds from the sale of mandatorily redeemable convertible preferred stock. Prior to redemption, the convertible subordinated notes carried an annual interest rate of 7.0% and were convertible into Hexcel common stock at any time on or before August 1, 2003, unless previously redeemed, at a conversion price of $15.81 per share, subject to adjustment under certain conditions.

Convertible Subordinated Debentures, due 2011

        The convertible subordinated debentures carry an annual interest rate of 7.0% and are convertible into shares of Hexcel common stock prior to maturity, unless previously redeemed, at a conversion price of $30.72 per share. Under the terms of the indenture, an annual mandatory redemption of 5% of the aggregate principal amount of the convertible debentures was required to begin in August 1997. However, the Company satisfied this annual redemption for the period 1997 to 2002 by repurchasing a portion of the outstanding debentures in prior years. Mandatory redemption of the convertible debentures continued in 2002 with an annual sinking fund requirement of $1.1 million in 2002 and $1.75 million in each year thereafter. The Company satisfied the 2005 annual sinking fund requirement in 2004. Market purchases in 2004 and 2003 were made at a slight discount to par, resulting in no material gain or loss recognized. In 2002, the Company recognized a $0.5 million gain on the early retirement of debt in satisfaction of the 2003 sinking fund requirement. The gain was included in "non-operating income (expense), net" in the consolidated statements of operations (see Note 23).

Aggregate Maturities of Notes Payable

        The table below reflects aggregate scheduled maturities of notes payable, excluding capital lease obligations, as of December 31, 2004 (see Note 9):

Payable during the years ending December 31:	(in millions)
2005	$0.7
2006	1.8
2007	1.8
2008	126.8
2009	287.1
Thereafter	12.0

Total notes payable	$430.2

        The aggregate maturities of notes payable in 2004 include European credit and overdraft facilities of $0.7 million, which are repayable on demand. At December 31, 2004, the unamortized discount on the $125.0 million senior secured notes, due 2008, and the additional $100.0 million senior subordinated notes, due 2009, issued on June 29, 2001, was $0.9 million and $0.6 million, respectively. Also at December 31, 2004, the fair value basis adjustment attributable to hedged debt obligations was a decrease of $1.4 million (see Note 16).

Estimated Fair Values of Notes Payable

        The Senior Secured Credit Facility and the various European credit facilities outstanding as of December 31, 2004 and 2003 are variable-rate debt obligations. Accordingly, the estimated fair values of each of these debt obligations approximate their respective book values. The approximate, aggregate fair values of the Company's other notes payable as of December 31, 2004 and 2003 were as follows:

(in millions)	2004	2003
9.875% senior subordinated notes, due 2008	$139.7	$140.9
9.75% senior subordinated notes, due 2009	297.7	345.7
7.0% convertible subordinated debentures, due 2011	18.3	17.5

        The aggregate fair values of the above notes payable were estimated on the basis of quoted market prices; however, trading in these securities is limited and may not reflect actual fair value.

Refinancing

        During the first quarter of 2005, the Company has taken a series of actions to refinance substantially all of its long term debt. The purpose of this refinancing is to reduce interest expense, establish pre-payable senior debt and extend the maturities of the Company's long term debt. (see Note 2 to the accompanying consolidated financial statements in this Annual Report on Form 10 K).

Note 9—Leasing Arrangements

        Assets, accumulated depreciation, and related liability balances under capital leasing arrangements, as of December 31, 2004 and 2003, were:

(in millions)	2004	2003
Property, plant and equipment	$6.5	$6.2
Less accumulated depreciation	(3.1)	(2.8)

Net property, plant and equipment	$3.4	$3.4

Capital lease obligations	$4.1	$4.1
Less current maturities	(0.3)	(0.2)

Long-term capital lease obligations, net	$3.8	$3.9

        The Company has entered into several capital leases for buildings and warehouses with expirations through 2012 with an obligation of $4.1 million as of December 31, 2004. In addition, certain sales and administrative offices, data processing equipment and manufacturing facilities are leased under operating leases. Rental expense under operating leases was $7.3 million in 2004, $5.2 million in 2003, and $3.8 million in 2002.

        Scheduled future minimum lease payments as of December 31, 2004 were:

	Type of Lease
(in millions) Payable during the years ending December 31:
	Capital	Operating
2005	$0.6	$5.9
2006	0.6	4.8
2007	0.6	3.2
2008	0.6	2.3
2009	0.5	1.9
Thereafter	2.9	6.5

Total minimum lease payments	$5.8	$24.6

Less amounts representing interest	1.7

Present value of future minimum capital lease payments	4.1
Less current obligations under capital leases	(0.3)

Long-term obligations under capital leases	$3.8

Note 10—Mandatorily Redeemable Convertible Preferred Stock

        On March 19, 2003, Hexcel received $119.8 million, after expenses of $5.2 million, from the issuance of 125,000 shares of a series A convertible preferred stock and 125,000 shares of a series B convertible preferred stock. Hexcel issued 77,875 shares of each series to affiliates of Berkshire Partners LLC and Greenbriar Equity Group LLC. Separately, Hexcel issued 47,125 shares of each series to investment funds controlled by affiliates of The Goldman Sachs Group, Inc., a related party. Upon issuance, the total number of Hexcel's outstanding common shares, including potential shares issuable upon conversion of both of the new series of convertible preferred stocks, increased from approximately 38.6 million shares to approximately 88.4 million shares. In addition, on March 18, 2003, the shareholders of the Company approved an increase in the common shares authorized for issuance from 100.0 million shares to 200.0 million shares.

        The series A and the series B convertible preferred stocks are mandatorily redeemable on January 22, 2010 generally for cash or for common stock at the Company's discretion, unless the holder elects to take a lesser amount in cash, and under certain circumstances must be redeemed for cash. Each share of series A and series B preferred stock is convertible, at the option of the holder, into that number of shares of common stock equal to the stated value of the share of preferred stock divided by the conversion price. The stated value of each share of series A preferred stock is $1,000, the stated value of each share of series B preferred stock is $195.618, and the conversion price for each share of preferred stock is $3.00. Both the series A preferred stock and series B preferred stock will automatically be converted into common stock if the closing trading price of the common stock for any period of 60 consecutive trading days ending after March 19, 2006 exceeds $9.00 per share (a "mandatory conversion event"). The preferred stockholders are entitled to vote on an as converted basis with Hexcel's common stockholders.

        Commencing on the third anniversary of the original issuance, holders of the series A convertible preferred stock will be entitled to receive dividends at an annual rate of 6% of the "accrued value." Accrued value is calculated as an amount equal to the sum of $1,195.618 per share and the aggregate of all accrued but unpaid dividends. Dividends are payable quarterly and may be paid in cash or added to the accrued value of the preferred stock, at the Company's option. With respect to any dividend that the Company elects to pay by adding the amount of such dividend to the accrued value, if the payment date for such dividend is after a "dividend termination event" has occurred, a holder of series A preferred stock will not receive such dividend if either (i) such holder elects to convert its preferred stock into common stock at any time, or (ii) such holder's series A preferred stock is automatically converted into common stock as a result of a "mandatory conversion event." A "dividend termination event" means that the closing trading price of the common stock for any period of 60 consecutive trading days ending after March 19, 2006 exceeds $6.00 per share. The series B preferred stock does not accrue dividends.

        The issuance of the series A and series B convertible preferred stock results in certain deductions being recognized in the Company's consolidated statement of operations until such time as the preferred stock is converted to Hexcel common stock or redeemed. These deductions are reported under a caption "deemed preferred dividends and accretion" and represent a reduction of net income (loss) in arriving at net income (loss) available to common shareholders. The Company recognized deemed preferred dividends and accretion of $25.4 million and $9.6 million in the years ended December 31, 2004 and 2003, respectively. Included in deemed preferred dividends and accretion in 2004 is $12.9 million related to the conversion of a portion of mandatorily redeemable convertible preferred stock in connection with the secondary offering of the Company's common stock.

        "Deemed preferred dividends and accretion" is composed of four components: accrued dividends, discount, beneficial conversion feature, and deferred issuance costs. The accretion of these components is a non-cash expense at the time of recognition. However, cash may be utilized to pay future dividends and/or for the redemption of the preferred stock. In addition, in each instance, the components are accrued over the life of the convertible preferred stock using the effective interest method.

        The beneficial conversion feature to be accreted over the term of the convertible preferred stock was estimated to be $23.4 million. The beneficial conversion feature is the difference between the proceeds received from the issuance of the series A and series B convertible preferred stock, net of commitment fees, and the deemed fair market value at the closing of the Company's common stock into which the series A and series B convertible preferred stock is convertible. The deemed fair market value of the Company's common stock was calculated based upon the average price of the Company's common stock on March 19, 2003 of $2.93 per share.

Secondary Offering of Common Stock and Conversion of Mandatorily
Redeemable Convertible Preferred Stock:

        In December 2004, certain shareholders of the Company completed a secondary offering of 24,149,998 shares of Hexcel's common stock and in connection with such offering a portion of the Company's mandatorily redeemable convertible preferred stock was converted into common stock. Common shares offered included 11,100,086 shares offered by affiliates of the Goldman Sachs Group, Inc., and 13,049,912 shares offered equally by affiliates of Berkshire Partners LLC and Greenbriar Equity Group LLC. The shares offered by affiliates of Berkshire Partners LLC and Greenbriar Equity Group LLC were obtained upon the conversion of 23,916 shares of series A and 77,875 shares of series B mandatorily redeemable convertible preferred stock. The Company received no net proceeds from this offering.

        In connection with the offering of common shares and the conversion of mandatorily redeemable convertible preferred stock, the Company recorded two non-recurring charges in the fourth quarter of 2004. A non-cash charge of $12.9 million related to the conversion of a portion of the mandatorily redeemable convertible preferred stock was recorded. The charge represents the pro-rata portion of the unamortized beneficial conversion feature, issuance discount and deferred costs remaining from the original issuance of the securities. This charge has been included in "deemed preferred dividends and accretion" in the consolidated statements of operations. In addition, the Company recorded transaction costs of $1.1 million related to the secondary offering. The $1.1 million of transaction costs have been included in selling, general and administrative expenses in the consolidated statements of operations.

        Assuming that the closing price of the Company's common stock for the trailing 60 consecutive days prior to March 20, 2006 exceeds $9.00 per share, pursuant to terms of the series A and series B convertible preferred stock, a mandatory conversion event would occur on March 20, 2006 and the outstanding series A preferred stock and series B preferred stock automatically convert into the Company's common stock. Upon conversion the Company would recognize a non-cash charge of $21.2 million. The charge would represent the write-off of the remaining unamortized beneficial conversion feature, issuance discount and deferred costs remaining from the original issuance of the securities and would be included in "deemed preferred dividends and accretion" in the consolidated statements of operations (see Note 14).

Note 11—Related Parties

        On December 19, 2000, investment funds controlled by The Goldman Sachs Group, Inc. (the "Goldman Sachs Investors") completed a purchase of approximately 14.5 million of the approximately 18 million shares of Hexcel common stock owned by Ciba Specialty Chemicals

Holding, Inc. and certain of its affiliates. At such time, the shares acquired by the Goldman Sachs Investors represented approximately 39% of Hexcel's outstanding common stock. In addition, the Company and the Goldman Sachs Investors entered into a governance agreement that became effective on December 19, 2000. Under this governance agreement, the Goldman Sachs Investors have the right to, among other things, designate up to three directors to sit on the Company's board of directors.

        On March 19, 2003, Hexcel issued 47,125 shares of series A convertible preferred stock and 47,125 shares of series B convertible preferred stock to the Goldman Sachs Investors for a cash payment of approximately $47.1 million. This issuance of preferred stock enabled the Goldman Sachs Investors to maintain their current percentage ownership interest in Hexcel's voting securities, consistent with their rights under the governance agreement entered into with Hexcel in 2000. On December 20, 2004, the Goldman Sachs investors sold 11,100,086 shares of Hexcel common stock in a public offering. As of December 31, 2004, the Goldman Sachs Investors held capital stock representing approximately 24.6% of Hexcel's outstanding voting power.

        Also on March 19, 2003, Hexcel issued 77,875 shares of series A convertible preferred stock and 77,875 shares of series B convertible preferred stock to affiliates of Berkshire Partners LLC and Greenbriar Equity Group LLC (the "Berkshire/Greenbriar Investors") for a cash payment of approximately $77.9 million. On December 20, 2004, the Berkshire/Greenbriar Investors converted 14,466 shares of series A convertible preferred stock, and all 77,875 shares of their series B convertible preferred stock, into an aggregate of 9,899,914 shares of Hexcel common stock, and sold all such shares of common stock in a public offering. On December 23, 2004, the Berkshire/Greenbriar Investors converted an additional 9,450 shares of series A convertible preferred stock into 3,149,998 shares of Hexcel common stock, and sold all such shares of common stock in a public offering. As of December 31, 2004, the Berkshire/Greenbriar Investors held approximately 19.9% of Hexcel's outstanding voting power.

        In conjunction with the aforementioned transactions, Hexcel and the Berkshire/Greenbriar Investors entered into a stockholders agreement, which gives the Berkshire/Greenbriar Investors the right to nominate up to two directors (of a total of ten) to Hexcel's board of directors and certain other rights. Under an amended governance agreement, the Goldman Sachs Investors will continue to have the right to nominate up to three directors. Both the stockholders agreement and the amended governance agreement require that the approval of at least six directors, including at least two directors not nominated by the Berkshire/Greenbriar Investors or the Goldman Sachs Investors, be obtained for board actions generally.

        In connection with the Company's refinancing on March 19, 2003 an affiliate of the Goldman Sachs Investors performed underwriting services in connection with the Company's private offering (under Rule 144A) of the 9.875% Senior Secured Notes due 2008 and received $2.3 million for such services (see Note 8). In December 2004, an affiliate of the Goldman Sachs Investors performed underwriting services in connection with the public sale by the Goldman Sachs Investors and the Berkshire/Greenbriar Investors of an aggregate of 24,149,998 shares of Hexcel common stock and received $4.7 million for such services. On February 1, 2005, an affiliate of the Goldman Sachs Investors performed underwriting services in connection with the Company's private offering (under Rule 144A) of its 6.75% Senior Subordinated Notes due 2015 and received $2.4 million for such services (see Notes 2, 8 and 10).

Note 12—Retirement and Other Postretirement Benefit Plans

        Hexcel maintains qualified and nonqualified defined benefit retirement plans covering certain current and former U.S. and European employees and directors, as well as retirement savings plans covering eligible U.S. employees. The defined benefit retirement plans are generally based on years of service and employee compensation under either a career average or final pay benefits method, except as described below. The Company also participates in a union sponsored multi-employer pension plan covering certain U.S. employees with union affiliations.

        Under the retirement savings plans, eligible U.S. employees can contribute up to 16% of their compensation to an individual 401 (k) retirement savings account. Hexcel makes matching contributions equal to 50% of employee contributions, not to exceed 3% of employee compensation. The Company also makes profit sharing contributions when it meets or exceeds certain performance targets, which are set annually.

        Effective December 31, 2000, the Company made certain changes to its U.S. retirement benefit plans that were intended to improve the flexibility and visibility of future retirement benefits for employees. These changes included an increase in the amount that the Company contributed to individual 401(k) retirement savings accounts and an offsetting curtailment of the Company's U.S. qualified defined benefit retirement plan ("U.S. Qualified Plan"). Beginning January 1, 2001, the Company started to contribute an additional 2% to 3% of each eligible employee's salary to an individual 401(k) retirement savings account, depending on the employee's age. This increases the maximum contribution to individual employee savings accounts to between 5% and 6% per year, before any profit sharing contributions. Offsetting the estimated incremental cost of this additional benefit, participants in the Company's U.S. Qualified Plan no longer accrued benefits under this plan after December 31, 2000, and no new employees will become participants. However, employees retained all benefits earned under this plan as of that date.

U.S. Defined Benefit Retirement Plans

        The Company has developed an asset allocation policy for the U.S. Qualified Plan with consideration of the following long-term investment objectives: achieving a return on plan assets consistent with the funding requirements of the plan, maximizing portfolio return with expected total portfolio returns of 6.5% 7.5%, and minimizing the impact of market fluctuations on the fair value of the plan assets.

        The Company's U.S. Qualified Plan's actual and target asset allocations based upon its investment policy as of December 31, 2004 and 2003 were as follows:

	Actual
	2004	2003	Policy Range
Asset Class:
Equities	58%	55%	45%—65%
Fixed Income	42%	44%	30%—50%
Cash	0%	1%	2%—10%

        Cash is below target levels due to a high concentration of lump sum payments in 2004 and 2003. In 2004, the Company made additional contributions of $1.6 million to the plan to fund lump sum payments.

        In addition to the broad asset allocations described above, the following investment policies apply to individual asset classes: equity investments can include common and preferred securities, American Depository Receipts, as well as mutual funds in such securities. The portfolios are required to be diversified among industries and economic sectors. No more than 10% of the plan's assets may be in illiquid securities. To enhance diversification and liquidity, equity investments have been directed into mutual funds. Short sales, margin purchases and similar speculative transactions are prohibited. Fixed income investments are oriented toward risk adverse, investment grade securities. The short-term portion of the portfolio will be invested in high-grade commercial paper (rated A 1 and P 1), treasury bills, and short-term repurchase agreements (collateralized by U.S. Treasury or Agency issue or commercial paper), approved bankers' acceptances and approved domestic certificates of deposit of banks. Longer term fixed income purchases will be limited to issues rated at or above BBB- by Standard & Poor's and Baa3 by Moody's, while the entire portfolio must have a minimum overall rating of AA by both rating agencies. Short sales, margin purchases and similar speculative transactions are prohibited. The portfolio should compare favorably to the Lehman Bros. Aggregate Index over a 5 year period.

        The Company uses its long-term historical actual return experience, future expectations of long-term investment returns for each asset class, and the target asset allocation of the asset portfolio to develop the expectedlong-term rate of return assumptions used in the net periodic cost calculations of its U.S. Qualified Plan. As a result of an annual review of historical returns, market trends and recent asset allocations, the expected long-term rate of return for the 2005 plan year will remain at 7.5%.

        The Company's funding policy for the U.S. Qualified Plan is to contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws, plus such additional amounts that may be considered appropriate. Although no minimum funding contributions are required in 2005, the Company plans to contribute approximately $1.5 million to the U.S. Qualified Plan to fund expected lump sum payments.

        The Company's funding policy for the nonqualified defined benefit retirement plans covering certain current and former U.S. employees and directors is generally to pay benefits as they are incurred. Under the provisions of these plans, the Company expects to contribute approximately $0.3 million in 2005 to cover unfunded benefits.

U.S. Postretirement Plans

        In addition to defined benefit and retirement savings plan benefits, Hexcel also provides certain postretirement health care and life insurance benefits to eligible U.S. retirees. Depending upon the plan, benefits are available to eligible employees who retire on or after age 58 or 65 after rendering a minimum of 15 years or 25 years of service to Hexcel. The Company's funding policy for the U.S. Postretirement Plans is generally to pay covered expenses as they are incurred. Under the provisions of these plans, the Company expects to contribute approximately $1.9 million in 2005 to cover unfunded benefits.

        On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") was enacted by U.S. lawmakers. The Act, among other things, introduces a prescription drug benefit under Medicare and a non-taxable federal subsidy paid to sponsors of postretirement benefit plans that provide retirees with a drug benefit at least "actuarially equivalent" to these new benefits under Medicare. In May 2004, the FASB issued Staff Position No. FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("FAS 106-2"), which provides guidance on the accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act (the "Act") to employers that sponsor postretirement health care plans that provide prescription drug benefits. In its guidance as provided by FAS 106-2, the FASB concluded that the favorable impact of the Act on the accumulated benefit obligation and net periodic postretirement benefit cost on or after the date of enactment should be reflected in a company's financial statements. The Company has reviewed the impact of FAS 106-2 on its postretirement benefit plans and has concluded that the enactment of the Act was not a significant event for its plans. As such, the effects of the Act will be incorporated in the valuation to be performed at the Company's next plan valuation date, December 31, 2004.

European Defined Benefit Retirement Plans

        The Company maintains defined benefit retirement plans in the United Kingdom, Belgium and Austria covering certain employees and directors of its subsidiaries in those countries. The defined benefit plan in the United Kingdom (the "U.K. Plan") is the largest of the European plans. Consistent with practices in that country, assets in the U.K. Plan are invested principally in equities. As of December 31, 2004, 99% of the total assets in the U.K. Plan were invested in equities. Equity investments are made with the objective of achieving a return on plan assets consistent with the funding requirements of the plan, maximizing portfolio return with expected total portfolio returns of 7.5%—8.0%, and minimizing the impact of market fluctuations on the fair value of the plan assets. The Company uses its long-term historical actual return experience to develop the expected long-term rate of return assumptions used in the net periodic cost calculations of its U.K. Plan. As a result of an annual review of historical returns and market trends, the expected long-term rate of return for the U.K. Plan for the 2005 plan year will be 8.0%. The Company plans to contribute approximately $2.1 million to the U.K. Plan during the 2005 plan year. The Company's Belgian and Austrian defined benefit plans are not significant.

Net Periodic Pension Expense

        Net periodic expense for Hexcel's U.S. and European qualified and nonqualified defined benefit pension plans and its U.S. retirement savings plans for the three years ended December 31, 2004, was:

(in millions)	2004	2003	2002
Defined benefit retirement plans	$7.5	$6.1	$6.8
Union sponsored multi-employer pension plan	0.1	0.2	0.2
Retirement savings plans-matching contributions	5.6	5.4	4.5
Retirement savings plans, profit sharing and incentive contributions	10.1	8.0	6.5

Net periodic expense	$23.3	$19.7	$18.0

Defined Benefit Retirement and Postretirement Plans

        Net periodic cost of Hexcel's defined benefit retirement and postretirement plans for the three years ended December 31, 2004, were:

(in millions) Defined Benefit Retirement Plans	U.S. Plans			European Plans
	2004	2003	2002	2004	2003	2002
Service cost	$0.9	$0.7	$0.7	$2.9	$1.9	$4.3
Interest cost	1.8	1.7	1.6	4.8	4.0	3.0
Expected return on plan assets	(1.1)	(1.1)	(1.4)	(4.8)	(3.8)	(4.1)
Net amortization and deferral	1.0	0.7	0.5	1.2	1.4	1.7

Sub-total	2.6	2.0	1.4	4.1	3.5	4.9
Curtailment and settlement (gain) loss	0.8	0.9	0.5	—	(0.3)	—

Net periodic pension cost	$3.4	$2.9	$1.9	$4.1	$3.2	$4.9

Postretirement Plans	2004	2003	2002
Service cost	$0.3	$0.2	$0.1
Interest cost	1.0	0.8	0.8
Net amortization and deferral	—	(0.3)	(0.5)
Curtailment and settlement	(0.2)	—	—

Net periodic postretirement benefit cost	$1.1	$0.7	$0.4

        The benefit obligation, fair value of plan assets, funded status, and amounts recognized in the consolidated financial statements for Hexcel's defined benefit retirement plans and postretirement plans, as of and for the years ended December 31, 2003 and 2002, were:

	Defined Benefit Retirement Plans
	U.S. Plans		European Plans		Postretirement Plans
(in millions)
	2004	2003	2004	2003	2004	2003
Change in benefit obligation:
Benefit obligation—beginning of year	$30.4	$25.9	$85.1	$66.5	$18.7	$13.0
Service cost	0.9	0.7	2.8	1.9	0.3	0.2
Interest cost	1.8	1.7	4.8	4.0	1.0	0.8
Plan participants' contributions	—	—	1.2	1.0	0.5	0.5
Amendments	—	—	—	—	(3.2)	0.3
Actuarial loss	2.4	4.4	1.6	5.4	1.4	6.3
Benefits paid	(0.4)	(0.4)	(1.7)	(1.9)	(2.0)	(2.4)
Curtailment and settlement gain	(1.4)	(1.9)		(0.5)	—	—
Currency translation adjustments	—	—	7.6	8.7	—	—

Benefit obligation—end of year	$33.7	$30.4	$101.4	$85.1	$16.7	$18.7

Change in plan assets:
Fair value of plan assets—beginning of year	$13.2	$11.8	$59.3	$47.5	$—	$—
Actual return on plan assets	1.2	2.0	6.2	4.8	—	—
Employer contributions	2.0	1.7	2.3	2.0	1.5	1.9
Plan participants' contributions	—	—	1.2	1.0	0.5	0.5
Benefits paid	(0.4)	(0.4)	(1.7)	(1.9)	(2.0)	(2.4)
Currency translation adjustments	—	—	5.1	6.1	—	—
Settlements	(1.6)	(1.9)	—	(0.2)	—	—

Fair value of plan assets—end of year	$14.4	$13.2	$72.4	$59.3	$—	$—

Reconciliation of funded status to net amount recognized:
Unfunded status	$(19.4)	$(17.2)	$(28.9)	$(25.8)	$(16.7)	$(18.7)
Unrecognized actuarial loss (gain)	12.5	11.4	32.9	31.1	4.7	(1.4)
Unamortized prior service cost (benefit)	1.8	2.0	—	—	(4.2)	3.5

Net amount recognized	$(5.1)	$(3.8)	$4.0	$5.3	$(16.2)	$(16.6)

Amounts recognized in Consolidated Balance Sheets:
Accrued benefit costs	$—	$—	$(3.8)	$(5.9)	$—	$—
Intangible asset	1.3	1.6	—	—	—	—
Accrued benefit liability	(17.3)	(15.9)	(0.2)	—	(16.2)	(16.6)
Accumulated other comprehensive income (before tax for European Plans)	10.9	10.5	8.0	11.2	—	—

Net amount recognized	$(5.1)	$(3.8)	$4.0	$5.3	$(16.2)	$(16.6)

        The measurement date used to determine the benefit obligations and plan assets of the defined benefit retirement and postretirement plans was December 31, 2004, with the exception of the U.K. Plan which had a measurement date of September 30, 2004.

        The total accumulated benefit obligation ("ABO") for the U.S. defined benefit retirement plans was $31.4 million and $28.9 million as of December 31, 2004 and 2003, respectively. The U.S. Qualified Plan's ABO exceeded plan assets by $9.3 million and $9.1 million as of December 31, 2004 and 2003, respectively. All other U.S. plans were unfunded. The U.K. Plan had an ABO in excess of plan assets. This plan's ABO was $69.2 million and $58.3 million as of December 31, 2004 and 2003, respectively. A minimum pension obligation was recorded to the extent such excesses exceed the liability recognized under the provisions of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions." Offsetting amounts were recorded in "intangible assets" to the extent of unrecognized prior service costs, with the remainder recorded in "accumulated other comprehensive income." Amortization of loss and other prior service costs is calculated on a straight-line basis over the expected future years of service of the plans' active participants.

        As of December 31, 2004 and 2003, the accrued benefit costs for the U.S. defined retirement plans and postretirement benefit plans were included in "accrued compensation and benefits" and "other non-current liabilities," respectively, in the accompanying consolidated balance sheets.

        Assumptions used to determine net periodic costs for the three years ended December 31, 2004, and estimate the actuarial present value of benefit obligations at December 31, 2004, 2003, and 2002 were as follows:

	2004	2003	2002
U.S. defined benefit retirement plans:
Discount rates	5.75%	6.0%	6.8%
Rate of increase in compensation	4.5%	4.5%	4.5%
Expected long-term rate of return on plan assets	7.5%	7.5%	9.0%
European defined benefit retirement plans:
Discount rates	5.3%—5.5%	5.3%—5.5%	5.3%—6.0%
Rates of increase in compensation	0.0%—4.0%	2.3%—4.0%	2.5%—3.8%
Expected long-term rates of return on plan assets	5.0%—8.0%	5.0%—8.0%	5.0%—7.8%
Postretirement benefit plans:
Discount rates	5.75%	6.0%	6.8%

        The annual rate of increase in the per capita cost of covered health care benefits is assumed to be 11.0% for medical and 5.0% for dental and vision for 2005. The medical rates are assumed to gradually decline to 5.0% by 2013, whereas dental and vision rates are assumed to remain constant at 5.0%.

        The following table presents the impact that a one-percentage-point increase and a one-percentage-point decrease in the assumed health care cost trend would have on the total of service and interest cost components, and on the postretirement benefit obligation:

(in millions)	2004	2003
One-percentage-point increase:
Effect on total service and interest cost components	$0.1	$0.1
Effect on postretirement benefit obligation	$1.0	$1.4
One-percentage-point decrease:
Effect on total service and interest cost components	$(0.1)	$(0.1)
Effect on postretirement benefit obligation	$(0.9)	$(1.2)

        The Company sets the long-term rate of return on its plan assets based upon actual return experience, future expectations of long-term investment returns, and its actual and targeted asset allocations. Discount rate assumptions are based upon rates available on high quality, fixed income debt instruments, and rates of increase in compensation are determined by the Company based upon its long-term plans for such increases and assumed inflation. For the postretirement health care and life insurance benefit plans, the Company reviews external data and its historical trends for health care costs to determine the health care cost trend rates. Retirement and mortality rates are based primarily on actual plan experience. Actual results that differ from the Company's assumptions are accumulated and amortized over future periods and, therefore, generally affect the net periodic costs and recorded obligations in such future periods. While the Company believes that the assumptions used are appropriate, significant changes in economic or other conditions, employee demographics, retirement and mortality rates, and investment performance may materially impact such costs and obligations.

Note 13—Income Taxes

        Income before income taxes and the provision for income taxes, for the three years ended December 31, 2004, were as follows:

(in millions)	2004	2003	2002
Income (loss) before income taxes:
U.S.	$21.5	$(7.3)	$(22.5)
International	17.4	11.1	30.2

Total income before income taxes	$38.9	$3.8	$7.7

Provision for income taxes:
Current:
U.S.	$0.8	$0.9	$—
International	11.5	7.8	9.6

Current provision for income taxes	12.3	8.7	9.6

Deferred:
U.S.	0.6	0.6	0.5
International	(1.7)	4.2	1.2

Deferred (benefit) provision for income taxes	(1.1)	4.8	1.7

Total provision for income taxes	$11.2	$13.5	$11.3

        A reconciliation of the provision for income taxes at the U.S. federal statutory income tax rate of 35% to the effective income tax rate, for the three years ended December 31, 2004, is as follows:

(in millions)	2004	2003	2002
Provision for taxes at U.S. federal statutory rate	$13.6	$1.3	$2.7
Foreign effective rate differential	4.2	0.2	0.2
Other permanent items	0.2	(0.8)	(0.1)
Valuation allowance	(6.8)	12.8	8.5

Total provision for income taxes	$11.2	$13.5	$11.3

        In 2004, 2003 and 2002, the Company received dividends of $15.4 million, $79.2 million and $74.0 million, respectively, from its foreign subsidiaries, which is taxable for U.S. income tax purposes. The taxable income resulting from the dividends is fully offset by net operating losses. This utilization of net operating losses resulted in a corresponding reduction in the valuation allowance. The tax effects of the dividends of $5.4 million, $27.7 million and $26.1 million in 2004, 2003 and 2002, respectively, have been netted against the valuation allowance in the above table.

        As of December 31, 2004 and 2003, the Company has made no U.S. income tax provision for undistributed earnings of international subsidiaries. Such earnings are considered to be permanently reinvested.

Deferred Income Taxes

        Deferred income taxes result from net operating loss carryforwards and temporary differences between the recognition of items for income tax purposes and financial reporting purposes. Principal components of deferred income taxes as of December 31, 2004 and 2003 were:

(in millions)	2004	2003
Net operating loss carryforwards	$45.2	$52.8
Reserves and other, net	26.7	25.0
Accelerated depreciation	(18.1)	(22.7)
Accelerated amortization	69.9	80.3
Unfunded pension liability	12.9	11.3
Valuation allowance (a)	(133.9)	(146.1)

Net deferred tax asset	$2.7	$0.6

(a)
The reduction in the valuation allowance in 2004 was primarily due to the utilization of the U.S. net operating losses to offset current year U.S. taxable income. These net operating losses had a full valuation allowance against them at December 31, 2003.

        The Company's U.S. operations have generated net operating losses ("NOL"). Through the first quarter of 2001, the Company recognized the benefit of these NOL carryforwards by increasing the deferred tax asset carried on its consolidated balance sheet.

        During the second quarter of 2001, the Company began to experience a sharp decline in revenues from its electronics market. As a result, the Company reevaluated its ability to continue to recognize a benefit for U.S. net operating losses generated, and determined to increase its tax provision rate through the establishment of a non-cash valuation allowance attributable to the currently generated U.S. net operating losses until such time as the U.S. operations return to consistent profitability. Due to the effect of significant events that occurred since such time, including the delay in anticipated recovery in the electronics market, anticipated reductions in commercial aircraft production, and a general weakening of the economy, along with the sizable impairments on certain long-lived assets recognized in the fourth quarter of 2001, the Company reduced its estimates for future U.S. taxable income during the carryforward period. As such, the Company established a full valuation allowance on its U.S. deferred tax assets, which resulted in a tax provision of $32.6 million in the fourth quarter of 2001 to record a valuation allowance on previously reported tax assets.

        During the fourth quarter of 2003, the Company increased its tax provision rate through the establishment of a $4.7 million non-cash valuation allowance on a deferred tax asset previously recognized by its Belgian subsidiary. Due to a weakening dollar and slower materialization of sales and margin improvements derived from recent manufacturing transformations, the Company reduced its estimates for future taxable income generated in Belgium during the carryforward period.

        The Company will continue to adjust its tax provision rate through the establishment, or release, of a non-cash valuation allowance attributable to currently generated U.S. and Belgian net operating income (losses) until such time as the U.S. and Belgian operations, respectively, generate sufficient taxable income to utilize the net operating losses in full. Deferred tax assets require a valuation allowance when it is more likely than not that some portion of the deferred tax assets may not be realized. The realization of the deferred tax assets is dependent upon the timing and magnitude of future taxable income prior to the expiration of the deferred tax attributes. The amount of the deferred tax assets considered realizable, however, could change if estimates of future taxable U.S. and Belgian income during the carry-forward period improve. As a result of the Company's 2005 refinancing of long-term debt (see Note 2), U.S. interest expense will decline and U.S. pre-tax income will increase in 2005 and in future periods. During 2005, the Company will evaluate the impact of the increase in U.S. pre-tax income on the realization of the U.S. deferred tax asset and as a result, the Company may reverse a portion of its valuation allowance.

Net Operating Loss Carryforwards

        As of December 31, 2004, Hexcel had net operating loss carryforwards for U.S. federal and Belgian income tax purposes of approximately $113.3 million and $16.9 million, respectively. On March 19, 2003, the Company completed a refinancing of its capital structure (see Notes 2, 8 and 10). As a result, the Company had an "ownership change" pursuant to IRC Section 382, which will limit the Company's ability to utilize net operating losses against future U.S. taxable income to $5.3 million per annum. The Company's U.S. net operating losses expire beginning 2019 and through 2023. The Company's foreign net operating losses can be carried forward without limitation.

Note 14—Stockholders' Equity (Deficit)

Common Stock Outstanding

(Number of shares in millions)	2004	2003	2002
Common stock:
Balance, beginning of year	40.0	39.8	39.4
Conversion of mandatorily redeemable convertible preferred stock	13.0	—	—
Activity under stock plans	2.0	0.2	0.4

Balance, end of year	55.0	40.0	39.8

Treasury stock:
Balance, beginning of year	1.3	1.3	1.2
Repurchased	0.1	—	0.1

Balance, end of year	1.4	1.3	1.3

Common stock outstanding	53.6	38.7	38.5

Stock-Based Incentive Plans

        Hexcel has various stock option and management incentive plans for eligible employees, officers, and directors. These plans provide for awards in the form of stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards. Options to purchase common stock are generally granted at the fair market value on the date of grant. Substantially all outstanding options have a ten-year term and generally vest over a three-year period, except that the vesting period may be accelerated under certain circumstances. At December 31, 2004, the aggregate number of shares of stock issuable under these plans was 12.5 million shares.

        As of December 31, 2004, 2003, and 2002, Hexcel had outstanding at each year end a total of 0.1 million performance accelerated restricted stock units ("PARS"). PARS are convertible to an equal number of shares of Hexcel common stock and generally vest at the end of a seven-year period (or upon the attainment of certain financial or stock performance objectives, if sooner), subject to certain events that may accelerate vesting. No PARS were converted into Hexcel common stock in 2004 or 2003, while 0.1 million PARS were converted into Hexcel common stock in 2002. No PARS were granted during the three years ended December 31, 2004.

        In each of the years ended December 31, 2004, 2003 and 2002, Hexcel granted 0.3 million restricted stock units to eligible officers and employees. Restricted stock units are convertible to an equal number of shares of Hexcel common stock and generally vest ratably over a three-year period. In 2003, 0.1 million restricted stock units vested and were converted to an equal number of common shares. In the first quarter 2004, 0.2 million restricted stock units vested and were converted into common shares. In addition, the Company's Chief Executive Officer received approximately 0.1 million shares of common stock in connection with his hiring in July 2001, restricted during a twenty-month vesting period. The restriction was removed from 20% of the shares in March 2002 and from the remaining 80% of the shares in March 2003.

        Compensation expense of $1.6 million, $0.8 million and $0.8 million was recognized in 2004, 2003 and 2002, respectively, in regards to the PARS, restricted stock units and the Chief Executive Officer's restricted stock. Compensation expense is recognized based on the quoted market price of Hexcel common stock on the date of grant. Refer to Note 1 for the pro forma disclosure required under FAS 123 that exemplifies the effects on net income (loss) available to common shareholders and net income (loss) per common share as if the Company had applied the fair value method of accounting for stock-based compensation.

        Stock option data for the years ended December 31, 2004, 2003 and 2002, was:

(in millions, except per share data)	Number of Options	Weighted Average Exercise Price
Options outstanding as of January 1, 2002	7.4	$10.62
Options granted	1.3	$2.66
Options exercised	—	$—
Options expired or canceled	(0.6)	$10.61

Options outstanding as of December 31, 2002	8.1	$8.81
Options granted	1.5	$3.06
Options exercised	(0.1)	$2.82
Options expired or canceled	(0.8)	$9.54

Options outstanding as of December 31, 2003	8.7	$8.26
Options granted	0.7	$7.42
Options exercised	(1.6)	$7.95
Options expired or canceled	(0.3)	$10.58

Options outstanding as of December 31, 2004	7.5	$8.31

The total number of options exercisable as of December 31, 2004, 2003 and 2002 were 5.1 million, 6.0 million and 5.9 million, respectively, at a weighted average exercise price per share of $9.59, $9.97 and $10.45, respectively.

        The following table summarizes information about stock options outstanding as of December 31, 2004 (in millions, except per share data):

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Options Outstanding	Weighted Average Remaining Life (in Years)	Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price
$1.37—2.74	1.0	7.05	$2.67	0.6	$2.63
$2.75—2.98	0.2	8.05	$2.97	0.1	$2.97
$2.99—3.13	1.1	8.02	$3.13	0.3	$3.13
$3.14—7.38	1.2	7.48	$6.64	0.5	$5.64
$7.38—10.31	0.7	5.36	$9.58	0.7	$9.58
$10.32—10.50	0.8	6.58	$10.50	0.4	$10.50
$10.51—11.88	0.4	3.90	$11.30	0.4	$11.30
$11.89—12.00	1.2	2.83	$12.00	1.2	$12.00
$12.01—29.63	0.9	1.53	$15.32	0.9	$15.32

$1.37—29.63	7.5	5.59	$8.31	5.1	$9.59

        The weighted average fair value of stock options granted during 2004, 2003 and 2002 was $4.20, $1.77 and $1.96, respectively, and was estimated using the Black-Scholes model with the following weighted-average assumptions:

	2004	2003	2002
Expected life (in years)	4	4	5
Interest rate	4.29%	3.12%	2.78%
Volatility	71.68%	78.09%	88.60%
Dividend yield	—	—	—

Employee Stock Purchase Plan ("ESPP")

        Hexcel maintains an ESPP, under which eligible employees may contribute up to 10% of their base earnings toward the quarterly purchase of the Company's common stock at a purchase price equal to 85% of the fair market value of the common stock on the purchase date. As of December 31, 2004, the number of shares of common stock reserved for future issuances under the ESPP was 0.2 million. During 2004, 2003 and 2002, an aggregate total of approximately 0.2 million shares of common stock were issued under the ESPP.

Secondary Offering of Common Stock and Conversion of Mandatorily Redeemable Convertible Preferred Stock

        In December 2004, the Company completed a secondary offering of 24,149,998 shares of Hexcel's common stock by certain of its shareholders and the related conversion of mandatorily redeemable convertible preferred stock. Common shares offered included 11,100,086 shares offered by affiliates of the Goldman Sachs Group, Inc., and 13,049,912 shares offered equally by affiliates of Berkshire Partners LLC and Greenbriar Equity Group LLC. The shares offered by affiliates of Berkshire Partners LLC and Greenbriar Equity Group LLC were obtained upon the conversion of 23,916 shares of series A and 77,875 shares of series B mandatorily redeemable convertible preferred stock.

        In connection with the offering of common shares and the conversion of mandatorily redeemable convertible preferred stock, the Company recorded two non-recurring charges in the fourth quarter of 2004. A non-cash charge of $12.9 million related to the conversion of a portion of the mandatorily redeemable convertible preferred stock was recorded. The charge represents the pro-rata portion of the unamortized beneficial conversion feature, issuance discount and deferred costs remaining from the original issuance of the securities. This charge has been included in "deemed preferred dividends and accretion" in the Consolidated Statements of Operations. In addition, the Company recorded transaction costs of $1.1 million related to the secondary offering. The $1.1 million of transaction costs have been included in selling, general and administrative expenses in the Consolidated Statements of Operations (see Note 10).

Note 15—Net Income (Loss) Per Common Share

        Computations of basic and diluted net income (loss) per common share for the years ended December 31, 2004, 2003 and 2002, are as follows:

(in millions, except per share data)	2004	2003	2002
Basic net income (loss) per common share:
Net income (loss)	$28.8	$(11.1)	$(13.6)
Deemed preferred dividends and accretion	(25.4)	(9.6)	—

Net income (loss) available to common shareholders	$3.4	$(20.7)	$(13.6)

Weighted average common shares outstanding	39.3	38.6	38.4
Basic net income (loss) per common share	$0.09	$(0.54)	$(0.35)
Diluted net income (loss) per common share:
Net income (loss)	$28.8	$(11.1)	$(13.6)
Deemed preferred dividends and accretion	(25.4)	(9.6)	—

Net income (loss) available to common shareholders	$3.4	$(20.7)	$(13.6)

Plus: Deemed preferred dividends and accretion	—	—	—
Net income (loss) available to common shareholders plus assumed conversions	$3.4	$(20.7)	$(13.6)

Weighted average common shares outstanding—Basic	39.3	38.6	38.4
Plus incremental shares from assumed conversions:
Restricted stock units	0.5	—	—
Stock options	2.3	—	—
Mandatorily redeemable convertible preferred stock	—	—	—

Weighted average common shares outstanding—Diluted	42.1	38.6	38.4
Diluted net income (loss) per common share	$0.08	$(0.54)	$(0.35)

        The Company's convertible subordinated debentures, due 2011, were excluded from the computation of diluted net income (loss) per common share for the years ended December 31, 2004, 2003 and 2002 as it was anti-dilutive. Also, the Company's mandatorily redeemable convertible preferred stock was excluded from the computation of diluted net income (loss) per common share for the years ended December 31, 2004 and 2003 as it was anti-dilutive. A portion of the Company's stock options were excluded from the computation of diluted net income per common share for the year ended December 31, 2004 and all of the stock options and restricted stock were excluded from the computation of diluted net loss per common share for the year ended December 31, 2003 as they were anti-dilutive. In addition, the Company's convertible subordinated notes, due 2003, were excluded from this computation of diluted net loss per common share for the year ended December 31, 2002 as it was anti-dilutive. The convertible subordinated notes, due 2003, were repaid in full on March 19, 2003.

Note 16—Derivative Financial Instruments

Interest Rate Swap Agreements

        In the fourth quarter of 2003, the Company entered into interest rate swap agreements for an aggregate notional amount of $100.0 million. The interest rate swap agreements effectively convert the fixed interest rate of 9.75% on $100.0 million of the Company's senior subordinated notes, due 2009, into variable interest rates. The variable interest rates payable by the Company in connection with the swap agreements range from LIBOR + 6.12% to LIBOR + 6.16%, and are reset semiannually on January 15 and July 15 of each year the swap agreements are in effect. Interest payment dates under the swap agreements of January 15 and July 15 match the interest payment dates set by the senior subordinated notes. The interest rate swap agreements mature on January 15, 2009, the maturity date of the senior subordinated notes. The swap agreements are cancelable at the option of the fixed rate payer under terms that mirror the call provisions of the senior subordinated notes, due 2009. The aggregate fair value and carrying amount of these swap agreements was a reduction in notes payable of $1.4 million and $0.5 million as of December 31, 2004 and 2003, respectively. For 2004 and 2003, hedge ineffectiveness was immaterial. A net gain of $2.0 million and $0.5 million was recognized as a component of "interest expense" for 2004 and 2003, respectively.

Cross-Currency Interest Rate Swap Agreement

        In 2003, the Company entered into a cross-currency interest rate swap agreement, which effectively exchanges a loan of 12.5 million Euros at a fixed rate of 7% for a loan with a notional amount of $13.5 million at a fixed rate of 6.02% over the term of the agreement expiring December 1, 2007. The Company entered into this agreement to effectively hedge interest and principal payments relating to an intercompany loan denominated in Euros. The fair value and carrying amount of this swap agreement was $3.6 million and $2.5 million at December 31, 2004 and 2003, respectively. During 2004 and 2003, hedge ineffectiveness was immaterial. A net loss of $0.5 million for the years ended December 31, 2004 and 2003, was recognized as a component of "comprehensive income (loss)." Over the next twelve months, no material unrealized losses recorded in "accumulated other comprehensive loss" relating to this agreement are expected to be reclassified into earnings.

Foreign Currency Forward Exchange Contracts

        A number of the Company's European subsidiaries are exposed to the impact of exchange rate volatility between the U.S. dollar and the subsidiaries' functional currencies, being either the Euro or the British Pound Sterling. In 2001, Hexcel entered into a number of foreign currency forward exchange contracts to exchange U.S. dollars for Euros at fixed rates on specified dates through March 2005. During the fourth quarter of 2003, Hexcel entered into similar contracts to also exchange U.S. dollars for Euros through March 2005. The aggregate notional amount of these contracts was $18.2 million and $62.9 million at December 31, 2004 and 2003, respectively. The purpose of these contracts is to hedge a portion of the forecasted transactions of European subsidiaries under long-term sales contracts with certain customers. These contracts are expected to provide the Company with a more balanced matching of future cash receipts and expenditures by currency, thereby reducing the Company's exposure to fluctuations in currency exchange rates. For the three years ended December 31, 2004, hedge ineffectiveness was immaterial.

        The activity in "accumulated other comprehensive income (loss)" related to foreign currency forward exchange contracts for the years ended December 31, 2004, 2003 and 2002 was as follows:

(in millions)	2004	2003	2002
Unrealized gains at beginning of period	$6.4	$2.3	$(4.0)
(Gains) losses reclassified to net sales	(6.7)	(1.9)	0.1
Increase in fair value	1.6	6.0	6.2

Unrealized gains at end of period	$1.3	$6.4	$2.3

        Unrealized gains of $1.3 million recorded in "accumulated other comprehensive income," net of tax, as of December 31, 2004 are expected to be reclassified into earnings over the next twelve months as the hedged sales are recorded. With the change in the value and amount of hedges in place between December 31, 2003 and December 31, 2004, the benefit derived from hedging will be lower in 2005 than it was in 2004.

Foreign Currency Options

        Consistent with its strategy to create cash flow hedges of foreign currency exposures, the Company purchased foreign currency options to exchange U.S. dollars for British Pound Sterling during 2004. The nominal amount of the options is $10.0 million.

Note 17—Commitments and Contingencies

        Hexcel is involved in litigation, investigations and claims arising out of the normal conduct of its business, including those relating to commercial transactions, environmental, employment, health and safety matters. The Company estimates and accrues its liabilities resulting from such matters based on a variety of factors, including the stage of the proceeding; potential settlement value; assessments by internal and external counsel; and assessments by environmental engineers and consultants of potential environmental liabilities and remediation costs. Such estimates may or may not include potential recoveries from insurers or other third parties and are not discounted to reflect the time value of money due to the uncertainty in estimating the timing of the expenditures, which may extend over several years.

        While it is impossible to ascertain the ultimate legal and financial liability with respect to certain contingent liabilities and claims, the Company believes, based upon its examination of currently available information, its experience to date, and advice from legal counsel, that the individual and aggregate liabilities resulting from the ultimate resolution of these contingent matters, after taking into consideration its existing insurance coverage and amounts already provided for, will not have a material adverse impact on the Company's consolidated results of operations, financial position or cash flows.

Environmental Claims and Proceedings

        The Company is subject to numerous federal, state, local and foreign laws and regulations that impose strict requirements for the control and abatement of air, water and soil pollutants and the manufacturing, storage, handling and disposal of hazardous substances and waste. These laws and regulations include the Federal Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA" or "Superfund"), the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, and analogous state and foreign laws and regulations, as well as the Toxic Substance Control Act and similar foreign laws and regulations. Regulatory standards under these environmental laws and regulations have tended to become increasingly stringent over time.

        Hexcel has been named as a potentially responsible party ("PRP") with respect to several hazardous waste disposal sites that it does not own or possess, which are included on, or proposed to be included on, the Superfund National Priority List of the U.S. Environmental Protection Agency ("EPA") or on equivalent lists of various state governments. Because CERCLA allows for joint and several liability in certain circumstances, the Company could be responsible for all remediation costs at such sites, even if it is one of many PRPs. The Company believes, based on the amount and the nature of its waste, and the number of other financially viable PRPs, that its liability in connection with such matters will not be material.

        Pursuant to the New Jersey Industrial Site Recovery Act, Hexcel entered into a Remediation Agreement to pay for the environmental remediation of a manufacturing facility it owns and formerly operated in Lodi, New Jersey. Hexcel has commenced remediation of this site in accordance with an approved plan, however, the ultimate cost of remediating the Lodi site will depend on developing circumstances.

        In October 2003, Hexcel, along with 66 other entities, received a directive from the New Jersey Department of Environmental Protection ("NJDEP") that requires the entities to assess whether operations at various New Jersey sites, including Hexcel's Lodi facility, caused damage to natural resources in the Lower Passaic River watershed. In February 2004, Hexcel received a similar general notice letter from the EPA which requests Hexcel, along with 42 other entities, to consider helping to finance an estimated $10 million EPA study of environmental conditions in the Lower Passaic River watershed. Hexcel believes it has viable defenses to the EPA and NJDEP claims and Hexcel expects that many yet unnamed parties also will receive directives and/or notices from the NJDEP and EPA, respectively. Hexcel's ultimate liability, if any, under these claims cannot be determined at this time.

        Hexcel was party to a cost-sharing agreement regarding the operation of certain environmental remediation systems necessary to satisfy a post-closure care permit issued to a previous owner of the Company's Kent, Washington, site by the EPA. Under the terms of the cost-sharing agreement, the Company was obligated to reimburse the previous owner for a portion of the cost of the required remediation activities. The Company determined that the cost-sharing agreement terminated in December 1998, however, the other party disputes this determination.

        The Company's estimate of its liability as a PRP and the remaining costs associated with its responsibility to remediate the Lodi, New Jersey, and Kent, Washington sites is accrued in its consolidated balance sheets. As of December 31, 2004 and 2003, the Company's aggregate environmental related accruals were $4.1 million and $4.0 million, respectively. As of December 31, 2004 and 2003, $1.0 million and $1.3 million, respectively, were included in accrued liabilities, with the remainder included in other non-current liabilities. As related to certain of its environmental matters, the Company's accrual was estimated at the low end of a range of possible outcomes since there was no better point within the range. If the Company had accrued for these matters at the high end of the range of possible outcomes, the Company's accruals would have been $1.6 million and $1.3 million higher at December 31, 2004 and 2003, respectively. These accruals can change significantly from period to period due to such factors as additional information on the nature or extent of contamination, the methods of remediation required, changes in the apportionment of costs among responsible parties and other actions by governmental agencies or private parties, or the impact, if any, of the Company being named in a new matter.

        Environmental remediation spending charged directly to the Company's reserve balance for 2004, 2003 and 2002, was $1.0 million, $2.4 million and $1.4 million, respectively. In addition, the Company's operating costs relating to environmental compliance were $6.0 million, $4.9 million and $4.4 million, for 2004, 2003 and 2002, respectively, and were charged directly to expense. Capital expenditures for environmental matters approximated $1.1 million, $0.7 million and $0.9 million for 2004, 2003 and 2002, respectively. The Company expects the level of spending on remediation, environmental compliance and capital spending in 2005 to approximate spending levels in prior years.

Other Proceedings

        Hexcel has been advised that the Antitrust Division of the United States Department of Justice has closed its investigation of the carbon fiber and carbon fiber prepreg industries which commenced in 1999. No indictments have been issued in the case to the Company or any of its employees or representatives.

        As a result of the investigations, in 1999 Hexcel, along with others in the industry, were joined in a class action lawsuit alleging antitrust violations in the sale of carbon fiber, carbon fiber industrial fabrics and carbon fiber prepreg (Thomas & Thomas Rodmakers, Inc. et. al. v. Newport Adhesives and Composites, Inc., et. al., Amended and Consolidated Class Action Complaint filed October 4, 1999, United States District Court, Central District of California, Western Division, CV 99 07796 GHK (CTx)). On August 26, 2004, Hexcel entered into a stipulation of settlement with the plaintiffs in the Thomas & Thomas Rodmakers, Inc. federal class action for $7.0 million. The settlement was approved by the court on January 31, 2005 and the Company has paid the settlement amount in full. Hexcel denied and continues to deny the allegations in this case, but believes that the costs of continuing defense outweighed the costs of settlement.

        Of the eleven companies that have opted out of the class in the Thomas & Thomas Rodmakers, Inc. case, one, Horizon Sports Technologies, Inc., has filed a case on its own behalf, with similar allegations (Horizon Sports Technologies, Inc., v. Newport Adhesives and Composites, Inc., et. al., First Amended Complaint filed October 15, 2002, United States District Court, Central District of California, Southern Division, CV 99 7796 (FMC) (RNBx) (C.D. Cal)). The Company is not in a position to predict the outcome of the lawsuit, but believes that the lawsuit is without merit as to the Company. The Company has entered into statue of limitation tolling agreements with two of the opt out companies and with one co-defendant that also purchased product of the alleged conspiracy.

        The Company has also been joined as a party in numerous class action lawsuits in California and in Massachusetts spawned by the Thomas & Thomas Rodmakers, Inc. class action. These actions also allege antitrust violations and are brought on behalf of purchasers located in California and in Massachusetts, respectively, who indirectly purchased carbon fiber products. The California cases have been ordered to be coordinated in the Superior Court for the County of San Francisco and are currently referred to as Carbon Fibers Cases I, II and III, Judicial Council Coordinator Proceeding Numbers 4212, 4216 and 4222. The California cases are Lazio v. Amoco Polymers Inc., et.al., filed August 21, 2000; Proiette v. Newport Adhesives and Composite, Inc. et. al., filed September 12, 2001; Simon v. Newport Adhesives and Composite, Inc. et. al., filed September 21, 2001; Badal v. Newport Adhesives and Composite, Inc. et.al., filed September 26, 2001; Yolles v. Newport Adhesives and Composite, Inc. et.al., filed September 26, 2001; Regier v. Newport Adhesives and Composite, Inc. et.al., filed October 2, 2001; and Connolly v. Newport Adhesives and Composite, Inc. et.al., filed October 4, 2001; Elisa Langsam v Newport Adhesives and Composites, Inc, et al., filed October 4, 2001; Jubal Delong et al. v Amoco Polymers, Inc. et al., filed October 26, 2001; and Louis V. Ambrosio v Amoco Polymers, Inc. et. al., filed October 25, 2001. The Massachusetts case is Ostroff v. Newport Adhesives and Composites, Inc. et. al., filed June 7, 2002 in the Superior Court Department of the Trial Court of Middlesex, Massachusetts, Civil Action No. 02 2385. The Company is not in a position to predict the outcome of these lawsuits, but believes that the lawsuits are without merit as to the Company.

        In 1999, a qui tam case was filed under seal by executives of Horizon Sports Technologies, Inc. alleging that Boeing and other prime contractors to the United States Government and certain carbon fiber and carbon fiber prepreg manufacturers, including the Company, submitted claims for payment to the U.S. Government which were false or fraudulent because the defendants knew of the alleged conspiracy to fix prices of carbon fiber and carbon prepreg described in the above cases (United States ex rel. Beck, v. Hexcel Corp., et al., filed July 27, 1999, in the United States District Court for the Southern District of California, Civil Action No. 99 CV- 1557 (BEN) (JMA) (S.D. Cal.)). The case was unsealed in 2002 when the U.S. advised that it was unable to decide whether to intervene in the case based on the information available to it at that time and the Relators served the Company and other defendants. The Company is not in a position to predict the outcome of the lawsuit, but believes that the lawsuit is without merit as to the Company.

        In 2004, Hercules Incorporated ("Hercules"), a defendant in the above cases, filed an action against the Company seeking a declaratory judgment that, pursuant to a 1996 Sale and Purchase

Agreement between Hercules and the Company, (whereby the Company acquired the carbon fiber and prepreg assets of Hercules), the Company is required to defend and indemnify Hercules against any liabilities of Hercules alleged in these cases (Hercules Incorporated v. Hexcel Corporation, Supreme Court of the State of New York, County of New York, No. 604098/04). The Company is not in a position to predict the outcome of the lawsuit, but believes it is without merit.

Letters of Credit

        Letters of credit are purchased guarantees that ensure the performance or payment to third parties in accordance with specified terms and conditions. The Company had $24.3 million and $23.5 million letters of credit outstanding at December 31, 2004 and 2003, respectively, of which $11.1 million was issued in support of a loan to the Company's BHA Aero joint venture in China.

        During the fourth quarter of 2004, BHA Aero Composites Parts Co. ("BHA Aero") and its equity owners (Hexcel, Boeing International Holdings, Ltd. ("Boeing") and China Aviation Industry Corp. 1 ("AVIC")) reached an agreement on the re-capitalization of BHA Aero and a refinancing of BHA Aero's third party loans. Pursuant to the terms of the agreement, Hexcel and Boeing agreed to purchase newly issued registered capital of BHA Aero for $7.5 million in cash, resulting in an increase in each of their respective ownership interests from 33.33% to 40.48%. Upon the completion of the equity investment, BHA Aero will refinance its existing bank loans with a new five year bank term loan. The new five year bank term loan will be supported by guarantees from Boeing and AVIC. In addition, as part of the refinancing, Hexcel has agreed to reimburse Boeing and AVIC for a proportionate share of the losses they would incur if their guarantees of the new bank loan were to be called, up to a limit of $6.1 million. Upon completion of the refinancing, Hexcel's standby letter of credit of $11.1 million, which supports BHA Aero's current bank loan, would terminate and would not be reissued. On January 19, 2005, Hexcel and Boeing made their respective cash equity investments of $7.5 million in BHA Aero. The refinancing of BHA Aero's bank debt was completed on January 26, 2005, and Hexcel's standby letter of credit terminated on February 15, 2005 (see Note 7).

Guarantees

        On January 1, 2003, the Company adopted the recognition and measurement provisions of FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," (FIN 45"). FIN 45 requires recognition of an initial liability for the fair value of an obligation assumed by issuing a guarantee and is applicable on a prospective basis to all guarantees issued of modified after December 31, 2002. The adoption of FIN 45 did not have a material effect on the consolidated financial statements.

        On January 20, 2005, Hexcel entered into a letter of awareness whereby Hexcel became contingently liable to pay DIC up to $1.8 million with respect to DHL's new debt obligations under certain circumstances (see Note 7).

Product Warranty

        The Company provides for an estimated amount of product warranty at the time revenue is recognized. This estimated amount is provided by product and based on historical warranty experience. In addition, the Company periodically reviews its warranty accrual and records any adjustments as deemed appropriate. Warranty expense for the years ended December 31, 2004, 2003 and 2002, and accrued warranty cost, included in "other accrued liabilities" in the consolidated balance sheets at December 31, 2004 and 2003, were as follows:

(in millions)	Product Warranties
Balance as of January 1, 2002	$5.0
Warranty expense	2.9
Deductions and other	(3.9)

Balance as of December 31, 2002	$4.0
Warranty expense	3.5
Deductions and other	(2.5)

Balance as of December 31, 2003	$5.0
Warranty expense	4.0
Deductions and other	(3.9)

Balance as of December 31, 2004	$5.1

Note 18—Supplemental Cash Flow

        Supplemental cash flow information, including non-cash financing and investing activities, for the years ended December 31, 2004, 2003 and 2002, consisted of the following:

(in millions)	2004	2003	2002
Cash paid for:
Interest	$47.1	$51.7	$59.3
Taxes	$10.4	$9.4	$8.4
Non-cash items:
Conversion of mandatorily redeemable convertible preferred stock	$40.9	$—	$—
Common stock issued under incentive plans	$0.6	$0.4	$2.0

Note 19—Comprehensive Income (Loss)

        Comprehensive income (loss) represents net income (loss) and other gains and losses affecting shareholders' equity (deficit) that are not reflected in the consolidated statements of operations. The components of accumulated other comprehensive income (loss) as of December 31, 2004 and 2003 were as follows:

(in millions)	2004	2003
Currency translation adjustments	$33.5	$20.5
Minimum pension obligations	(15.4)	(17.6)
Net unrealized gains on financial instruments	0.3	5.9

Accumulated other comprehensive income	$18.4	$8.8

Note 20—Segment Information

        The financial results for Hexcel's business segments have been prepared using a management approach, which is consistent with the basis and manner in which Hexcel management internally segregates financial information for the purposes of assisting in making internal operating decisions. Hexcel evaluates performance based on operating income and generally accounts for intersegment sales based on arm's-length prices. Corporate and other expenses are not allocated to the business segments, except to the extent that the expenses can be directly attributed to the business segments. Accounting principles used in the segment information are the same as those used for the consolidated financial statements. Hexcel's business segments and related products are as follows:

        Reinforcements:    This segment manufactures and sells industrial fabrics and other specialty reinforcement products produced from carbon, glass and aramid fibers. These reinforcement products comprise the foundation of most composite materials, parts and structures. The segment weaves electronic fiberglass fabrics that are a substrate for printed wiring boards. All of the Company's electronics sales come from reinforcement fabric sales. This segment also sells products for industrial applications such as body armor, composite reinforcement, and decorative blinds and screens. In addition, this segment sells to the Company's Composites business segment, and to other third-party customers in the commercial aerospace and space and defense markets.

        Composites:    This segment manufactures and sells carbon fibers and composite materials, including prepregs, honeycomb, structural adhesives, sandwich panels and specially machined honeycomb parts, primarily to the commercial aerospace and space and defense markets, as well as to industrial markets. This segment also sells to the Company's Structures business segment.

        Structures:    This segment manufactures and sells a range of lightweight, high-strength composite structures to the commercial aerospace and space and defense markets.

        The following table presents financial information on the Company's business segments as of December 31, 2004, 2003 and 2002, and for the years then ended:

(in millions)	Reinforcements	Composites	Structures	Corporate/ Eliminations	Total
Third-Party Sales
2004	$319.4	$683.9	$71.2	$—	$1,074.5
2003	232.8	584.8	79.3	—	896.9
2002	217.9	532.4	100.5	—	850.8

Intersegment sales
2004	$103.3	$19.0	$—	$(122.3)	$—
2003	83.7	15.6	—	(99.3)	—
2002	70.3	17.2	—	(87.5)	—

Operating income (loss)
2004	$39.7	$89.1	$3.8	$(43.8)	$88.8
2003	16.2	66.8	4.2	(27.2)	60.0
2002	19.6	65.8	0.4	(25.6)	60.2

Depreciation
2004	$16.5	$33.5	$1.9	$0.1	$52.0
2003	17.3	32.7	2.1	0.1	52.2
2002	15.4	29.3	2.4	0.1	47.2

Equity in earnings (losses) of and write-down of an investment in affiliated companies
2004	$2.5	$—	$(1.4)	$—	$1.1
2003	2.1	—	(3.5)	—	(1.4)
2002	(5.2)	—	(4.8)	—	(10.0)

Business consolidation and restructuring expenses (net credits)
2004	$0.7	$2.3	$—	$(0.1)	$2.9
2003	1.8	1.8	0.2	0.2	4.0
2002	(0.5)	1.9	0.2	(1.1)	0.5

Business consolidation and restructuring payments
2004	$0.7	$3.5	$0.2	$0.3	$4.7
2003	2.2	5.0	1.0	0.9	9.1
2002	7.9	11.2	1.6	3.6	24.3

Segment assets
2004	$266.8	$471.4	$69.1	$(30.5)	$776.8
2003	238.8	452.9	62.1	(31.1)	722.7
2002	245.4	435.5	80.8	(53.6)	708.1

Investments in affiliated companies
2004	$5.7	$—	$(0.2)	$—	$5.5
2003	6.2	—	1.2	—	7.4
2002	29.2	—	4.8	—	34.0

Capital expenditures
2004	$10.3	$26.4	$0.4	$1.0	$38.1
2003	6.9	14.4	0.3	—	21.6
2002	4.0	10.4	0.4	0.1	14.9

Geographic Data

        Net sales and long-lived assets, by geographic area, consisted of the following for the three years ended December 31, 2004, 2003 and 2002:

(in millions)	2004	2003	2002
Net sales to external customers(a):
United States	$603.0	$502.2	$492.7

International
France	201.8	170.1	148.8
United Kingdom	91.3	79.4	73.4
Other	178.4	145.2	135.9

Total international	471.5	394.7	358.1

Total consolidated net sales	$1,074.5	$896.9	$850.8

Long-lived assets:
United States	$178.4	$198.0	$225.3

International
France	41.9	38.4	34.3
United Kingdom	43.7	40.1	35.3
Other	38.3	34.1	31.7

Total international	123.9	112.6	101.3

Total consolidated long-lived assets	$302.3	$310.6	$326.6

(a)
Certain prior years' revenues have been reclassified to conform to the 2004 presentation.

        Net sales are attributed to geographic areas based on the location in which the product is manufactured. U.S. net sales include U.S. exports to non-affiliates of $76.2 million, $73.0 million, and $67.3 million, for the years ended December 31, 2004, 2003 and 2002, respectively. Long-lived assets primarily consist of property, plant and equipment and other tangible assets.

Significant Customers

        The Boeing Company and its subcontractors accounted for approximately 19.3%, 22.7% and 23.9% of 2004, 2003 and 2002 net sales, respectively. Similarly, EADS, including Airbus and its subcontractors accounted for approximately 20.7%, 19.6% and 16.3% of 2004, 2003 and 2002 net sales, respectively.

Note 21—Other Income (Expense), Net

        Other income (expense), net, for the years ended December 31, 2004, 2003 and 2002, consisted of the following:

(in millions)	2004	2003	2002
Gains on sale of assets	$4.0	$2.2	$—
Accrual for certain legal matters	(7.0)	—	—

Other income (expense), net	$(3.0)	$2.2	$—

        During 2004, the Company recorded an accrual of $7.0 million in connection with a stipulation of settlement for the same amount, signed with the plaintiffs on September 30, 2004, in the ongoing carbon fiber federal class action case (see Note 17). The settlement was approved by the court on January 31, 2005 and the Company paid the settlement amount in full in February 2005. The Company denied and continues to deny the allegations in this case, but believes that the costs of continuing defense outweighed the costs of settlement.

        During 2004, the Company sold surplus land at one of its U.S. manufacturing facilities for net cash proceeds of $6.5 million and recognized a net $4.0 million gain on the sale.

        In 2003, the Company sold certain assets of its Structures business segment in two separate transactions for combined proceeds of $5.7 million, net of customary closing costs, and recognized an aggregate gain of $2.2 million.

        There were no items related to other income or expense in 2002.

Note 22—Non-Recurring Expenses

        During 2004, the Company recorded transaction costs of $1.1 million related to the secondary offering of its common stock. The $1.1 million of transaction costs have been included in selling, general and administrative expenses in the consolidated statements of operations (see Notes 10 and 14).

        During 2002, the Company recorded $1.5 million of expenses associated with the Company's agreement to issue mandatorily redeemable convertible preferred stock. The $1.5 million of expenses were included in selling, general and administrative expenses in the consolidated statement of operations.

Note 23—Non-Operating Income (Expense), Net

        Non-operating income (expense), net, for the years ended December 31, 2004, 2003 and 2002, consisted of the following:

(in millions)	2004	2003	2002
Gains relating to de-mutualization of an insurance company	$1.0	$—	$—
Gain on expiration of contingent liability	—	1.4	—
Gain (loss) on early retirement of debt	(3.2)	(4.0)	0.5
Litigation gain	—	—	9.8

Non-operating income (expense), net	$(2.2)	$(2.6)	$10.3

        During the first quarter of 2004, the Company became aware of an existing asset custodial account created upon the de-mutualization of an insurance company in December 2001. Assets distributed to the custodial account resulted from the existence of certain group life insurance, disability and dental plans insured by the de-mutualized company. The assets held in the account will be used to defray a portion of future funding requirements associated with these plans. In connection therewith, the Company recognized a gain of $0.6 million. In addition, during the second quarter of 2004, the Company sold the underlying securities obtained through the de-mutualization recognizing an additional gain of $0.4 million.

        During 2004, the Company repurchased $44.8 million principal amount of its 9.75% senior subordinated notes, due 2009, recognizing losses of $3.2 million on the early retirement of debt. The losses resulted from market premiums paid, as well as the write-off of related unamortized deferred financing costs and original issuance discount.

        During 2003, the Company recognized a $1.4 million gain attributable to a prior business sale, which occurred in April 2000. Pursuant to the sale agreement, Hexcel retained a contingent obligation for certain customer warranty claims, which expired in 2003. As a result, the Company reversed the $1.4 million contingent liability established at the time of the sale.

        In connection with its refinancing of its capital structure in 2003, the Company incurred a $4.0 million loss on early retirement of debt due to the write-off of unamortized deferred financing costs relating to the former senior credit facility and the 7% convertible subordinated notes, due 2003.

        In 2002, the Company recognized a $0.5 million gain on the early retirement of the Company's 7.0% convertible subordinated debentures, due 2011, in satisfaction of an annual sinking fund requirement. Also, in 2002, the Company recognized a litigation gain of $9.8 million (net of related fees and expenses) in connection with a contract dispute with Hercules, Inc. that arose out of the acquisition of Hercules' Composites Products Division in 1996. The net cash proceeds received from Hercules Inc. of $11.1 million were in satisfaction of the judgment entered in favor of the Company after Hercules had exhausted all appeals from a lower court decision in the New York courts.

Note 24—Quarterly Financial and Market Data (Unaudited)

        Quarterly financial and market data for the years ended December 31, 2004 and 2003 were:

(in millions)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter(a)(b)
2004
Net sales	$262.8	$272.2	$263.1	$276.4
Gross margin	54.6	61.5	54.9	58.1
Business consolidation and restructuring expenses	0.5	0.9	0.6	0.9
Other expense, net	—	1.5	1.5	—
Operating income	23.7	25.9	18.6	20.6
Non-operating expense, net	0.1	0.5	—	1.6
Deemed preferred dividends and accretion	(3.1)	(3.1)	(3.2)	(16.0)
Net income (loss) available to common shareholders	5.0	5.7	1.1	(8.4)

Net income (loss) per common share:
Basic	$0.13	$0.14	$0.03	$(0.20)
Diluted	$0.09	$0.10	$0.03	$(0.20)
Market price:
High	$8.70	$12.10	$14.16	$17.92
Low	$6.92	$6.72	$10.30	$13.65
2003
Net sales	$228.6	$234.1	$212.8	$221.4
Gross margin	46.0	47.6	39.6	41.3
Business consolidation and restructuring expenses	0.7	0.7	1.0	1.6
Other income, net	—	1.8	0.4	—
Operating income	17.2	18.8	11.1	10.7
Non-operating income (expense), net	(4.0)	1.4	—	—
Deemed preferred dividends and accretion	(0.5)	(3.0)	(3.1)	(3.0)
Net income (loss) available to common shareholders	(3.7)	1.8	(6.1)	(12.7)

Net income (loss) per common share:
Basic	$(0.10)	$0.05	$(0.16)	$(0.33)
Diluted	$(0.10)	$0.05	$(0.16)	$(0.33)
Market price:
High	$3.29	$4.55	$6.81	$7.95
Low	$2.60	$2.80	$3.22	$5.75

(a)
Included in deemed preferred dividends and accretion for the fourth quarter of 2004 is an accelerated charge of $12.9 million resulting from the conversion of a portion of mandatorily redeemable convertible preferred stock into common stock (see Note 10).

(b)
Included in the net loss available to common shareholders for the fourth quarter of 2003 is the impact of recognizing a non-cash valuation allowance on a Belgian deferred tax asset of $4.7 million.

        Hexcel has not declared or paid cash dividends per common stock during the periods presented.

Note 25—Supplemental Guarantor Information

        Certain subsidiaries of Hexcel have jointly, severally, fully and unconditionally guaranteed the Senior Secured Notes, due 2008. Presented below is consolidating information for Hexcel (parent, issuer and primary obligor of the debt), Hexcel Holdings (UK) Limited, Clark-Schwebel Holding Corp., Hexcel Reinforcements Corp. (formerly Clark-Schwebel Corporation), CS Tech-Fab Holding, Inc., Hexcel Pottsville Corporation and Hexcel International (guarantor subsidiaries), and the non-guarantor subsidiaries of Hexcel. Hexcel wholly owns all of the subsidiary guarantors. Hexcel Holdings (UK) Limited and Hexcel International became guarantors as of November 12, 2003. As a result, these entities have been reflected as guarantors in the financial information presented below for all periods.

Hexcel Corporation and Subsidiaries
Consolidating Balance Sheet
As of December 31, 2004

(in millions)	Parent	Guarantors	Non- Guarantors	Eliminations	Total
Assets
Current assets:
Cash and cash equivalents	$25.5	$10.3	$21.4	$—	$57.2
Accounts receivable, net	36.9	64.3	52.3	—	153.5
Inter-company accounts receivable	140.4	270.7	19.1	(430.2)	—
Inter-company interest receivable	12.0	0.5	0.1	(12.6)	—
Inventories, net	36.3	68.2	39.7	—	144.2
Inter-company short-term notes receivable	24.4	—	10.2	(34.6)	—
Prepaid expenses and other current assets	9.9	4.7	3.8	—	18.4

Total current assets	285.4	418.7	146.6	(477.4)	373.3
Net property, plant and equipment	122.4	124.2	40.0	—	286.6
Goodwill	21.5	54.3	2.5	—	78.3
Investments in subsidiaries	(519.7)	—	—	519.7	—
Investments in affiliated companies	—	5.7	(0.2)	—	5.5
Inter-company long-term notes receivable	994.8	17.7	20.5	(1,033.0)	—
Other assets	22.2	42.5	1.7	(33.3)	33.1

Total assets	$926.6	$663.1	$211.1	$(1,024.0)	$776.8

Liabilities and Stockholders' Equity
Current liabilities:
Notes payable and current maturities of capital lease obligations	$0.2	$0.1	$0.7	$—	$1.0
Inter-company short-term notes payable	—	34.6	—	(34.6)	—
Inter-company interest payable	—	9.9	2.7	(12.6)	—
Accounts payable	18.7	45.6	30.5	—	94.8
Inter-company accounts payable	280.0	129.0	21.2	(430.2)	—
Accrued compensation and benefits	29.1	13.9	12.6	—	55.6
Accrued interest	16.0	—	—	—	16.0
Business consolidation and restructuring liabilities	1.7	2.6	—	—	4.3
Other accrued liabilities	21.2	12.0	11.1	—	44.3

Total current liabilities	366.9	247.7	78.8	(477.4)	216.0
Long-term notes payable and capital leases	427.3	3.1	—	—	430.4
Inter-company long-term notes payable	—	937.7	95.3	(1,033.0)	—
Long-term retirement obligations	24.6	20.4	3.9	—	48.9
Other non-current liabilities	8.4	4.3	2.7	—	15.4
Total liabilities	827.2	1,213.2	180.7	(1,510.4)	710.7
Mandatorily redeemable convertible preferred stock, 0.101 shares of series A and 0.047 shares of series B authorized, issued and outstanding at December 31, 2004	90.5	—	—	—	90.5
Stockholders' equity (deficit)	8.9	(550.1)	30.4	486.4	(24.4)

Total liabilities and stockholders' equity (deficit)	$926.6	$663.1	$211.1	$(1,024.0)	$776.8

Hexcel Corporation and Subsidiaries
Consolidating Balance Sheet
As of December 31, 2003

(In millions)	Parent	Guarantors	Non- Guarantors	Eliminations	Total
Assets
Current assets:
Cash and cash equivalents	$27.8	$8.8	$5.1	$—	$41.7
Accounts receivable, net	28.3	52.8	45.1	—	126.2
Inter-company accounts receivable	121.9	194.6	6.9	(323.4)	—
Inter-company interest receivable	6.4	—	—	(6.4)	—
Inventories, net	34.7	55.1	30.7	—	120.5
Inter-company short-term notes receivable	208.4	—	14.3	(222.7)	—
Prepaid expenses and other current assets	2.5	8.9	4.8	—	16.2

Total current assets	430.0	320.2	106.9	(552.5)	304.6
Net property, plant and equipment	135.5	121.6	36.8	—	293.9
Goodwill	21.5	53.1	2.3	—	76.9
Investments in subsidiaries	(568.5)	—	—	568.5	—
Investments in affiliated companies	—	6.2	1.2	—	7.4
Inter-company long-term notes receivable	802.0	1.4	18.8	(822.2)	—
Other assets	26.7	43.1	2.6	(32.5)	39.9

Total assets	$847.2	$545.6	$168.6	$(838.7)	$722.7

Liabilities and Stockholders' Equity
Current liabilities:
Notes payable and current maturities of capital lease obligations	$0.1	$0.1	$1.9	$—	$2.1
Inter-company short-term notes payable	—	222.7	—	(222.7)	—
Inter-company interest payable	—	6.4	—	(6.4)	—
Accounts payable	9.5	35.5	19.1	—	64.1
Inter-company accounts payable	232.3	82.2	8.9	(323.4)	—
Accrued compensation and benefits	22.0	10.6	9.7	—	42.3
Accrued interest	18.2	0.1	—	—	18.3
Business consolidation and restructuring Liabilities	2.0	3.9	—	—	5.9
Other accrued liabilities	12.8	12.0	6.4	—	31.2

Total current liabilities	296.9	373.5	46.0	(552.5)	163.9
Long-term notes payable and capital leases	474.3	7.0	—	—	481.3
Inter-company long-term notes payable	1.4	701.1	119.7	(822.2)	—
Long-term retirement obligations	23.4	23.0	3.3	—	49.7
Other non-current liabilities	6.1	4.6	4.5	—	15.2

Total liabilities	802.1	1,109.2	173.5	(1,374.7)	710.1

Mandatorily redeemable convertible preferred stock, 0.125 shares of series A and 0.125 shares of series B authorized, issued and outstanding at December 31, 2003	106.0	—	—	—	106.0
Stockholders' equity (deficit)	(60.9)	(563.6)	(4.9)	536.0	(93.4)

Total liabilities and stockholders' equity (deficit)	$847.2	$545.6	$168.6	$(838.7)	$722.7

Hexcel Corporation and Subsidiaries
Consolidating Statement of Operations
For the Year Ended December 31, 2004

(In millions)	Parent	Guarantors	Non- Guarantors	Eliminations	Total
Net sales	$366.5	$627.3	$270.9	$(190.2)	$1,074.5
Cost of sales	289.2	529.1	217.3	(190.2)	845.4

Gross margin	77.3	98.2	53.6	—	229.1
Selling, general and administrative expenses	50.2	45.3	19.4	(1.8)	113.1
Research and technology expenses	8.1	9.8	3.4	—	21.3
Business consolidation and restructuring expenses	1.1	1.2	0.6	—	2.9
Other income (expense), net	3.0	—	—	—	3.0

Operating income	14.9	41.9	30.2	1.8	88.8
Interest income (expense)	14.9	(55.8)	(6.8)	—	(47.7)
Non-operating income (expense), net	(2.2)	—	—	—	(2.2)

Income (loss) before income taxes	27.6	(13.9)	23.4	1.8	38.9
Provision for income taxes	2.0	1.0	8.2	—	11.2

Income (loss) before equity in earnings	25.6	(14.9)	15.2	1.8	27.7
Equity in earnings (losses) of subsidiaries	1.4	—	—	(1.4)	—
Equity in earnings (losses) in affiliates	—	2.5	(1.4)	—	1.1

Net income (loss)	$27.0	$(12.4)	$13.8	$0.4	$28.8

Hexcel Corporation and Subsidiaries
Consolidating Statement of Operations
For the Year Ended December 31, 2003

(In millions)	Parent	Guarantors	Non- Guarantors	Eliminations	Total
Net sales	$336.1	$492.3	$227.4	$(158.9)	$896.9
Cost of sales	271.6	423.0	186.7	(158.9)	722.4

Gross margin	64.5	69.3	40.7	—	174.5
Selling, general and administrative expenses	37.9	38.7	20.0	(1.6)	95.0
Research and technology expenses	7.0	8.0	2.7	—	17.7
Business consolidation and restructuring expenses	2.1	0.2	1.7	—	4.0
Other income, net	2.2	—	—	—	2.2

Operating income	19.7	22.4	16.3	1.6	60.0
Interest income (expense)	2.0	(55.8)	0.2	—	(53.6)
Non-operating income (expense), net	(2.6)	—	—	—	(2.6)

Income (loss) before income taxes	19.1	(33.4)	16.5	1.6	3.8
Provision for income taxes	2.4	4.8	6.3	—	13.5

Income (loss) before equity in earnings	16.7	(38.2)	10.2	1.6	(9.7)
Equity in earnings (losses) of subsidiaries	(29.4)	—	—	29.4	—
Equity in earnings (losses) in affiliates	—	2.1	(3.5)	—	(1.4)

Net income (loss)	$(12.7)	$(36.1)	$6.7	$31.0	$(11.1)

Hexcel Corporation and Subsidiaries
Consolidating Statement of Operations
For the Year Ended December 31, 2002

(In millions)	Parent	Guarantors	Non- Guarantors	Eliminations	Total
Net sales	$347.9	$443.8	$199.9	$(140.8)	$850.8
Cost of sales	293.7	372.1	164.5	(140.8)	689.5

Gross margin	54.2	71.7	35.4	—	161.3
Selling, general and administrative expenses	37.1	34.3	15.9	(1.4)	85.9
Research and technology expenses	7.1	5.6	2.0	—	14.7
Business consolidation and restructuring expenses	(1.7)	1.3	0.9	—	0.5

Operating income	11.7	30.5	16.6	1.4	60.2
Interest income (expense)	(16.9)	(46.4)	0.5	—	(62.8)
Non-operating income, net	10.3	—	—	—	10.3

Income (loss) before income taxes	5.1	(15.9)	17.1	1.4	7.7
Provision for income taxes	0.5	4.6	6.2	—	11.3

Income (loss) before equity in earnings	4.6	(20.5)	10.9	1.4	(3.6)
Equity in earnings (losses) of subsidiaries	(19.6)	—	—	19.6	—
Equity in losses and write-downs of an investment in affiliates	—	(5.2)	(4.8)	—	(10.0)

Net income (loss)	$(15.0)	$(25.7)	$6.1	$21.0	$(13.6)

Hexcel Corporation and Subsidiaries
Consolidating Statement of Cash Flows
For the Year Ended December 31, 2004

(In millions)	Parent	Guarantors	Non- Guarantors	Eliminations	Total
Cash flows from operating activities
Net income (loss)	$27.0	$(12.4)	$13.8	$0.4	$28.8
Reconciliation to net cash provided by operations:
Depreciation	22.9	22.4	6.7	—	52.0
Amortization	3.3	1.8	—	(1.8)	3.3
Deferred income taxes	0.6	(0.7)	(1.0)	—	(1.1)
Business consolidation and restructuring expenses	1.1	1.2	0.6	—	2.9
Business consolidation and restructuring payments	(1.4)	(2.7)	(0.6)	—	(4.7)
Equity in losses of subsidiaries	(1.4)	—	—	1.4	—
Equity in (earnings) losses in affiliates	—	(2.5)	1.4	—	(1.1)
Changes in assets and liabilities:
Decrease (increase) in accounts receivable	(8.6)	(7.6)	(3.1)	—	(19.3)
Decrease (increase) in inventories	(1.6)	(10.4)	(5.5)	—	(17.5)
Decrease (increase) in prepaid expenses and assets	(7.1)	0.7	(1.0)	—	(7.4)
Increase (decrease) in accounts payable and accrued liabilities	22.0	9.6	14.3	—	45.9
Net change in inter-company receivable/payables	29.9	(30.1)	0.2	—	—
Changes in non-current assets and liabilities	(5.7)	4.0	6.7	(0.9)	4.1

Net cash provided by (used for) operating activities	81.0	(26.7)	32.5	(0.9)	85.9

Cash flows from investing activities
Capital expenditures	(12.6)	(18.4)	(7.1)	—	(38.1)
Proceeds from sale of assets	6.5	—	—	—	6.5
Dividends from affiliates	—	3.0	—	—	3.0

Net cash used for investing activities	(6.1)	(15.4)	(7.1)	—	(28.6)

Cash flows from financing activities
Repayments from senior secured credit facility, net	—	(4.1)	—	—	(4.1)
Repayments of capital lease obligations and other debt, net	(0.2)	(0.1)	(1.3)	—	(1.6)
Redemption of 7% convertible subordinated notes	(1.7)	—	—	—	(1.7)
Redemption of 9.75% senior subordinated notes	(47.0)	—	—	—	(47.0)
Proceeds (repayments) of inter-company debt, net	(43.6)	34.8	8.8	—	—
Intercompany distributions received (paid)	2.5	12.9	(15.4)	—	—
Activity under stock plans and other	12.8	—	—	—	12.8

Net cash provided by (used for) financing activities	(77.2)	43.5	(7.9)	—	(41.6)

Effect of exchange rate changes on cash and cash equivalents	—	0.1	(1.2)	0.9	(0.2)

Net increase (decrease) in cash and cash equivalents	(2.3)	1.5	16.3	—	15.5
Cash and cash equivalents at beginning of year	27.8	8.8	5.1	—	41.7

Cash and cash equivalents at end of year	$25.5	$10.3	$21.4	$—	$57.2

Hexcel Corporation and Subsidiaries
Consolidating Statement of Cash Flows
For the Year Ended December 31, 2003

(In millions)	Parent	Guarantors	Non- Guarantors	Eliminations	Total
Cash flows from operating activities
Net income (loss)	$(12.7)	$(36.1)	$6.7	$31.0	$(11.1)
Reconciliation to net cash provided by operations:
Depreciation	22.3	22.2	7.7	—	52.2
Amortization	3.5	1.6	—	(1.6)	3.5
Deferred income taxes	0.6	4.4	(0.2)	—	4.8
Business consolidation and restructuring expenses	2.1	0.2	1.7	—	4.0
Business consolidation and restructuring payments	(4.2)	(3.1)	(1.8)	—	(9.1)
Equity in losses of subsidiaries	29.4	—	—	(29.4)	—
Equity in losses of and write-downs of investment in affiliates	—	(2.1)	3.5	—	1.4
Changes in assets and liabilities:
Decrease (increase) in accounts receivable	5.8	(1.4)	1.5	—	5.9
Decrease (increase) in inventories	6.0	(2.9)	(0.4)	—	2.7
Decrease (increase) in prepaid expenses and assets	1.0	—	(0.1)	—	0.9
Increase (decrease) in accounts payable and accrued liabilities	(15.2)	5.7	1.6	—	(7.9)
Net change in inter-company receivable/payables	25.3	(11.9)	(13.4)	—	—
Changes in non-current assets and liabilities	(3.3)	(7.7)	10.6	—	(0.4)

Net cash provided by (used for) operating activities	60.6	(31.1)	17.4	—	46.9

Cash flows from investing activities
Capital expenditures	(6.3)	(10.5)	(4.8)	—	(21.6)
Proceeds from sale of an ownership interest in an affiliated company	—	23.0	—	—	23.0
Proceeds from sale of other assets	5.7	—	—	—	5.7
Dividends from affiliates	—	2.0	—	—	2.0

Net cash provided by (used for) investing activities	(0.6)	14.5	(4.8)	—	9.1

Cash flows from financing activities
Proceeds from senior secured credit facility, net	—	4.0	—	—	4.0
Repayments of capital lease obligations and other debt, net	(11.7)	(29.2)	1.7	—	(39.2)
Proceeds from issuance of 9 7/8% senior secured notes, net of discount	123.7	—	—	—	123.7
Proceeds (repayments) of senior credit facility, net	(106.8)	(71.3)	(1.6)	—	(179.7)
Redemption of 7% convertible subordinated notes	(46.9)	—	—	—	(46.9)
Proceeds from mandatorily redeemable convertible preferred stock	125.0	—	—	—	125.0
Proceeds (repayments) of inter-company debt, net	(180.7)	183.1	(2.4)	—	—
Issuance costs related to debt and equity offerings	(14.1)	—	—	—	(14.1)
Intercompany distributions received (paid)	79.2	(73.4)	(5.8)	—	—
Activity under stock plans and other	0.3	—	—	—	0.3

Net cash provided by (used for) financing activities	(32.0)	13.2	(8.1)	—	(26.9)

Effect of exchange rate changes on cash and cash equivalents	—	3.8	0.6	—	4.4

Net increase (decrease) in cash and cash equivalents	28.0	0.4	5.1	—	33.5
Cash and cash equivalents at beginning of year	(0.2)	8.4	—	—	8.2

Cash and cash equivalents at end of year	$27.8	$8.8	$5.1	$—	$41.7

Hexcel Corporation and Subsidiaries
Consolidating Statement of Cash Flows
For the Year Ended December 31, 2002

(In millions)	Parent	Guarantors	Non- Guarantors	Eliminations	Total
Cash flows from operating activities
Net income (loss)	$(15.0)	$(25.7)	$6.1	$21.0	$(13.6)
Reconciliation to net cash provided by operations:
Depreciation	22.8	19.1	5.3	—	47.2
Amortization	4.0	1.4	—	(1.4)	4.0
Deferred income taxes	0.5	(0.2)	1.4	—	1.7
Business consolidation and restructuring expenses	(1.7)	1.2	1.0	—	0.5
Business consolidation and restructuring payments	(10.7)	(9.5)	(4.1)	—	(24.3)
Equity in losses of subsidiaries	19.6	—	—	(19.6)	—
Equity in losses of and write-downs of an investment in affiliates	—	5.2	4.8	—	10.0
Changes in assets and liabilities:
Decrease (increase) in accounts receivable	18.8	11.4	5.4	—	35.6
Decrease (increase) in inventories	10.9	15.8	(0.9)	—	25.8
Decrease (increase) in prepaid expenses and other assets	(0.9)	(0.7)	(0.1)	—	(1.7)
Increase (decrease) in accounts payable and accrued liabilities	(5.3)	(9.9)	(0.5)	—	(15.7)
Net change in inter-company receivable and payable	45.5	(45.8)	0.3	—	—
Changes in other non-current assets and long-term liabilities	(17.3)	14.8	(1.1)	—	(3.6)

Net cash provided by (used for) operating activities	71.2	(22.9)	17.6	—	65.9

Cash flows from investing activities
Capital expenditures	(5.3)	(6.1)	(3.5)	—	(14.9)
Proceeds from sale of an ownership interest in an Affiliate	—	10.0	—	—	10.0
Proceeds from sale of other assets	0.3	0.9	0.3	—	1.5
Dividends from affiliates	—	1.6	—	—	1.6
Other	(0.5)	—	—	—	(0.5)

Net cash provided by (used for) investing activities	(5.5)	6.4	(3.2)	—	(2.3)

Cash flows from financing activities
Proceeds (repayments) of credit facilities, net	(38.9)	(19.1)	0.6	—	(57.4)
Proceeds (repayments) of long-term debt, net	(1.0)	(7.1)	(1.8)	—	(9.9)
Proceeds (repayments) of long-term inter-company debt, net	(101.3)	113.7	(12.4)	—	—
Inter-company distributions received (paid)	73.1	(73.1)	—	—	—

Net cash provided by (used for) financing activities	(68.1)	14.4	(13.6)	—	(67.3)

Effect of exchange rate changes on cash and cash Equivalents	—	0.3	—	—	0.3

Net increase (decrease) in cash and cash equivalents	(2.4)	(1.8)	0.8	—	(3.4)
Cash and cash equivalents at beginning of year	2.2	10.2	(0.8)	—	11.6

Cash and cash equivalents at end of year	$(0.2)	$8.4	$—	$—	$8.2

INDEX TO UNAUDITED PRO FORMA FINANCIAL INFORMATION

Unaudited Pro Forma Financial Information	P-2
Unaudited Pro Forma Condensed Consolidated Balance Sheet as of March 31, 2005	P-3
Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet	P-4
Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2004	P-5
Unaudited Pro Forma Condensed Consolidated Statement of Operations for the three months ended March 31, 2005	P-6
Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations	P-7

UNAUDITED PRO FORMA FINANCIAL INFORMATION

        The unaudited pro forma condensed consolidated balance sheet as of March 31, 2005 has been prepared to illustrate the effect of the conversion of 24,007 shares of Series A and 47,125 shares of Series B mandatorily redeemable convertible preferred stock in connection with this offering into 11,075,160 shares of the Company's common stock (the "Equity Offering") as if the Equity Offering occurred as of March 31, 2005.

        The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2004 and the three months ended March 31, 2005 have been prepared to illustrate the effect of (a) the refinancing of substantially all of the Company's long term debt during the first quarter of 2005 (the "Refinancing") and (b) the Equity Offering as if the transactions occurred on January 1, 2004. In addition, the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2004 has been prepared to illustrate the effect of the conversion in December 2004 by the holders thereof of 23,916 shares of Series A and 77,875 shares of Series B mandatorily redeemable convertible preferred stock into an aggregate of 13,049,912 shares of common stock as if it occurred on January 1, 2004 (the "Initial Equity Offering"). There is no tax impact on the pro forma adjustments due to limitations on the Company's ability to realize tax benefits in the U.S., and due to the requirement under U.S. generally accepted accounting principles to establish, or release, a non-cash valuation allowance attributable to currently generated U.S. net operating income (losses) until such time as the U.S. operations generate income in future years to utilize the net operating losses in full.

        The following unaudited pro forma financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus and the consolidated financial statements of Hexcel and the notes thereto included in or incorporated by reference in this prospectus. The unaudited pro forma financial information does not purport to represent the results of operations or financial condition that would have been reported had the events assumed therein occurred on the dates indicated, nor does it purport to be indicative of results of operations that may be achieved in the future.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
March 31, 2005
(In millions)

	Historical	Adjustments		Pro Forma Consolidated
Assets
Current assets:
Cash and cash equivalents	$26.2	(1.0	)(d)	$25.2
Accounts receivable, net	169.8			169.8
Inventories, net	160.1			160.1
Prepaid expenses and other current assets	12.8			12.8

Total current assets	368.9	(1.0)		$367.9
Property, Plant, and Equipment	715.4			715.4
Less Accumulated Depreciation	(442.4)			(442.4)

Net Property, Plant, and Equipment	273.0			273.0
Goodwill	76.6			76.6
Investments in affiliated companies	14.1			14.1
Other assets	33.7			33.7

Total assets	$766.3	(1.0)		$765.3

Liabilities and Stockholders Equity (Deficit)
Current liabilities:
Notes payable and current maturities of capital lease obligations	$4.6			$4.6
Accounts payable	97.7			97.7
Accrued liabilities	91.1			91.1

Total current liabilities	193.4			193.4
Long-term notes payable and capital lease obligations	478.4			478.4
Other non-current liabilities	62.0			62.0

Total liabilities	733.8			733.8
Mandatory redeemable convertible preferred stock	92.8	9.5	(a)	67.0
		(2.1	)(c)
		(33.2	)(b)
Stockholders' equity (deficit)
Preferred stock, no par value, 20.0 shares authorized, no shares issued or outstanding	—	—		—
Common stock, 0.01 par value, 200.0 shares of stock authorized, and 55.8 shares issued (actual); 66.8 shares issued (pro forma)	0.6	0.1	(b)	0.7
Additional paid in capital	336.3	33.1	(b)	362.0
		2.1	(c)
		(9.5	)(a)
Accumulated deficit	(386.2)	(1.0	)(d)	(387.2)
Accumulated other comprehensive income	4.4			4.4

	(44.9)	24.8		(20.1)
Less: Treasury stock, at cost, 1.5 shares	(15.4)			(15.4)

Total stockholders' equity (deficit)	(60.3)	24.8		(35.5)

Total liabilities and stockholders equity (deficit)	$766.3	(1.0)		$765.3

See accompanying notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet

(a)
On March 19, 2003, the Company issued 125,000 shares of Series A and 125,000 shares of Series B mandatorily redeemable convertible preferred stock. As a result of the issuance, the Company recorded a beneficial conversion feature of $23.4 million, a discount of $24.4 million and deferred issuance costs of $5.2 million, all of which are being accreted over the term of the underlying preferred stock. Following guidance in Emerging Issues Task Force Issue No. 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments" ("EITF 00-27"), the Company will record an "accelerated charge" immediately upon conversion of the 24,007 shares of Series A and 47,125 shares of Series B mandatorily redeemable convertible preferred stock into common stock for an amount equal to a pro rata portion of the unaccreted beneficial conversion feature, discount and deferred issuance costs remaining from the March 19, 2003 preferred stock issuance. Therefore, assuming the Equity Offering took place as of March 31, 2005, the Company would record an accelerated charge of $9.5 million as part of deemed preferred dividends and accretion within its consolidated statement of operations and an offsetting adjustment to the carrying value of mandatorily redeemable convertible preferred stock.

(b)
The Company will reduce the historical carrying value of mandatorily redeemable convertible preferred stock by $33.2 million attributable to the conversion of 24,007 shares of Series A and 47,125 shares of Series B mandatorily redeemable convertible preferred stock into common stock comprised of the $9.5 million "accelerated charge" recorded in accordance with EITF 00-27 and a $23.7 million reduction of previously recorded amounts. An offsetting amount will be recorded as an increase in common stock at its par value ($0.1 million) and additional paid-in capital ($33.1 million).

(c)
Commencing on the third anniversary of the original issuance, holders of Series A mandatorily redeemable convertible preferred stock will be entitled to receive dividends at an annual rate of 6% of the accrued value. Although the holders of the Series A mandatorily redeemable convertible preferred stock do not accrue dividends until the third anniversary of the original issuance, the Company is required to accrue such dividends over the term of the underlying preferred stock. Immediately upon conversion, the Company will reduce previously accrued dividends attributable to the Series A mandatorily redeemable convertible preferred stock being converted into common shares, as the related previously accrued dividends will not be paid. An offsetting amount will be recorded in additional paid-in capital. Assuming the Equity Offering took place as of March 31, 2005, the Company would have reversed $2.1 million of previously accrued dividends.

(d)
The Company expects to incur transaction costs of $1.0 million in connection with the Equity Offering.

UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
Year Ended December 31, 2004
(In millions)

	Historical	Refinancing Adjustments (a)(b)	Pro Forma For Refinancing	Equity Offering and Initial Equity Offering Adjustments (c)(d)(e)	Pro Forma Consolidated
Net Sales	1,074.5		$1,074.5		$1,074.5
Cost of Sales	845.4		845.4		845.4

Gross Margin	229.1		229.1		229.1
Selling, general and administrative expenses	113.1		113.1		113.1
Research and technology expenses	21.3		21.3		21.3
Business consolidation and restructuring expenses	2.9		2.9		2.9
Other expense	3.0		3.0		3.0

Operating income	88.8		88.8		88.8
Interest expense	47.7	(13.7)	34.0		34.0
Non-operating expense	2.2		2.2		2.2

Income before income taxes	38.9	13.7	52.6		52.6
Provision for income taxes	11.2		11.2		11.2

Income before equity in earnings	27.7	13.7	41.4		41.4
Equity in earnings of affiliated companies	1.1		1.1		1.1

Net income	28.8	13.7	42.5		42.5
Deemed preferred dividends and accretion	(25.4)		(25.4)	2.8	(19.4)
				3.2

Net income available to common shareholders	3.4	$13.7	$17.1	$6.0	$23.1

Net income per common share
Basic	$0.09	$0.35	$0.44	$(0.07)	$0.37
Diluted	$0.08	$0.33	$0.41	$(0.06)	$0.35
Weighted-average common shares outstanding
Basic	39.3		39.3	23.8	63.1
Diluted	42.1		42.1	23.8	65.9

See accompanying notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
Three Months Ended March 31, 2005
(In millions)

	Historical	Refinancing Adjustments (a)(b)	Pro Forma For Refinancing	Equity Offering and Initial Equity Offering Adjustments (c)(d)	Pro Forma Consolidated
Net Sales	$290.6		$290.6		$290.6
Cost of Sales	224.8		224.8		224.8

Gross Margin	65.8		65.8		65.8
Selling, general and administrative expenses	26.6		26.6		26.6
Research and technology expenses	5.7		5.7		5.7
Business consolidation and restructuring expenses	0.4		0.4		0.4
Other expense	0.2		0.2		0.2

Operating income	32.9		32.9		32.9
Interest expense	11.9	(4.5)	7.4		7.4
Non-operating expense	40.3		40.3		40.3

Income (loss) before income taxes	(19.3)	4.5	(14.8)		(14.8)
Provision for income taxes	3.6		3.6		3.6

Income (loss) before equity in earnings (losses)	(22.9)	4.5	(18.4)		(18.4)
Equity in earnings of affiliated companies	0.5		0.5		0.5

Net Income (loss)	(22.4)	4.5	(17.9)		(17.9)
Deemed preferred dividends and accretion	(2.3)		(2.3)	0.7	(1.6)

Net loss available to common shareholders	$(24.7)	$4.5	$(20.2)	$0.7	$(19.5)

Net Loss per common share
Basic	$(0.46)	$0.09	$(0.37)	$0.07	$(0.30)
Diluted	$(0.46)	$0.09	$(0.37)	0.07	$(0.30)
Weighted-average common shares outstanding
Basic	53.9		53.9	11.1	65.0
Diluted	53.9		53.9	11.1	65.0

See accompanying notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations

Refinancing Adjustments

(a)
During the first quarter of 2005, the Company took a series of actions to refinance substantially all of its long term debt. The net interest expense adjustment resulting from the Refinancing includes a decrease in interest expense attributable to (i) the redemption of $285.3 million principal amount of 9.75% senior subordinated notes due 2009, (ii) the repurchase of $125.0 million principal amount of 9.875% senior secured notes due 2008, and (iii) the redemption of $19.2 million principal amount of 7% convertible subordinated debentures due 2011 offset by the increase in interest expense attributable to (i) the issuance of $225.0 million aggregate principal amount of 6.75% senior subordinated notes due 2015, and (ii) borrowings of $27.0 million under the revolving credit portion and $225.0 million under the term loan portion of a new $350.0 million senior secured credit facility. Net interest expense adjustment includes the interest expense impact related to the amortization of unamortized deferred financing costs and original issuance discounts, the impact of the cancellation of interest rate swap agreements related to $100.0 million principal amount of the 9.75% senior subordinated notes due 2009, and the impact of banking, commitment and other fees. Details of net interest expense adjustment follow (in millions):

	For the Year Ended December 31, 2004	For the Three Months Ended March 31, 2005
Decrease in interest expense attributable to the redemption of the 9.75% senior subordinated notes due 2009, the repurchase of the 9.875% senior secured notes due 2008, and the redemption of the 7% convertible subordinated notes due 2011, including amortization of deferred financing costs and original issuance discounts of $3.3 million and $0.5 million for the year ended December 31, 2004 and three months ended March 31, 2005, respectively, and banking, commitment and other fees of $1.4 million and $0.4 million for the year ended December 31, 2004 and three months ended March 31, 2005, respectively	$(46.3)	$(8.7)
Increase in interest expense attributable to the issuance of the 6.75% senior subordinated notes due 2015, and borrowings under the new senior secured credit facility, including amortization of deferred financing costs of $1.8 million and $0.2 million for the year ended December 31, 2004 and three months ended March 31, 2005, respectively, and banking, commitment and other fees of $1.0 million and $0.3 million for the year ended December 31, 2004 and three months ended March 31, 2005, respectively	30.6	4.0
Elimination of interest expense benefit resulting from the cancellation of the interest rate swap agreement related to the 9.75% senior subordinated notes due 2009	2.0	0.2

Net interest expense adjustment	$(13.7)	$(4.5)

(b)
In connection with the redemption of the 9.75% senior subordinated notes due 2009, the repurchase of the 9.875% senior secured notes due 2008, and the redemption of the 7%

  convertible subordinated notes due 2011, the Company recorded a loss on early retirement of debt of $40.3 million, consisting of tender offer and call premiums on repurchase of $25.2 million, the write-off of unamortized deferred financing costs and original issuance discounts of $10.3 million, transaction costs in connection with the repurchase of $1.2 million, and a loss of $3.6 million related to the cancellation of interest rate swap agreements. The loss on early retirement of debt is included in the historical condensed consolidated statement of operations for the three months ended March 31, 2005. The loss on early retirement of debt will not have a continuing impact on the Company.

Conversion of Preferred Stock Adjustments

  Equity Offering Adjustments

(c)
On March 19, 2003, the Company issued 125,000 shares of Series A and 125,000 shares of Series B mandatorily redeemable convertible preferred stock. As a result of the issuance, the Company recorded a beneficial conversion feature of $23.4 million, a discount of $24.4 million and deferred issuance costs of $5.2 million, all of which are being accreted over the term of the underlying preferred stock. Following guidance in EITF 00-27, pursuant to the Equity Offering the Company will record an "accelerated charge" immediately upon conversion of the 24,007 shares of Series A and 47,125 shares of Series B mandatorily redeemable convertible preferred stock into common stock for an amount equal to a pro rata portion of the unaccreted beneficial conversion feature, discount and deferred issuance costs remaining from the March 19, 2003 preferred stock issuance. Therefore, assuming the Equity Offering took place as of January 1, 2004, the Company would have recorded an additional deemed preferred dividends and accretion charge of $11.7 million relating to this accelerated charge for the year ended December 31, 2004. The accelerated charge has not been reflected in the unaudited pro forma condensed consolidated statements of operations as it is not expected to have a continuing impact on the Company. The unaudited pro forma condensed consolidated statements of operations do reflect adjustments of $2.8 million for the year ended December 31, 2004 and $0.7 million for the three months ended March 31, 2005 for previously recorded deemed preferred dividends and accretion assuming the Equity Offering took place on January 1, 2004. In addition, the Company expects to incur transaction costs of $1.0 million, which have not been reflected in the unaudited pro forma condensed consolidated statements of operations as they are not expected to have a continuing impact on the Company.

(d)
Pursuant to the Equity Offering, the Series A and Series B convertible preferred stockholders will convert 24,007 and 47,125 shares of currently outstanding preferred stock into common shares, respectively, in accordance with the terms of the mandatorily redeemable convertible preferred stockholder agreements. Upon conversion, the number of outstanding common shares will increase by 11,075,160 shares. Therefore, the unaudited pro-forma condensed consolidated statements of operations reflect additional weighted-average common shares outstanding. The pro-forma net income/loss per common share has been adjusted accordingly.

  Initial Equity Offering Adjustments

(e)
In December 2004, certain shareholders of the Company completed a secondary offering of 24,149,998 shares of common stock. In connection with the Initial Equity Offering, 23,916 shares of Series A and 77,875 shares of Series B mandatorily redeemable convertible preferred stock were converted into common shares. Following the guidance in EITF 00-27, the Company recorded an "accelerated charge" of $12.9 million upon conversion of the mandatorily redeemable convertible preferred shares into common shares equal to the pro rata portion of the unaccreted beneficial conversion feature, discount and deferred issuance costs remaining from the March 19, 2003 preferred stock issuance. The accelerated charge is included in the historical condensed consolidated statement of operations for the year ended December 31, 2004. This charge will not have a continuing impact on the Company. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2004 reflects an adjustment of $3.2 million for previously recorded deemed preferred dividends and accretion assuming the Initial Equity Offering took place on January 1, 2004. In addition, the Company incurred $1.1 million of transaction costs related to the Initial Equity Offering, which are included in selling, general and administrative expenses in the historical condensed consolidated statement of operations for the year ended December 31, 2004. These transaction costs will not have a continuing impact on the Company. Pro forma net income/loss per common share has been adjusted to reflect the additional weighted-average common shares outstanding as if the Initial Equity Offering occurred on January 1, 2004.

    No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

14,500,000 Shares

Hexcel Corporation

Common Stock

Goldman, Sachs & Co.

Credit Suisse First Boston

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

        The following sets forth expenses, other than underwriting fees and commissions, expected to be borne by the Registrant, in connection with the distribution of the Securities being registered:

Securities and Exchange Commission registration fee	$33,000
NASD filing fee	30,000
Blue Sky fees and expenses	7,500
Transfer agent fees	2,500
Legal	300,000
Printing	200,000
Accounting	200,000
Miscellaneous	227,000

Total	$1,000,000

Item 15. Indemnification of Directors and Officers

        Set forth below is a description of certain provisions of the Delaware General Corporation Law (the "DGCL"), the Certificate of Incorporation of the Company and the Hexcel Corporation 2003 Incentive Stock Plan, as amended (the "Incentive Stock Plan"), as such provisions relate to the indemnification of the directors and officers of the Company. This description is intended only as a summary and is qualified in its entirety by reference to the applicable provisions of the DGCL, the Certificate of Incorporation of the Company, the Bylaws of the Company and the Incentive Stock Plan, which are incorporated herein by reference.

        Section 145 of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at its request in such capacity at another corporation or business organization, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe that such person's conduct was unlawful. A Delaware corporation may indemnify officers and directors against expenses (including attorneys' fees) in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

        Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of a corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of his fiduciary duty as a director; provided, however, that such clause shall not apply to any liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (Liability of

Directors for Unlawful Payment of Dividend or Unlawful Stock Purchase or Redemption) or (iv) for any transaction from which the director derived an improper personal benefit.

        The Company's Certificate of Incorporation provides for the elimination of personal liability of a director for breach of fiduciary duty, to the full extent permitted by the DGCL. The Company's Certificate of Incorporation also provides that the Company shall indemnify its directors and officers to the full extent permitted by the DGCL; provided, however, that the Company shall indemnify any such person seeking indemnification in connection with a proceeding initiated by such person only if such proceeding was authorized by the Board of Directors of the Company. The Certificate of Incorporation further provides that the Company may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification similar to those provided to the directors and officers of the Company to the employees and agents of the Company who are not directors or officers of the Company.

        Pursuant to the Incentive Stock Plan, no member of the Compensation Committee of the Board of Directors of the Company, or such other committee or committees of the Board of Directors as may be designated by the Board of Directors from time to time to administer the Incentive Stock Plan, shall be liable for any action or determination made in good faith, and the members of such committee or committees shall be entitled to indemnification in the manner provided in the Company's Certificate of Incorporation.

Item 16. Exhibits

Exhibit No.		Description
1.1	*	Form of Underwriting Agreement.
2.1
Asset Purchase Agreement dated March 31, 2000 between Hexcel Corporation and Britax Cabin Interiors, Inc. (incorporated herein by reference to Exhibit 2.1 to Hexcel's Current Report on Form 8-K dated May 10, 2000).
5.1	*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP, special counsel to the Company.
23.1	*	Consent of Independent Registered Public Accounting Firm—PricewaterhouseCoopers LLP (Hexcel Corporation).
23.2	*	Consent of Independent Registered Public Accounting Firm—Deloitte Touche Tohmatsu CPA Ltd. (BHA Aero Composite Parts Co., Ltd.).
23.3	*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).
24.1	*	Powers of Attorney (included on the signature pages of the Registration Statement).

*
Filed herewith.

Item 17. Undertakings

        The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be anew registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offer thereof.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Stamford, state of Connecticut, on July 8, 2005.

HEXCEL CORPORATION
BY:	/S/ STEPHEN C. FORSYTH Stephen C. Forsyth Executive Vice President and Chief Financial Officer

        KNOWN TO ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Stephen C. Forsyth and Ira J. Krakower as their attorney-in-fact, with the power of substitution, for them in any and all capacities, to sign any amendments to this registration statement (including post-effective amendments) and any related registration statement and its amendments and post effective amendments filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ DAVID E. BERGES David E. Berges	Chairman of the Board; Chief Executive Officer; President; Director	July 8, 2005
/s/ STEPHEN C. FORSYTH Stephen C. Forsyth	Executive Vice President; Chief Financial Officer	July 8, 2005
/s/ WILLIAM J. FAZIO William J. Fazio	Controller; Principal Accounting Officer	July 8, 2005
/s/ JOEL S. BECKMAN Joel S. Beckman	Director	July 8, 2005
/s/ H. ARTHUR BELLOWS, JR. H. Arthur Bellows, Jr.	Director	July 8, 2005

/s/ JEFFREY C. CAMPBELL Jeffrey C. Campbell	Director	July 8, 2005
/s/ SANDRA L. DERICKSON Sandra L. Derickson	Director	July 8, 2005
/s/ JAMES J. GAFFNEY James J. Gaffney	Director	July 8, 2005
/s/ SANJEEV K. MEHRA Sanjeev K. Mehra	Director	July 8, 2005
/s/ PETER M. SACERDOTE Peter M. Sacerdote	Director	July 8, 2005
/s/ ROBERT J. SMALL Robert J. Small	Director	July 8, 2005
/s/ MARTIN L. SOLOMON Martin L. Solomon	Director	July 8, 2005

EXHIBIT INDEX

Exhibit No.		Description
1.1	*	Form of Underwriting Agreement.
2.1
Asset Purchase Agreement dated March 31, 2000 between Hexcel Corporation and Britax Cabin Interiors, Inc. (incorporated herein by reference to Exhibit 2.1 to Hexcel's Current Report on Form 8-K dated May 10, 2000).
5.1	*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP, special counsel to the Company.
23.1	*	Consent of Independent Registered Public Accounting Firm—PricewaterhouseCoopers LLP (Hexcel Corporation).
23.2	*	Consent of Independent Registered Public Accounting Firm—Deloitte Touche Tohmatsu CPA Ltd. (BHA Aero Composite Parts Co., Ltd.).
23.3	*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).
24.1	*	Powers of Attorney (included on the signature pages of the Registration Statement).

*
Filed herewith.

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AVAILABLE INFORMATION
MARKET AND INDUSTRY DATA
FORWARD LOOKING STATEMENTS
SUMMARY
The Offering
Summary Financial Data
RISK FACTORS
USE OF PROCEEDS
PRICE RANGE OF OUR COMMON STOCK
DIVIDEND POLICY
CAPITALIZATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
SELLING STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS
UNDERWRITING
LEGAL MATTERS
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS
INDEX TO FINANCIAL STATEMENTS
Hexcel Corporation and Subsidiaries Condensed Consolidated Balance Sheets
Hexcel Corporation and Subsidiaries Condensed Consolidated Statement of Operations
Hexcel Corporation and Subsidiaries Condensed Consolidated Statements of Cash Flows
HEXCEL CORPORATION AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Report of Independent Registered Public Accounting Firm
Hexcel Corporation and Subsidiaries Consolidated Balance Sheets As of December 31,
Hexcel Corporation and Subsidiaries Consolidated Statements of Operations For the Years Ended December 31,
Hexcel Corporation and Subsidiaries Consolidated Statements of Stockholders' Equity (Deficit) and Comprehensive Income (Loss) For the Years Ended December 31, 2004, 2003, 2002 and 2001
Hexcel Corporation and Subsidiaries Consolidated Statements of Cash Flows For the Years Ended December 31,
HEXCEL CORPORATION AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Hexcel Corporation and Subsidiaries Consolidating Balance Sheet As of December 31, 2004
Hexcel Corporation and Subsidiaries Consolidating Balance Sheet As of December 31, 2003
Hexcel Corporation and Subsidiaries Consolidating Statement of Operations For the Year Ended December 31, 2004
Hexcel Corporation and Subsidiaries Consolidating Statement of Operations For the Year Ended December 31, 2003
Hexcel Corporation and Subsidiaries Consolidating Statement of Operations For the Year Ended December 31, 2002
Hexcel Corporation and Subsidiaries Consolidating Statement of Cash Flows For the Year Ended December 31, 2004
Hexcel Corporation and Subsidiaries Consolidating Statement of Cash Flows For the Year Ended December 31, 2003
Hexcel Corporation and Subsidiaries Consolidating Statement of Cash Flows For the Year Ended December 31, 2002
INDEX TO UNAUDITED PRO FORMA FINANCIAL INFORMATION
UNAUDITED PRO FORMA FINANCIAL INFORMATION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET March 31, 2005 (In millions)
Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet
UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS Year Ended December 31, 2004 (In millions)
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS Three Months Ended March 31, 2005 (In millions)
Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX